SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

March 5, 2018

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Please find attached herewith a copy of the audited consolidated financial statements of Credicorp Ltd. (the “Company”) and its subsidiaries, for the fiscal year ended December 31, 2017, including the report of the independent external auditors Gaveglio, Aparicio y Asociados Sociedad de Responsabilidad Limitada, members of PricewaterhouseCoopers in Perú, approved by the Company’s Board of Directors in its session held on February 28th, 2018, and which will be submitted for evaluation and approval of the Annual General Meeting of Shareholders on March 28, 2018.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Stock Market Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2018

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016

US$	=	United States dollar
S/	=	Sol

(A free translation of the original in Spanish)

REPORT OF THE INDEPENDENT AUDITORS

To The Shareholders

CREDICORP LTD.

Opinion on the audit of the consolidated financial statements

Our opinion

In our opinion, the consolidated financial statements present fairly, in all material aspects the consolidated financial position of Credicorp Ltd. and its subsidiaries (the Group) as at December 31, 2017, their consolidated financial performance and consolidated cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

What we have audited

The Group’s consolidated financial statements comprise:

•	the consolidated statement of financial position as at December 31, 2017;
•	the consolidated statement of income for the year then ended;
•	the consolidated statement of comprehensive income for the year then ended;
•	the consolidated statement of changes in equity for the year then ended;
•	the consolidated statement of cash flows for the year then ended; and
•	the Notes to the consolidated financial statements, which include a summary of the significant accounting policies.

Basis for opinion

We conducted our audit in accordance with International Auditing Standards (ISAs). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code of Ethics) and the ethical requirements of the Code of Professional Ethics issued by the Board of Deans of the Institutes of Peruvian Certified Public Accountants, which are relevant for our audit of the consolidated financial statements. We have fulfilled our other ethical responsibilities in accordance with the IESBA Code of Ethics and the ethical requirements of the Code of Professional Ethics issued by the Board of Deans of the Institutes of Peruvian Certified Accountants.

Our audit approach

Overview

An audit is designed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Errors may arise due to error or fraud. These are considered material if, individually or in total, they could reasonably influence the economic decisions that users make based on the consolidated financial statements.

The scope of our audit and the nature, timing and extent of our procedures was determined by our risk assessment that the consolidated financial statements may contain material errors, whether due to fraud or error. We carried out our audit procedures based on the approach of legal entities considered financially significant in the context of the Group, with a combination of full scope audits and audits of specific accounts to achieve the desired level of evidence at a consolidated level.

Key Audit Matters (KAM) are those which, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period:

•     Information technology environment;

•     Allowance for loan losses; and

•     Valuation of the mathematical life annuities reserves

As part of designing of our audit, we determined materiality and assessed the risks of material misstatement in the consolidated financial statements. In particular, we considered the cases where management has made subjective judgments; for example, in respect of significant accounting estimates that involve making assumptions and considering future events that are inherently uncertain. We also addressed the risk of management override of internal controls, including, among other matters, consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

How we designed the scope of our audit of the Group

We have designed the scope of our audit in order to be able to carry out sufficient work to permit us to issue an opinion regarding the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls and the economic sector in which the Group operates.

Our audit for the year ended December 31, 2017, does not represent significant changes in relation to the audit of last year, thus, in establishing the general approach of the Group, we determined the type of work that required to be done on the components, based mainly on individual legal entities. In that sense, we consider Banco de Crédito del Perú S.A. and Mibanco, Banco de la Microempresa S.A., as significant components based on their individual contributions to profit before tax, and Pacífico Compañía de Seguros y Reaseguros S.A. due to the significant risk related to the valuation of the mathematical life annuity reserves. Additionally, we have considered the individual work carried out in each subsidiary, for the purpose of the issue of the statutory audit opinion for each entity.

The statutory audit of the subsidiaries includes work performed by other firms of PwC in the region, like Panama, Chile, Colombia and Bolivia. For said works we determined the level of participation that we needed to obtain in the auditing work in those entities in order to conclude as to whether sufficient and appropriate audit evidence had been obtained as a basis for our opinion with regard to the consolidated financial statements as a whole. This includes regular communication with the other PwC firms mentioned above during the entire year, the issue of instructions, visits to the auditors of components by the key members of the main work team, a review of the results of their audit procedures including the nature, timing and extent of the work that affect the audit opinion of the Group.

Key Audit Matters (KAM)

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. The scope of our audit and the key audit matters have not changed significantly in relation to the previous year. The audit matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon; and, we do not provide a separate opinion on these matters.

Key Audit Matters (KAM)	How our audit addressed the key audit matter

Information technology environment

Credicorp Ltd. and subsidiaries are highly dependent on their technology structure, both for the processing of their operations, as well as for the reasonable preparation and presentation of their consolidated financial statements, which leads us to consider the information technology environment as an important area of focus in our audit.

The Group has technological infrastructure for its business activities, as well as ongoing plans for the improvement and maintenance of the access management and change in the pertinent systems and applications, the development of new programs, automated controls and automated components in the relevant business processes. The controls to authorize, control, restrict and cancel accesses to the technology environment and program changes are fundamental for mitigating the potential risk of fraud or error based on the misuse or improper change in the systems of the Group, thus ensuring the integrity of the financial information and accounting records.

The Group has an information technology structure, which comprises more than one technology environment with different processes and segregated controls; furthermore, it is currently implementing a digital transformation process, a situation that leads to an increase in the risks associated with information security and cybersecurity, possibly affecting the operational continuity of the Group companies and/or their reputation.

The lack of a suitable general technology control environment and its dependent controls could trigger incorrect processing of critical information used for the preparation of the consolidated financial statements.

With the participation of specialists in systems audit, we evaluated and tested the design and operational effectiveness of the general controls of information technology. Although our audit is not for the purpose of giving an opinion on the effectiveness of the Information Technology (IT) controls, we reviewed the Group’s framework of governance of IT and the controls on the management of access to the programs, and data, the development of and changes in programs, the IT operations, we evaluated the mechanisms implemented by the Group in response to possible cybersecurity events and the segregation of functions, including compensating controls, when necessary.

The IT environment and the controls established by management, combined with the testing of controls, including compensating controls, which we have applied, provide us with a reasonable basis for depositing our confidence in the integrity and reliability of the information generated for the preparation of the Group’s consolidated financial statements. Furthermore, we have validated the existence of mechanisms for the mitigation of technology risks and attack prevention, of preventive measures to ensure the continuous operation of its security and access controls, personnel awareness-raising campaigns in matters of security, identity and access management, among others, which contribute to the mitigation of cybersecurity risks.

Key Audit Matter (KAM)	How our audit addressed the key audit matter

Allowance for loan losses

As mentioned in Notes 3 (i), 3 (ad), 7 and 32.1 to the consolidated financial statements, the allowance for loan losses at December 31, 2017 amounts to S/4,943 million.

Credit risk is the most important risk for the Group activities. Credit exposures arise mainly from financing activities in the form of direct credits and off-balance financial instruments, such as contingent credits (indirect loans). All exposure to credit risk (direct or indirect) is mitigated by control processes and policies.

For the determination of the allowance for loan losses, management has developed specific methodologies for wholesale and retail credits. Those methodologies imply a process with various assumptions and judgments, among which are, the financial situation of the counterparty, the expected future cash flows, the estimated recoverable values of guarantees and adverse effects due to changes in the political and economic environments.

The use of different techniques and assumptions of the model could result in significantly different provisions. Furthermore, credit risk management is complex and depends on the database being reliable and complete.

Considering the foregoing, this was an area of focus in our audit.

Furthermore, as mentioned in note 3 (ad), on January 1, 2018, IFRS 9 ‘Financial instruments’, becomes effective, which combines the phases of classification and measurement, impairment and hedge accounting of the IASB project to replace IAS 39 ‘Financial instruments: Measurement and recognition’.

Our work on the evaluation of the allowance for loan losses has focused on the evaluation and testing of the design and operational effectiveness of the controls over the data and calculation of the allowance for loan losses. These controls included, among others: i) the integrity of the data base and the auxiliary systems; ii) models and assumptions adopted by the management to determine the value of the portfolio of recoverable loans; iii) the follow up and valuation of the guarantees; iv) the validation and approval by management; and v) the preparation and disclosure in the Notes to the financial statements. Additionally, we tested information technology controls over the data extraction and calculation of the allowance.

We focused our audit, among others, on the following aspects:

•     Evaluation of compliance of the parameters established by IAS 39;

•     Evaluation of the reasonableness of the models and principal assumptions used for the calculation of provisions;

•     Revision of the methodology used to segregate the loan portfolios based on homogeneous characteristics;

•     Evaluation of the methodology for estimating future cash flows of clients with past due loans (impaired portfolio) and the determination of the probability of default by clients without arrears (unimpaired portfolio);

•     Evaluation of whether the data used to estimate the provision are complete and accurate; and

•     Independent re-performance of the calculation of the provision in December of 2017.

Furthermore, we obtained an understanding of the process developed by the Group for the analysis, implementation and disclosure of the qualitative and/or quantitative aspects of IFRS 9, in addition to which, with the assistance of our specialists, we carried out certain audit procedures related to the compliance of the standard’s disclosure requirements, among others, we highlight the following procedures performed:

IFRS 9, among other aspects, introduces a new impairment model based on expected credit losses of the credit portfolio and other instruments, which differs significantly from the current model under IAS 39 of incurred credit losses.

Thus, the Group established a structured project in order to adapt its processes to the new accounting rules as established by this IFRS. In this way, as a disclosure requirement of IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, Management has revealed a disclosure of qualitative information from the application of IFRS 9, as well as estimating the most relevant impacts that this standard will have on the financial information of the next fiscal period, based on the balances and premises of the operations at December 31, 2017. Considering the amplitude and complexity of implementation of this standard and the disclosure requirements, we include this matter as a relevant part of our audit focus in this area.

•     Review of the accounting policies and methodological framework developed by the Group;

•     Evaluation of the reasonableness of the models and main assumptions used for the calculation of impairment based on expected credit losses;

•     Obtaining and proving from a sample of operations, their adequate classification, recording and valuation based on the business models are consistent with the flow collection model (amortized cost) and the model of flow collection and sale of assets (fair value through comprehensive income) based solely on payments of principal and interest (criterion of SPPI test);

•     Review and independent reprocessing of the calculation based on a sample of the impairment provision on the basis of expected credit losses, considering the balances and premises of the operations at December 31, 2017.

We consider that the criteria and assumptions adopted by management to determine the allowance for loan losses under IAS 39, as well as the information disclosed in the consolidated financial statements, including the disclosures required by IAS 8 in relation to the application of IFRS 9, are reasonable in the relevant aspects in the context of the consolidated financial statements.

Key Audit Matter (KAM)	How our audit addressed the key audit matter
Valuation of the mathematical life annuities reserves

The amount recognized as mathematical reserves for life annuities is S/3,465 million at December 31, 2017, See Notes 3 (e) and 15 to the consolidated financial statements.

The valuation of the Group’s insurance contracts depends on some key subjective assumptions regarding future events. The valuation of the liabilities generated by insurance contracts is made based on the actuarial assumptions and data used in the calculation.

Some of the key actuarial economic assumptions used in the valuation of the insurance contracts are critical and include, among others, the discount rate, life expectancy of the population and the future expenses to be incurred to maintain the existing policies.

Minor changes in each of these key assumptions could result in significant impacts in the valuation of the obligations for those insurance contracts and in the respective impacts reflected in the consolidated statement of income.

Considering the above, this accounting estimate was an important matter in our audit.

We obtained an understanding and applied tests to the key controls in the processes of mathematic reserves and the related processes, to analyze the actuarial and economic assumptions, as well as the data used in the calculations. We identified that the key controls related to the determination of the assumptions and the methodology of the calculation, were designed, implemented and operate effectively.

We held meetings with the financial, investment and actuarial management areas, in order to obtain an understanding of the judgments and criteria used to determine the key actuarial economic assumptions used in the calculation of the mathematical life annuity reserves.

We have reviewed the adequacy of the actuarial and economic assumptions as a whole. With the participation of actuarial specialists, we evaluated the reasonableness and consistency of the actuarial assumptions in an independent manner and we considered they are reasonable, including the questioning of management with regard to the main criteria and judgments applied. Our evaluation included reference to independent comparative data.

Based on the results of our auditing work, we considered that the assumptions applied and criteria used to determine the estimates used by the Group’s management, in relation to the amounts recognized as mathematical life annuities reserves are reasonable to the Consolidated Financial Statements.

Responsibilities of management and those charged with Corporate Governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, the matters related to the going concern and using the going concern basis of accounting, unless management either intends to liquidate the Group or to cease operations or has no realistic alternative but to do so.

Those charge with the Corporate Governance of Credicorp Ltd. and its subsidiaries are responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with International Auditing Standards will always detect a material misstatement, when it exist. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Credicorp Ltd. and its subsidiaries’ internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, nothing come to our attention about a material uncertainty exists related to events or conditions that may cast significant doubt on the Credicorp Ltd. and its subsidiaries’ ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Credicorp Ltd. and its subsidiaries to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicated with those charged with Corporate Governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identified during our audit.

We also provided those charged with Corporate Governance with a statement that we have complied with relevant ethical requirements regarding independence, and we have communicated to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, including the respective safeguards.

From the matters communicated with those charged with Corporate Governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We have described these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Lima, Peru

February 28, 2018

/S/ Gaveglio, Aparicio y Asociados S.C.R.L.

Countersigned by

——————————————————(partner)
/S/ Fernando Gaveglio
Peruvian Certified Public Accountant
Registration No.01-019847

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT DECEMBER 31, 2017 AND 2016

	Note	2017	2016
		S/(000)	S/(000)
Assets

Cash and due from banks:	4
Non-interest-bearing		6,019,776	5,568,657
Interest-bearing		17,202,211	11,077,112
		23,221,987	16,645,769
Cash collateral, reverse repurchase agreements and securities borrowings	5(a)	7,480,420	10,919,624

Investments:
Trading securities	6(a)	4,024,737	4,015,019

Available-for-sale investments		21,732,107	17,086,774
Available-for-sale investments pledged as collateral		2,691,784	1,598,893
	6(a)	24,423,891	18,685,667

Held-to-maturity investments		1,826,394	2,867,755
Held-to-maturity investments pledged as collateral		2,586,979	2,250,665
	6(b)	4,413,373	5,118,420
		32,862,001	27,819,106

Loans, net:	7
Loans, net of unearned income		100,477,775	94,768,901
Allowance for loan losses		(4,500,498)	(4,207,133)
		95,977,277	90,561,768

Financial assets designated at fair value through profit or loss	8	537,685	459,099
Premiums and other policies receivable	9 (a)	656,829	643,224
Accounts receivable from reinsurers and coinsurers	9 (b)	715,695	454,187
Property, furniture and equipment, net	10	1,509,492	1,551,703
Due from customers on acceptances		532,034	491,139
Intangible assets and goodwill, net	11	1,978,865	1,960,690
Other assets	12	4,999,998	4,928,913

Total assets		170,472,283	156,435,222

Liabilities and Equity

Deposits and obligations:	13
Non-interest-bearing		29,382,909	28,084,691
Interest-bearing		67,787,502	57,831,696
		97,170,411	85,916,387

Payables from repurchase agreements and security lending	5(b)	13,415,843	15,127,999
Due to banks and correspondents	14	7,996,889	7,493,916
Banker’s acceptances outstanding		532,034	491,139
Accounts payable to reinsurers	9(b)	235,185	233,892

Financial liabilities at fair value through profit or loss	3(f)(v)	168,089	209,520

Technical reserves, insurance claims reserves and unearned premiums	15	7,443,760	6,786,189
Bonds and notes issued	16	16,242,257	15,939,603
Other liabilities	12	5,014,112	4,120,066

Total liabilities		148,218,580	136,318,711

Equity	17
Equity attributable to Credicorp´s equity holders
Capital stock		1,318,993	1,318,993
Treasury stock		(208,937)	(209,322)
Capital Surplus		271,948	280,876
Reserves		14,647,709	13,539,091
Other reserves		1,455,594	1,209,731
Retained earnings		4,271,260	3,516,766
		21,756,567	19,656,135
Non-controlling interest		497,136	460,376

Total equity		22,253,703	20,116,511

Total liabilities and equity		170,472,283	156,435,222

The accompanying Notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Note	2017	2016	2015
		S/(000)	S/(000)	S/(000)

Interest and similar income	21	11,030,683	10,773,055	9,784,089

Interest and similar expenses	21	(2,959,196)	(2,914,714)	(2,527,133)

Net interest, similar income and expenses		8,071,487	7,858,341	7,256,956

Provision for loan losses, net of recoveries	7(d)	(1,789,165)	(1,785,495)	(1,880,898)

Net Interest, similar income after provision for loan losses		6,282,322	6,072,846	5,376,058

Other income
Commissions and fees	22	2,911,408	2,771,561	2,644,191
Net gains on foreign exchange transactions		650,228	698,159	773,798
Net gains on sales of securities		741,781	336,759	248,723
Net gains on derivatives held for trading		103,580	44,500	207,938
Net gains from exchange difference		17,394	-	46,563
Net gains on financial assets designated at fair value through profit or loss	8	67,633	51,667	-
Others	27	396,683	344,460	325,666
		4,888,707	4,247,106	4,246,879
Insurance premiums and claims
Net premiums earned	23	1,808,340	1,799,115	1,733,978
Net claims incurred for life, general and health insurance contracts	24	(1,118,304)	(1,098,905)	(1,031,659)

Total premiums earned less claims		690,036	700,210	702,319

Other expenses
Salaries and employees benefits	25	(3,071,020)	(2,942,743)	(2,878,318)
Administrative expenses	26	(2,158,823)	(2,094,678)	(1,995,802)
Depreciation and amortization	10(a) and 11(a)	(419,975)	(407,061)	(396,497)
Net loss from exchange difference		-	(60,624)	-
Impairment loss on goodwill	11(b)	-	(94)	(82,374)
Net impairment loss on available-for-sale investments	6(a)	(766)	(14,459)	(43,801)
Net loss on financial assets at fair value through profit or loss	8	-	-	(33,500)
Others	27	(635,547)	(609,075)	(534,372)
Total other expenses		(6,286,131)	(6,128,734)	(5,964,664)

The accompanying Notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME (CONTINUED)

	Note	2017	2016	2015
		S/(000)	S/(000)	S/(000)

Profit before income tax		5,574,934	4,891,428	4,360,592
Income tax	18(b)	(1,393,286)	(1,281,448)	(1,197,207)
Net profit		4,181,648	3,609,980	3,163,385

Attributable to:
Credicorp’s equity holders		4,091,753	3,514,582	3,092,303
Non-controlling interest		89,895	95,398	71,082
		4,181,648	3,609,980	3,163,385

Net basic and dilutive earnings per share attributable to equity holders of Credicorp Ltd. (in Soles):
Basic	28	51.49	44.23	38.91
Diluted	28	51.35	44.15	38.84

The accompanying Notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Note	2017	2016	2015
		S/000	S/000	S/000

Net profit for the year		4,181,648	3,609,980	3,163,385
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Net (loss) gain on investments available for sale	17(d)	375,710	518,658	(635,743)
Income tax	17(d)	(13,962)	(22,975)	18,503
		361,748	495,683	(617,240)

Net movement on cashflow hedges	17(d)	(77,369)	(22,109)	41,069
Income tax	17(d)	18,719	2,294	(1,956)
		(58,650)	(19,815)	39,113

Exchange differences on translation of foreign operations	17(d)	(54,227)	(26,571)	270,907

		(54,227)	(26,571)	270,907

Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods, net of income tax		248,871	449,297	(307,220)

Total comprehensive income for the year, net of income tax		4,430,519	4,059,277	2,856,165

Attributable to:
Equity holders of Credicorp Ltd.		4,337,616	3,961,618	2,831,612
Non-controlling interest		92,903	97,659	24,553
		4,430,519	4,059,277	2,856,165

The accompanying Notes are an integral part of these consolidated consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

		Attributable to equity holders of Credicorp Ltd.
							Other reserves
	Number of shares Issued, Notes 17(a) and 28	Capital stock	Treasury Stock	Capital surplus	Reserves	Put options	Available-for- sale investment reserve	Cash flow hedge reserve	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
	(In thousands of units)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances at January 1, 2015	94,382	1,318,994	(208,184)	302,941	9,469,900	(340,353)	1,223,615	5,937	(206,166)	2,412,771	13,979,455	646,570	14,626,025
Changes in equity in 2015 -
Net profit for the year	-	-	-	-	-	-	-	-	-	3,092,303	3,092,303	71,082	3,163,385
Other comprehensive income	-	-	-	-	-	-	(570,711)	39,113	270,907	-	(260,691)	(46,529)	(307,220)
Total comprehensive income	-	-	-	-	-	-	(570,711)	39,113	270,907	3,092,303	2,831,612	24,553	2,856,165
Transfer of retained earnings to reserves, Note 17(c)	-	-	-	-	1,820,483	-	-	-	-	(1,820,483)	-	-	-
Dividend distribution, Note 17(e)	-	-	-	-	-	-	-	-	-	(539,985)	(539,985)	-	(539,985)
Dividends of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(11,173)	(11,173)
Purchase of treasury stock, Note 17(b)	-	-	(2,452)	(70,516)	-	-	-	-	-	-	(72,968)	-	(72,968)
Share-based payment transactions	-	-	1,658	51,746	9,481	-	-	-	-	-	62,885	-	62,885
Others	-	(1)	-	-	(77,833)	-	-	-	-	(55,149)	(132,983)	(60,396)	(193,379)
Balances at December 31, 2015	94,382	1,318,993	(208,978)	284,171	11,222,031	(340,353)	652,904	45,050	64,741	3,089,457	16,128,016	599,554	16,727,570

Changes in equity in 2016 -
Net profit for the year	-	-	-	-	-	-	-	-	-	3,514,582	3,514,582	95,398	3,609,980
Other comprehensive income	-	-	-	-	-	-	493,884	(20,400)	(26,448)	-	447,036	2,261	449,297
Total comprehensive income	-	-	-	-	-	-	493,884	(20,400)	(26,448)	3,514,582	3,961,618	97,659	4,059,277
Transfer of retained earnings to reserves, Note 17(c)	-	-	-	-	2,316,370	-	-	-	-	(2,316,370)	-	-	-
Dividend distribution, Note 17(e)	-	-	-	-	-	-	-	-	-	(653,326)	(653,326)	-	(653,326)
Dividends of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(34,514)	(34,514)
Purchase of treasury stock, Note 17(b)	-	-	(2,604)	(63,924)	-	-	-	-	-	-	(66,528)	-	(66,528)
Share-based payment transactions	-	-	2,260	60,629	690	-	-	-	-	-	63,579	-	63,579
Acquisition of non-controlling interest, Note 2(b)	-	-	-	-	-	340,353	-	-	-	(123,980)	216,373	(216,373)	-
Others	-	-	-	-	-	-	-	-	-	6,403	6,403	14,050	20,453
Balances at December 31, 2016	94,382	1,318,993	(209,322)	280,876	13,539,091	-	1,146,788	24,650	38,293	3,516,766	19,656,135	460,376	20,116,511

Changes in equity in 2017 -
Net profit for the year	-	-	-	-	-	-	-	-	-	4,091,753	4,091,753	89,895	4,181,648
Other comprehensive income	-	-	-	-	-	-	357,628	(57,431)	(54,334)	-	245,863	3,008	248,871
Total comprehensive income	-	-	-	-	-	-	357,628	(57,431)	(54,334)	4,091,753	4,337,616	92,903	4,430,519
Transfer of retained earnings to reserves, Note 17(c)	-	-	-	-	2,354,954	-	-	-	-	(2,354,954)	-	-	-
Dividend distribution, Note 17(e)	-	-	-	-	-	-	-	-	-	(979,989)	(979,989)	-	(979,989)
Dividends of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(50,234)	(50,234)
Advance of dividends, Note 17(e)	-	-	-	-	(1,252,255)	-	-	-	-	-	(1,252,255)	-	(1,252,255)
Purchase of treasury stock, Note 17(b)	-	-	(2,141)	(68,867)	-	-	-	-	-	-	(71,008)	-	(71,008)
Share-based payment transactions	-	-	2,526	59,939	5,919	-	-	-	-	-	68,384	-	68,384
Others	-	-	-	-	-	-	-	-	-	(2,316)	(2,316)	(5,909)	(8,225)
Balances at December 31, 2017	94,382	1,318,993	(208,937)	271,948	14,647,709	-	1,504,416	(32,781)	(16,041)	4,271,260	21,756,567	497,136	22,253,703

The accompanying Notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Note	2017	2016	2015
		S/(000)	S/(000)	S/(000)

CASH FLOWS AND CASH EQUIVALENTS FROM OPERATING ACTIVITIES

Profit before income tax		5,574,934	4,891,428	4,360,592
Income tax		(1,393,286)	(1,281,448)	(1,197,207)
Net profit for the year		4,181,648	3,609,980	3,163,385

Adjustment to reconcile net profit with net cash arising from operating activities:
Provision for loan losses	7(d)	2,057,478	2,063,209	2,052,177
Depreciation and amortization	10(a) and 11(a)	419,975	407,061	396,497
Depreciation of investment properties	12(f)	6,440	4,369	4,409
Deferred income tax	18(b)	(3,556)	28,228	(117,195)
Adjustment of technical reserves		509,051	370,964	408,808
Impairment loss on available for-sale investments	6(a)	766	14,459	43,801
Net gain on sales of securities		(741,781)	(336,759)	(248,723)
Impairment loss on goodwill	11(b)	-	94	82,374
Provision for sundry risks	12(d)	29,023	28,093	38,248
Net loss (gain) on financial assets designated at fair value through profit and loss	8	(67,633)	(51,667)	33,500
Net gain of trading derivatives		(103,580)	(44,500)	(207,938)
(Gain) loss on sales of property, furniture and equipment		(36,970)	45,076	17,159
Net profit from sale of seized and recovered assets	27	(2,494)	(1,377)	(4,195)
Expense on share-based compensation plan	25	62,043	73,930	65,532
Others		(17,394)	60,624	(46,563)
Net changes in assets and liabilities:
Net (increase) decrease in assets
Loans		(8,387,767)	(6,636,536)	(7,754,794)
Trading securities		(16,400)	(1,694,949)	232,293
Available for sale investments		(5,380,789)	562,679	(3,163,304)
Cash collaterals, receivables from reverse repurchase agreements and securities borrowings		(78,950)	(28,856)	364,837
Other assets		425,245	1,502,444	(676,176)
Net increase (decrease) in liabilities
Deposits and obligations		12,779,204	(1,981,653)	6,105,203
Due to Banks and correspondents		661,747	(188,720)	(2,164,131)
Payables from repurchase agreements and security lending		1,551,904	518,755	1,063,748
Bonds and notes issued		788,144	274,766	(1,270,797)
Other liabilities		1,680,868	1,141,323	1,211,378
Income tax paid		(1,014,907)	(1,108,641)	(945,178)
Net cash flow from operating activities		9,301,315	(1,367,604)	(1,315,645)

The accompanying notes are an integral part of these consolidated financial statements.

	Note	2017	2016	2015
		S/(000)	S/(000)	S/(000)
NET CASH FLOWS FROM INVESTING ACTIVITIES
Revenue for sale of property, furniture and equipment		44,137	47,044	44,524
Revenue from sales of investment property		115,705	-	-
Additions of property, furniture and equipment	10	(143,851)	(110,151)	(148,426)
Purchase of investment property	12(f)	(9,217)	(88,186)	(66,237)
Additions of intangible assets	11	(271,722)	(277,346)	(276,564)
Held-to-maturity investments		670,620	(1,550,332)	(1,135,744)
Net cash flows from investing activities		405,672	(1,978,971)	(1,582,447)

NET CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	17(e)	(979,989)	(653,326)	(539,985)
Advance of dividends	17(e)	(1,252,255)	-	-
Subordinated bonds and Notes issued		(40,049)	(401,257)	666,805
Acquisition of Credicorp shares	17(b)	(71,008)	(66,528)	(72,968)
Acquisition of non-controlling interest		-	(489,866)	-
Net cash flows from financing activities		(2,343,301)	(1,610,977)	53,852
Net increase (decrease) of cash and cash equivalents before effect of changes in exchange rate		7,363,686	(4,957,552)	(2,844,240)
Effect of changes in exchange rate of cash and cash equivalents		(784,685)	(454,120)	3,199,642
Cash and cash equivalents at the beginning of the year		16,633,196	22,044,868	21,689,466
Cash and cash equivalents at the end of the year		23,212,197	16,633,196	22,044,868

Additional information from cash flows
Interest received		10,935,640	10,640,157	9,748,822
Interest paid		(2,885,989)	(2,772,891)	(2,318,724)

Reconciliation of liabilities arising from financing activities:

		Changes that generate cash flows		Changes that do not generate cash flows
	At January 1, 2017	New issues	Amortization of principal	Exchange difference	Changes in fair value	Others	At December 31, 2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Subordinated bonds:
Amortized Cost	616,020	29,953	(70,002)	(10,382)	-	(140)	565,449
Fair value	4,881,989	-	-	(166,645)	(39,137)	5,733	4,681,940
	5,498,009	29,953	(70,002)	(177,027)	(39,137)	5,593	5,247,389
Hedge of fair value	(77,508)	-	-	2,512	39,250	1,456	(34,290)

The accompanying notes are an integral part of these consolidated financial statements.

CREDICORP LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016

1	OPERATIONS

Credicorp Ltd. (hereinafter “Credicorp” or “the Group”) is a limited liability company incorporated in Bermuda in 1995 to act as a holding company and to coordinate the policies and administration of its subsidiaries. It is also engaged in investing activities.

Credicorp Ltd., through its banking and non-banking subsidiaries and its associate Entidad Prestadora de Salud, provides a wide range of financial, insurance and health services and products mainly throughout Peru and in certain other countries (See Note 3(b)). Its major subsidiary is Banco de Crédito del Perú (hereinafter “BCP” or the “Bank”), a Peruvian universal bank. Credicorp’s address is Clarendon House 2 Church Street Hamilton, Bermuda; likewise, administration offices of its representative in Peru are located in Calle Centenario Nº156, La Molina, Lima, Peru.

Credicorp is listed on the Lima and New York stock exchanges.

The consolidated financial statements as of December 31, 2016, and for the year ended on that date were approved in the General Shareholders’ Meeting held on March 31, 2017. The consolidated financial statements as of December 31, 2017 and for the year ended on that date, were approved and authorized to be issued by the Audit Committee and Management on February 27, 2018 and will be submitted for their final approval by the Board of Directors and the General Shareholders’ Meeting that will occur within the period established by law; in Management’s opinion, they will be approved without modifications.

2	ACQUISITIONS, TRANSFERS AND MERGER

a)	Merger by absorption between El Pacífico Vida Compañía de Seguros y Reaseguros (Pacífico Vida) and El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros (PPS) -

At the Obligatory Annual Shareholders’ Meeting of Pacífico Vida, held on February 23, 2017, the merger by absorption was approved between Pacífico Vida (absorbing entity) and PPS (absorbed entity), and the amendments to their corporate denomination and purpose. Furthermore, it was agreed that said merger would come into effect on the date of the approval of the Public Deed, subject to the prior authorization of the SBS.

In this sense, on July 24, 2017, the SBS, by means of Resolution N° 2836-2017 authorized the following to Pacífico Vida:

•	The merger by absorption.
•	The increase in its share capital by the amount of S/571,009,670, thereby increasing its new share capital to the total of S/1,121,316,750.
•	The amendment in its corporate denomination to Pacífico Compañía de Seguros y Reaseguros S.A., being able to use the abbreviated name “Pacífico Seguros”; and to change its corporate purpose in order to be able to operate in the branches of life and general insurance.

Subsequently, on August 1, 2017, the signing of the Public Deed of Fusion was formalized, with the merger by absorption becoming effective as from said date; consequently, Pacífico Vida absorbs the totality of the assets, liabilities, rights and obligations of PPS, with the latter becoming extinguished, without dissolution or liquidation.

b)	Acquisition of the non-controlling interest of Credicorp Capital Colombia S.A. (formerly Correval) and Inversiones IMT S.A. -

In the Board Meetings of Credicorp held on February 24, and July 20 of 2016, capital contributions were approved in favor of Credicorp Capital Ltd. for an amount of US$15.4 million and US$106.3 million, respectively, for the purpose of acquiring all of the shares held by the minority shareholders of Credicorp Capital Colombia S.A. (49.0 percent) and Inversiones IMT S.A. (39.4 percent) at said date, exercising the sale option agreed with them amounting, at that time, to S/489.9 million (S/340.4 million at the time of the signing of the contract and S/149.5 million related to the appreciation of that option recorded in the period from 2013 until its execution date).

It should be mentioned that in said Board meetings, a capital contribution in favor of Credicorp Capital was initially approved for a total amount of US$121.7 million; however, Management subsequently decided that the contribution would only be for US$120.1 million.

Credicorp Capital Ltd. made capital contributions in favor of Credicorp Capital Holding Chile and Credicorp Capital Holding Colombia for approximately US$49.2 million and US$44.2 million, respectively, to enable said entities to execute directly the purchase and sale options (PUT) of the minority shareholders.

Accordingly, on May 20 and August 1 of 2016, the minority shareholders of Credicorp Capital Holding Chile executed the purchase option of Inversiones IMT S.A. thus selling the 39.4 percent share that they held, for approximately US$73.7 million (equivalent to S/241.4 million), with which, Credicorp Capital Holding Chile became the owner of 100 percent of the share capital of Inversiones IMT S.A.

The amount paid by Credicorp Capital Holding Chile was made up of: (i) US$49.2 million originating from the capital contribution of Credicorp Capital Ltd., (ii) US$20.0 million obtained through a financing from a local Chilean bank and own (iii) funds of approximately US$4.5 million.

Furthermore, on May 20, June 1 and August 1, of 2016, Credicorp Capital Holding Colombia executed the purchase option of Credicorp Capital Colombia S.A., purchasing the 30.32 percent share held by the minority shareholders for approximately US$45.2 million (equivalent to S/152.4 million), with which, Credicorp Capital Holding Colombia became the owner of 81.32 percent of the share capital of Credicorp Capital Colombia S.A.

The amount paid by Credicorp Capital Holding Colombia is made up of US$44.2 million originating from the capital contribution of Credicorp Capital Ltd. and US$1.0 million of own funds.

Finally, on September 30, 2016, Credicorp Capital Ltd. executed the remaining purchase option of Credicorp Capital Colombia S.A., purchasing the 18.68 percent share held by the minority shareholders, by means of the purchase of the entities Coby Business Inc. and Artigas Global Corp, both Panamanian companies whose only asset are their shares of Credicorp Capital Colombia S.A. The total amount of the purchase was US$28.3 million (equivalent to S/96.1 million), of which Credicorp Capital Ltd. paid US$26.7 million in cash (which originated from Credicorp´s capital contribution), leaving a balance payable of US$1.6 million at December 31, 2017.

The total contribution of Credicorp Ltd. in Credicorp Capital Ltd. Group was US$120.1 million and with the financing taken by Credicorp Capital Holding Chile, all of the purchase options were exercised, resulting in the achievement of a 100 percent share in Inversiones IMT S.A. and in Credicorp Capital Colombia S.A. With this operation, the process was concluded of establishing a regional investment bank which operates in the Integrated Latin American Market (MILA from the Spanish acronym), involving the stock exchanges of Peru, Colombia and Chile.

The impacts of the operation on the financial statements of the Group are summarized below:

	Companies acquired
	Inversiones IMT S.A.	Credicorp Capital Colombia S.A.	Coby Business Inc. y Artigas Global Corp.	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets and liabilities acquired / Non controlling interest	103,630	69,482	43,261	216,373
Payment made / execution of sale option	(241,420)	(152,379)	(96,067)	(489,866)
Higher value paid	(137,790)	(82,897)	(52,806)	(273,493)

c)	Corporate reorganization of Inversiones Credicorp Bolivia in the Group -

As part of the corporate reorganization of Grupo Credicorp, in a General Shareholders’ Meeting of Inversiones Credicorp Bolivia S.A. (hereinafter “ICBSA”), held on December 31, 2015, an increase in the share capital was approved in the form of a voluntary contribution of Grupo Crédito S.A. (hereinafter “Grupo Crédito”, a subsidiary of Credicorp Ltd.) amounting to Bs.1,134.5 million, equivalent to S/383.5 million, issuing in its favor 11,344,800 shares.

The contribution was made by Grupo Crédito on March 30, 2016, as a result of which BCP lost control of ICBSA, and Grupo Crédito is the new entity that has assumed control.

This transaction had no significant impact on the consolidated financial statement.

d)	Sale of shares of Banco de Crédito de Bolivia -

The Executive Committee of the Board of Directors of BCP, in its meeting held on December 30, 2015, approved the sale of all of the shares (14,121 units) which it held of Banco de Crédito de Bolivia (hereinafter “BCB”) to ICBSA. Both companies form part of the Group.

It is worth mentioning that at December 31, 2015, said transaction was not recognized as an “asset classified as held-for-sale”, since it did not comply with all of the requirements of IFRS 5 “Non-current assets held for sale and discontinued operations” and it did not have the regulator’s approval.

Furthermore, in a General Shareholders’ Meeting of BCB held on March 10, 2016, the capitalization of reserves was approved for an amount of Bs.607.5 million, equivalent to S/307.4 million, increasing proportionally the shareholding of all of the shareholders. As a result of the capitalization, BCP received 29,116 shares, obtaining a total holding of 43,237 shares.

The share sale operation by BCP was authorized by the Supervisory Authority of the Financial System (ASFI from the Spanish acronym) of Bolivia on May 12, 2016, after which, BCP carried out the sale of all of its shares at that date (43,237 shares) in favor of ICBSA, through the Bolivian Stock Exchange, at a price of Bs.25,811.0 per share, representing a total amount of Bs.1,116.0 million, equivalent to S/541.1 million.

As a result of the sale of shares, ICBSA became the new entity which assumed control over BCB.

3	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting principles applied in the preparation of Credicorp’s consolidated financial statements are set out below:

a)	Basis of presentation and use of estimates -

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The accompanying consolidated financial statements have been prepared on a historical cost basis, except for trading securities, available-for-sale investments, financial assets at fair value through profit or loss, derivative financial instruments, share-based payments, bonds and notes associated with fair value hedges, and financial liabilities at fair value through profit or loss that have been measured at fair value.

The consolidated financial statements are presented in Soles (S/), see paragraph (c) below, and values are rounded to the nearest S/thousands, except when otherwise indicated.

The preparation of the consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in notes to the consolidated financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The final results could differ from said estimates; however, management expects that the variations, if any, will not have a material impact on the consolidated financial statements.

The most significant estimates included in the accompanying consolidated financial statements are related to allowance for loan losses, the valuation of investments, the technical reserves for claims and premiums, goodwill impairment, the impairment of available-for-sale investments, the valuation of share-based payment transactions and the valuation of derivative financial instruments. Furthermore, other estimates exist, such as the estimated useful life of intangible assets, property, furniture and equipment and the deferred income tax assets and liabilities. The accounting criteria used for said estimates are described below.

The accounting policies adopted are consistent with those of the previous years, except that the Group has adopted the new revised IFRS and IAS which are mandatory for the periods beginning on or after January 1, 2017, as described below:

-	Amendments to IAS 12 “Income Taxes”: Recognition of the deferred income tax asset for unrealized losses.

The amendments clarify the accounting treatment of deferred taxes when an asset is measured at fair value and when said fair value is less than the tax base of the asset. The amendments specifically confirm that:

•	A temporary difference exists when the carrying amount of an asset is less than its tax base at the end of the information presentation period.
•	An entity can assume that it will recover an amount greater than the carrying amount when estimating the taxable profit that it will obtain in future.

•	When the tax law restricts the source of taxable profits against which the particular types of deferred tax assets can be recovered, the recoverability of deferred tax assets can only be evaluated together with other deferred tax assets of the same kind.
•	The tax deductions resulting from the reversal of deferred income tax assets are excluded from the estimated future taxable profit that is used to evaluate the recoverability of said assets.

Due to the Group’s structure and operations, the adoption of this amendment did not have a significant impact on its consolidated financial position and consolidated results; therefore, it has not been necessary to modify the Group’s comparative consolidated financial statements.

-	Amendments to IAS 7 “Statement of Cash Flows”: Disclosure initiatives.

The amendments require entities to break down the changes in their liabilities originating from financing activities, including both those generated by cash flows as well as those which do not involve cash flows (such as gains and losses due to exchange difference).

The Group has disclosed in its consolidated statement of cash flows the information required in tabular format as a reconciliation of the opening and closing balances.

b)	Basis of consolidation -

Investment in subsidiaries –

The consolidated financial statements comprise the financial statements of Credicorp and its Subsidiaries for all the years presented.

Under IFRS 10 all entities over which the Group has control are subsidiaries. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

-	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),
-	Exposure, or rights, to variable returns from its involvement with the investee, and
-	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee.
-	Rights arising from other contractual arrangements.
-	The Group’s voting rights and potential voting rights.

The Group assesses whether or not it controls an investee if the facts and circumstances indicate that there are changes in one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. The consolidated financial statements include assets, liabilities, income and expenses of Credicorp and its subsidiaries.

Profit or loss for the period and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interest, even if this results in the non-controlling interest with a negative balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Assets in custody or managed by the Group, such as investment funds and private pension funds (AFP funds), are not part of the Group’s consolidated financial statements, Note 3(ab).

Transactions with non-controlling interest -

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction and any resulting difference between the price paid and the amount corresponding to non-controlling shareholders is recognized directly in the consolidated statement of changes in net equity.

Loss of control -

If the Group loses control over a subsidiary, it derecognizes the carrying amount of the related assets (including goodwill) and liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any residual investment retained is recognized at fair value.

Investments in associates -

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but without exercising control over said policies.

The Group’s investments in its associates are recognized initially at cost and are subsequently accounted for using the equity method. They are included in “Other assets” in the consolidated statement of financial position; gains resulting from the use of the equity method of accounting are included in “Other income” of the consolidated statement of income.

At December 31, 2017 and 2016, the following entities comprise the Group (the individual or consolidated figures of their financial statements are presented in accordance with IFRS and before eliminations for consolidation purposes, except for the elimination of Credicorp’s treasury shares and its related dividends):

Entity	Activity and country of incorporation	Percentage of interest (direct and indirect)		Assets		Liabilities		Equity		Net income (loss)
		2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
		%	%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Banco de Crédito del Perú S.A. and Subsidiaries (i)	Banking, Peru	97.69	97.69	139,658,667	127,513,766	124,107,841	113,568,832	15,550,826	13,944,934	3,036,929	2,954,668

Pacífico Compañía de Seguros y Reaseguros S.A. and Subsidiaries 2(a)	Insurance, Peru	98.79	98.45	11,402,998	10,156,361	8,558,149	7,786,257	2,844,849	2,370,104	325,008	303,264
Inversiones Credicorp Bolivia S.A. and Subsidiaries (iii)	Holding, Bolivia	99.96	99.96	9,153,381	8,017,925	8,458,813	7,337,562	694,568	680,363	96,826	71,910
Atlantic Security Holding Corporation and Subsidiaries (iv)	Capital Markets, Cayman	100.00	100.00	7,034,717	7,056,980	6,206,861	5,961,796	827,856	1,095,184	187,132	143,238
Credicorp Capital Ltd. and Subsidiaries (v)	Capital Markets, Bermuda	100.00	100.00	3,731,930	3,230,080	2,943,210	2,440,496	788,720	789,584	77,963	89,654
CCR Inc. (vi)	Special purpose Entity, Bahamas	100.00	100.00	667,170	1,103,787	670,132	1,123,045	(2,962)	(19,258)	14,018	(39)
Prima AFP S.A. (vii)	Private pension fund administrator, Peru	100.00	100.00	882,917	883,893	263,717	277,899	619,200	605,994	140,082	155,813
Grupo Crédito S.A (viii)	Holding, Peru	100.00	100.00	208,049	167,397	241,237	534,552	(33,188)	(367,155)	(31,089)	(15,575)

(i)	BCP was incorporated in 1889 and its activities are regulated by the Superintendence of Banking, Insurance and AFP (the Peruvian banking, insurance and AFP regulator, hereinafter “the SBS” for its Spanish acronym).

At December 31, 2017, and 2016, its main Subsidiary is Mibanco, Banco de la Microempresa S.A. (hereinafter “Mibanco”), a banking entity in Peru oriented towards the micro and small business sector. At December 31, 2017, the assets, liabilities, equity and net income of Mibanco amount to approximately S/12,363.0 million, S/10,666.5 million, S/1,696.5 million and S/399.1 million, respectively (S/11,234.9 million, S/9,658.3 million, S/1,576.6 million, and S/336.0 million, respectively at December 31, 2016).

(ii)	Pacífico Seguros is an entity regulated by the SBS and its activities comprise the contracting and management of all types of general risk and life insurance, reinsurance and property investment and financial operations.

Its Subsidiaries are Crediseguro Seguros Personales and Crediseguro Seguros Generales, and it has Pacífico EPS as an associate, which are dynamic participants in the business of multiple and health insurance, respectively.

(iii)	ICBSA was established in February 2013 and its objective is to make capital investments for its own account or for account of third parties in companies and other entities providing financial services, exercising or determining the management, administration, control and representation thereof, both nationally and abroad, for which it can invest in capital markets, insurance, asset management, pension funds and other related financial and/or stock exchange products.

At December 31, 2017 and 2016, its principal Subsidiary is BCB, a commercial bank which operates in Bolivia. At December 31, 2017, the assets, liabilities, equity and net profit of BCB were approximately S/9,118.4 million, S/8,481.7 million, S/636.7 million and S/75.4 million, respectively (S/7,949.2 million, S/7,238.5 million, S/620.7 million and S/80.7 million, respectively at December 31, 2016).

(iv)	Its most important Subsidiary is Atlantic Security Bank (ASB), which is incorporated in the Cayman Islands and operates through branches and offices in Grand Cayman and the Republic of Panama; its main activities are private and institutional banking services and trustee administration, mainly for BCP’s Peruvian customers

(v)	Credicorp Capital Ltd. was formed in 2012, and its main subsidiaries are Credicorp Capital Holding Chile (owner of Inversiones IMT), Credicorp Capital Holding Colombia (owner of Credicorp Capital Colombia), and Credicorp Capital Holding Peru (owner of Credicorp Capital Peru S.A.A.), which develop their activities in Chile, Colombia and Peru, respectively.

At December 31, 2017 and 2016, Credicorp Capital Ltd. directly and indirectly holds 100.00 percent of the share capital of Inversiones IMT and Credicorp Capital Colombia. At December 31, 2017, the assets, liabilities, equity and net profit of Inversiones IMT total approximately S/1,123.4 million, S/964.8 million, S/158.6 million and S/20.8 million, respectively (S/987.5 million, S/840.4 million, S/147.1 million and S/23.7 million, respectively at December 31, 2016); and those of Credicorp Capital Colombia total approximately S/1,667.0 million, S/1,522.2 million, S/144.8 million and S/18.8 million, respectively (S/1,496.5 million, S/1,346.2 million, S/150.3 million and S/24.2 million, respectively at December 31, 2016).

At December 31, 2017 and 2016, Credicorp Capital Ltd. directly holds 100.0 percent of the share capital of Credicorp Capital Holding Perú. At December 31, 2017, the assets, liabilities, equity and net profit of Credicorp Capital Holding Perú and Subsidiaries total approximately S/303.1 million, S/121.3 million, S/181.8 million and S/28.6 million, respectively (S/236.0 million, S/56.5 million, S/179.5 million and S/19.3 million, respectively, at December 31, 2016).

Credicorp Capital Perú has the principal function of a holding company of shares, participations, and securities in general, provision of financial and corporate advisory services, and property investment. At December 31, 2017 and 2016, respectively, Credicorp Capital Peru holds as Subsidiaries, Credicorp Capital Sociedad Agente de Bolsa S.A., Credicorp Capital S.A. Sociedad Administradora de Fondos, Credicorp Capital Servicios Financieros S.A. and Credicorp Capital Sociedad Titulizadora S.A., member companies of the Investment Banking Group in Peru.

(vi)	CCR Inc. was incorporated in 2000, its main activity is to manage loans granted to BCP by foreign financial entities, See Note 16(a)(iii). These loans are collateralized by transactions performed by BCP. At December 31, 2017 and 2016, the negative equity balance consists mainly of an accumulated loss of S/17.0 million and a profit for the period of S/14.0 million (an accumulated loss of S/17.0 million and an unrealized loss of S/2.3 million from cash flow hedge derivatives, at December 31, 2016).

(vii)	Prima AFP is a private pension fund and its activities are regulated by the SBS.

(viii)	Grupo Crédito is a company mainly engaged in shares listed in Peru and unlisted shares of Peruvian companies. It also holds the Group’s shares in BCP, and Inversiones Credicorp Bolivia, Prima AFP and Pacífico Seguros. Grupo Crédito’s balances are presented net of its investments in said entities.

c)	Foreign exchange -

(i)	Functional and presentation currency -

Credicorp and its Subsidiaries which operate in Peru consider the sol as their functional and presentation currency since it reflects the nature of the economic events and relevant circumstances given the fact their major transactions and/operations, such as: lending, borrowing, finance income, finance costs and a significant percentage of their purchases are agreed in soles.

(ii)	Transactions and balances in foreign currency -

Foreign currency transactions are those entered into in currencies other than the functional currency. These transactions are initially stated by Group entities at the exchange rates of their functional currencies at the transaction dates. Monetary assets and liabilities denominated in foreign currency are adjusted at the exchange rate of the functional currency prevailing at the date of the statement of financial position.

The differences arising from the exchange rate prevailing at the date of each consolidated statement of financial position presented and the exchange rate initially used in recording transactions are recognized in the consolidated statement of income in the period in which they occur, in “Exchange differences”. Non-monetary assets and liabilities acquired in foreign currency are stated at the exchange rate prevailing at the initial transaction date and are not subsequently adjusted.

(iii)	Group entities with functional currency other than the presentation currency -

Given that the Group’s entities in Colombia, Chile, Cayman, Panama and Bolivia have a functional currency different from Soles, the balances were translated into Soles for consolidation purposes in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” as follows:

-	Assets and liabilities, at the closing rate prevailing at the date of each consolidated statement of financial position.
-	Income and expense, at the average exchange rate for each month of the year.

All resulting exchange differences were recognized within “Exchange differences” in the consolidated statement of comprehensive income.

d)	Recognition of income and expenses from banking activities -

Interest income and expense for all interest-bearing financial instruments, including those related to financial instruments classified as held for trading or designated at fair value through profit or loss, are recognized within “Interest and similar income” and “Interest and similar expenses” in the consolidated statement of income using the Effective Interest Rate (EIR) method, which is the rate that discounts estimated future cash payments or receipts during the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability.

Interest income includes coupons earned on fixed income investment and trading securities and the discount and premium on financial instruments. Dividends are recognized as income when they are declared.

Fees and commission income are recognized on an accrual basis. Contingent credit fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any direct incremental costs) and recognized as an adjustment to the effective interest rate on the loan.

All other revenues and expenses are recognized on an accrual basis.

e)	Insurance activities -

Product classification:

Insurance contracts are those contracts when the Group (the insurer) has accepted a significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. This definition also includes reinsurance contracts that the Group holds.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period, unless all rights and obligations are extinguished or expire.

Life insurance contracts offered by the Group include retirement, disability and survival insurance, annuities and individual life which includes Investment Link insurance contracts. The non-life insurance contracts issued by the Group mainly include automobile, fire and allied lines, technical branches and healthcare.

Reinsurance:

The Group cedes insurance risk in the normal course of its operations for most of its businesses. Reinsurance assets represent balances due from reinsurance companies. Reinsurance ceded is placed on both a proportional and non-proportional basis.

Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims reserve or settled claims and ceded premiums associated with the ceded policies and are in accordance with the related reinsurance contracts.

Reinsurance assets are reviewed for impairment at each reporting date of the consolidated statement of financial position or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that the Group may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measurable impact on the amounts that the Group will receive from the reinsurer. The impairment loss is recorded in the consolidated statement of income.

Ceded reinsurance arrangements do not relieve the Group from its obligations to policyholders.

The Group also assumes reinsurance risk in the normal course of business for non-life insurance contracts when applicable. Premiums and claims on assumed reinsurance are recognized as revenue or expenses in the same manner as they would be if the reinsurance were considered direct business, taking into account the classification of the reinsured insurance contract.

Reinsurance liabilities represent balances due to reinsurance companies. Amounts payable are estimated in a manner consistent with the related reinsurance contract.

Premiums and claims are presented on a gross basis for both ceded and assumed reinsurance, see Notes 23 and 24. Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire or when the contract is transferred to another party. Reinsurance contracts that do not transfer significant insurance risk are not material to the insurance segment.

Insurance receivables:

Insurance receivables are recognized when due and measured on initial recognition at the fair value of the consideration received or receivable. Subsequent to initial recognition, insurance receivables are measured at amortized cost. As of December 31, 2017 and 2016 the carrying amount of the insurance receivables is similar to their fair value due to their short term. The carrying value of insurance receivables is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The impairment loss is recorded in the consolidated statement of income. Insurance receivables are derecognized when the de-recognition criteria for financial assets, as described in Note 3(g), have been met.

“Investment Link” assets:

“Investment Link” assets represent financial instruments held for purposes of funding a group of life insurance contracts and for which investment gains and losses accrue directly to the policyholders who bear the investment and reinvestment risk. Each account has specific characteristics and the assets are carried at fair value. The balances of each account are legally segregated and are not subject to claims that arise out of any other business of the Group. The liabilities linked to these accounts are equal to the account assets, net of the commissions that the Group charges for the management of these contracts.

Deferred acquisition costs (DAC):

These comprise the direct costs that originate with and are related to traditional life and Investment Link insurance contracts, which are deferred; all other acquisition costs are recognized as an expense when incurred. The direct acquisition costs comprise primarily agent commissions corresponding to the underwriting and policy issuance costs.

Subsequent to initial recognition, these costs are amortized on a straight line basis based on the average expiration period of the related insurance contracts. Amortization is recorded in the consolidated statement of income.

DAC for general insurance and health products are amortized over the period in which the related revenues are earned.

DAC are derecognized when the related contracts are either settled or disposed of.

An impairment review is performed at the date of the consolidated statement of financial position or more frequently when an indication of impairment arises. When the recoverable amounts are less than the carrying value an impairment loss is recognized in the consolidated statement of income. DAC is also considered in the liability adequacy test for each reporting period.

Reinsurance commissions:

Commissions on reinsurance contracts for ceded premiums are amortized on a straight line basis over the term of the coverage of the related insurance contract.

Insurance contract liabilities:

i)	Life insurance contract liabilities -

Life insurance liabilities are recognized when contracts are entered into.

The technical reserves maintained by the Group include the reserves of all of the business lines, comprising both the mathematical reserves and those of ongoing risk, as well as the reserves for outstanding claims, settled claims, claim settlement costs, claims incurred but not reported, as applicable to each line.

Due to the nature of the business, the mathematical reserves of the pension lines represent the main part of the Group’s reserves, with the line of Life Annuities as the major source of reserves due to the important volume of premiums and as a result of having only single premiums. In order to determine the reserves of this business, the discounted present value of the expected future pensions, to be paid in a guaranteed and non-guaranteed period is taken into account, calculated on the basis of mortality tables and interest rates. Those are based on the asset portfolio which supports the liabilities. Additionally, the constituted reserves include the amount required to cover the maintenance expenses related to the administration of the payment of future pensions.

On the other hand, in the Individual Life business the Group offers some products which are only risk related and others of risk and savings, the latter being those which comprise the highest percentage of reserves of the line. Risk and savings products can be differentiated between those with a guaranteed interest rate and others without guaranteed interest, the reserve for the first group being equal to the balance of the policy accounts plus the unaccredited surplus interest, and for the second group it is equal to the balance of the policy accounts. Said accounts are established with the premiums collected, tax deductions, expenses and costs of insurance and the accreditation of interest based on the yield of the portfolio which supports said reserves.

Life insurance claims reserves include reserves for reported claims and the estimates of the incurred claims that have not been reported to the Group. At December 31, 2017 and 2016, reserves for claims occurred and not reported were determined on the basis of the Chain Ladder methodology (a generally accepted actuarial method), whereby the weighted average of past claim development is projected into the future; this projection is based on the ratios of occurrence of accumulated past claims. Adjustments to the liabilities at each reporting date of the consolidated statement of financial position are recorded in the consolidated statement of income. The liability is derecognized when the contract expires, is discharged or is cancelled.

At each reporting date, an evaluation is carried out as to whether the life insurance liabilities are adequate, net of the related DAC, by means of a liability adequacy test as established by IFRS 4. At December 31, of 2017 and 2016, the Group’s Management concluded that the liabilities are sufficient and, therefore, they have not recognized any additional liability for life insurance contracts.

ii)	Non-life insurance contract liabilities (which comprise general and healthcare insurance) -

Non-life insurance contract liabilities are recognized when contracts are entered into.

Claims reserves are based on the last estimated cost of all claims incurred but not settled at the date of the consolidated statement of financial position, whether reported or not, together with related claim handling costs and the expected reduction in value of salvage and other recoveries.

Delays can be experienced in the notification and settlement of certain types of claims, therefore their ultimate cost cannot be known with certainty at the date of the consolidated statement of financial position. Claims occurred but not reported are estimated and included in the provision (liabilities). IBNR reserves are determined on the basis of the Bornhuetter - Ferguson methodology - BF (a generally accepted actuarial method), which considers a statistical analysis of the recorded loss history, the use of projection methods and, when appropriate, qualitative factors that reflect present conditions or trends that could affect the historical data. No provision for equalization or catastrophe reserves is recognized. The liabilities are derecognized when the contract expires, is discharged or is cancelled.

Technical reserves for non-life insurance contracts comprise the provision for unearned premiums which represents premiums received for risks that have not yet expired. Generally, the reserve is liberated during the term of the contract and is recognized as premium income.

At each reporting date the Group reviews the risk from outstanding claims and an existing liability adequacy test as laid out under IFRS 4, to determine whether there is any overall excess of expected claims over unearned premiums. If these estimates show that the carrying amount of the unearned premiums is inadequate, the deficiency is recognized in the consolidated statement of income by setting up a provision for liability adequacy. As of December 31, 2017 and 2016, Management determined that the liabilities were adequate; therefore, it has not recorded any additional liabilities for non-life insurance contracts.

Income recognition:

(i)	Gross premiums -

Life insurance contracts -

Gross premiums on life contracts are recognized as revenue when due from the policyholder. For single premium business, revenue is recognized on the date on which the policy is effective.

Non-life insurance contracts -

Gross non-life insurance direct and assumed premiums comprise the total premiums written and are recognized on the date of issue of the policy as a receivable. At the same time, a reserve is recorded for unearned premiums which represent premiums for risks that have not yet expired. Unearned premiums are recognized as income over the contract period which is also the coverage and risk period.

(ii)	Fees and commission income -

Investment Link insurance contract policyholders remunerate the Group for policy administration services, investment management services, surrenders and other contract fees. These fees are recognized as revenue in the consolidated statement of income in the period in which the services are provided.

Recognition of benefits, claims and expenses:

(i)	Benefits and claims -

The benefits and claims for life insurance contracts include the cost of all claims arising during the year including internal and external claim handling costs that are directly related to the processing and settlement of claims. Death, survival and disability claims are recorded on the basis of notifications received. Pension payments are recorded when they accrue.

General and health insurance claims include all claims occurring during the year, whether reported or not, internal and external claim handling costs that are directly related to the processing and settlement of claims, a reduction for the value of salvage and other recoveries, and any adjustment to claims outstanding from previous years.

(ii)	Reinsurance premiums -

Comprise the total premiums payable for the coverage of the insurance contracts and are recognized on the date on which the validity of the insurance policy commences. Unearned ceded premiums are deferred over the term of the underlying insurance contract.

(iii)	Reinsurance claims -

Reinsurance claims are recognized when the related gross insurance claim is recognized according to the terms of the relevant contract.

f)	Financial Instruments: Initial recognition and subsequent measurement -

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument or another entity.

The Group classifies its financial instruments in one of the categories defined by IAS 39: financial assets and financial liabilities at fair value through profit or loss; loans and receivables; available-for-sale financial investments; held-to-maturity financial investments and other financial liabilities. The Group determines the classification of its financial instruments at initial recognition.

The classification of financial instruments at initial recognition depends on the purpose and the Management intention for which the financial instruments were acquired and their characteristics. All financial instruments are measured initially at their fair value plus the incremental costs related to the transaction which are directly attributable to the acquisition or issue of the instrument, except in the case of financial assets and financial liabilities recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established according to market regulations or conventions (regular market trades) are recognized on the trade date, that is, the date on which the Group commits to purchase or sell the asset. Derivatives are recognized on a trade date basis.

(i)	Financial assets and liabilities at fair value through profit or loss -

Financial assets and liabilities at fair value through profit or loss include financial assets and liabilities held for trading and financial assets and liabilities designated at fair value through profit or loss, the designation of which is upon initial recognition and on an instrument by instrument basis. Derivative financial instruments are also categorized as held for trading unless they are designated as hedging instruments.

A financial asset or liability is classified as held for trading if it is acquired for the purpose of selling or repurchasing it in the short term, and is presented in “Trading securities” or “Financial liabilities at fair value through profit or loss” in the consolidated statement of financial position.

Management may only designate an instrument at fair value through profit or loss upon initial recognition when the following criteria are met:

-	The designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring assets or liabilities or recognizing gains or losses generated by them on a different basis; or

-	The assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and evaluated based on the yield on their fair value, in accordance with a documented risk management or investment strategy; or

-	A contract contains one or more embedded derivatives which can significantly modify the cash flows that might otherwise be required by the contract and their separation is not prohibited by IAS 39. In this case, the entire contract is designated at fair value through profit or loss.

Changes in fair value of a designated financial asset and liability through profit or loss are recorded in “Net gain (loss) on financial assets designated at fair value through profit or loss” of the consolidated statement of income. Interest earned or incurred is accrued in the consolidated statement of income in “Interest and similar income” or “interest and similar expenses”, according to the terms of the contract. Dividend income is recorded when the right to payment has been established.

(ii)	Loans and receivables -

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

After initial recognition, loans and receivables are measured at amortized cost using the effective interest rate method, less any provision for impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is recognized in the consolidated statement of income in “Interest and similar income”. Losses from impairment are recognized in the consolidated statement of income in “Provision for loan losses, net of recoveries”.

Direct loans are recorded when disbursement of funds to the clients are made. Indirect (off-balance sheet) loans are recorded when documents supporting such facilities are issued. Likewise, Credicorp considers as refinanced or restructured those loans that change their payment schedules due to difficulties in the debtor’s ability to repay the loan.

A provision for loan losses is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original contractual terms of the loans. The provision for loan losses is established based on an internal risk classification and considering any guarantees and collaterals received, Note 3 (i) and 32.1.

(iii)	Available-for-sale financial investments -

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available-for-sale are those that are neither classified as held for trading nor designated at fair value through profit or loss. Debt instruments in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in market conditions.

After initial recognition, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve, net of the corresponding deferred tax and non-controlling interest, until the investment is derecognized, at which time the cumulative gain or loss is recognized in the consolidated statement of income in “Net gain on the sale of securities”, or is determined to be impaired, at which time the impaired amount is recognized in the consolidated statement of income in “Impairment loss on available–for–sale investments” and removed from the reserve of investments available-for-sale.

Interest and similar income earned are recognized in the consolidated statement of income in “Interest and similar income”. Interest earned is reported as interest income using the effective interest rate method and dividends earned are recognized when collection rights are established.

Estimated fair values are based primarily on quoted prices or, if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment.

The Group evaluates whether its ability and intention to sell its available-for-sale financial assets in the near term is still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the Group may elect to reclassify these financial assets if Management has the ability and intention to hold such assets for the foreseeable future or until maturity.

For a financial asset reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset that has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the effective interest rate.

(iv)	Held-to-maturity financial investments -

Held-to-maturity financial investments are non–derivative financial assets with fixed or determinable payments and fixed maturities, which Credicorp has the intention and ability to hold to maturity. After initial measurement, held-to-maturity financial investments are subsequently measured at amortized cost using the effective interest rate less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees that are an integral part of the effective interest rate. The amortization is included in “Interest and similar income” of the consolidated statement of income. The losses arising from impairment of these investments are recognized in the consolidated statement of income.

At December 31, 2017 and 2016 the Group has not recognized any impairment loss on held-to-maturity investments, see policy of impairment of financial assets carried at amortized cost in Note 3(i)(i).

If the Group were to sell or reclassify a more than insignificant amount of held-to-maturity investments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, the Group would be prohibited from classifying any financial asset as held-to-maturity during the following two (2) years.

At December 31, 2017 and 2016 the Group did not sell or reclassify any of its held-to-maturity investments.

(v)	Repurchase and reverse repurchase agreements and security lending and borrowing transactions -

Securities sold under agreements to repurchase at a specified future date are not derecognized from the consolidated statement of financial position as the Group retains substantially all of the risks and rewards of ownership. The cash received is recognized as an asset with a corresponding obligation to return it, including accrued interest, as a liability in “Payables from repurchase agreements and security lendings”, reflecting the transaction’s economic substance as a loan to the Group. The difference between the sale and repurchase price is treated as interest expense and is accrued over the life of the agreement using the effective interest rate and is recognized in “Interest and similar expenses” of the consolidated statement of income.

As part of this transaction the Group grants assets as collateral. When the counterparty receives securities and has the right to sell or re-pledge, the Group reclassifies those securities in “Available-for-sale investments pledged as collateral” or “Held-to-maturity investments pledged as collateral”, as appropriate, of the consolidated statement of financial position. Also, when the counterparty receives cash as collateral that will be restricted until the maturity of the contract, the Group reclassifies the cash in Cash collateral, reverse repurchase agreements and security borrowings” in the consolidated statement of financial position, which includes accrued interest that is calculated according to the method of the effective interest rate.

Conversely, securities purchased under agreements to resell at a specified future date are not recognized in the consolidated statement of financial position. The consideration paid, including accrued interest, is recorded in “Receivables from reverse repurchase agreements and security borrowings” of the consolidated statement of financial position, reflecting the transaction’s economic substance as a loan by the Group. The difference between the purchase and resale price is recorded in “Interest and similar income” of the consolidated statement of income and is accrued over the life of the agreement using the effective interest rate.

If securities purchased under agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale in the consolidated statement of financial position heading “Financial liabilities at fair value through profit or loss” and measured at fair value, with any gains or losses included in the consolidated statement of income caption “Net gain on sale of securities”.

Security lending and borrowing transactions are usually collateralized by securities. The transfer of the securities to counterparties is only reflected in the consolidated statement of financial position if the risks and rewards of ownership are also transferred.

(vi)	Other financial liabilities -

After initial measurement other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost includes any issuance discount or premium and directly attributable transaction costs that are an integral part of the effective interest rate.

g)	De-recognition of financial assets and liabilities -

Financial assets:

A financial asset (or, where applicable a part of a financial asset or a part of a group of similar financial assets) is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either the Group has transferred substantially all the risks and rewards of the asset, or the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its right to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes the associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of (i) the original carrying amount of the asset, and (ii) the maximum amount of consideration that the Group could be required to repay.

Financial liabilities:

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability; the difference between the carrying amount of the original financial liability and the consideration paid is recognized in the consolidated statement of income.

h)	Offsetting financial instruments -

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and Management has the intention to settle on a net basis, or realize the assets and settle the liability simultaneously.

i)	Impairment of financial assets -

The Group assesses at the date of each consolidated statement of financial position whether there is any objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the borrower or a group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will go bankrupt or other legal financial reorganization process and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

The criterion used for each category of financial assets is as follows:

(i)	Financial assets carried at amortized cost -

For loans, receivables and held-to-maturity investments that are carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes that asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred).

The carrying amount of the asset is reduced through the use of a provision account and the amount of the loss is recognized in the consolidated statement of income. A loan, together with the respective associated provision, is written off when classified as a loss and is fully provisioned and there is real and verifiable evidence that the loan is irrecoverable and collection efforts concluded without success, the impossibility of foreclosures or all collateral has been realized or has been transferred to the Group.

If in any subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the provision account. If in the future a written-off loan is later recovered, the recovery is recognized in the consolidated statement of income, as a credit to “Provision for loan losses, net of recoveries”.

The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss will be the current effective interest rate.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For collective assessment of impairment, financial assets are grouped considering the Group’s internal credit grading system, which considers credit risk characteristics; for example: asset type, industry, geographical location, collateral type and past-due status and other relevant factors.

Future cash flows from a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historical loss experience for assets with similar credit risk characteristics to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the years on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist. The methodology and assumptions used are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(ii)	Available-for-sale financial investments -

For available-for-sale financial investments, the Group assesses at each date of the consolidated statement of financial position whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments, objective evidence would include a significant or prolonged decline in their fair value below cost. “Significant” is to be evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. The determination of what is “significant” or “prolonged” requires judgment. In making this judgment, the Group evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost.

When there is evidence of impairment, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any previously recognized impairment loss) is removed from available-for-sale investments reserve of the consolidated statement of changes in equity and recognized in the consolidated statement of income. Impairment losses on equity investments are not reversed through the consolidated statement of income; increases in their fair value after impairment are recognized directly in the consolidated statement of comprehensive income.

In the case of debt instruments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statement of income. Future interest income is based on the reduced carrying amount and is accrued using the interest rate used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income is recorded as part of “Interest and similar income” of the consolidated statement of income. If in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statements of income, the impairment loss is reversed through the consolidated statement of income.

(iii)	Renegotiated loans -

When a loan is modified, it is not considered as past due but it maintains its previous classification as impaired or not impaired. If the debtor complies with the new agreement during the following six months, and an analysis of its payment capacity supports a new improved risk classification, the loan is classified as not impaired. If, subsequent to the loan modification, the debtor fails to comply with the new agreement, it is considered as impaired and past due.

j)	Leases -

The determination of whether an arrangement is, or contains, a lease is based in the substance of the arrangement at the inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets and on whether the arrangement conveys a right to use the asset even if that right is not explicitly specified in an arrangement.

Operating leases:

Leases in which a significant portion of the risks and benefits of the asset are held by the lessor are classified as operating leases. Under this concept the Group has mainly leased premises used as offices and agencies of the Group’s subsidiaries.

When an operating lease is terminated before the lease period has expired, any penalty payment to the lessor is recognized as an expense in the period in which termination takes place.

Finance leases:

Finance leases are recognized as granted loans at the present value of the future lease collections. The difference between the gross receivable amount and the present value of the loan is recognized as unearned interest. Lease income is recognized over the term of the lease agreement using the effective interest rate method, which reflects a constant periodic rate of return.

k)	Property, furniture and equipment -

Property, furniture and equipment are stated at historical acquisition cost less accumulated depreciation and impairment losses, if applicable. Historical acquisition costs include expenditures that are directly attributable to the acquired property, furniture or equipment. Maintenance and repair costs are charged to the consolidated statement of income; significant renewals and improvements are capitalized when it is probable that future economic benefits, in excess of the originally assessed standard of performance, will flow from the use of the acquired property, furniture or equipment.

Land is not depreciated. Depreciation is calculated using the straight-line method over the estimated useful lives, which are as follows:

Years

Buildings and other construction	33
Installations	10
Furniture and fixtures	10
Vehicles and equipment	5
Computer hardware	4

An item of property, furniture and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income.

Assets’ residual value, and the selected useful life are periodically reviewed to ensure that they are consistent with current economic benefits and life expectancy.

l)	Investment properties -

Investment properties are held to earn rentals or for capital appreciation or both rather than for: (a) use in the production or supply or goods or services or for administrative purposes; or (b) sale in the ordinary course of business. Property that is being constructed or developed for future use as investment property is recognized at cost before completion.

Investment properties are initially measured at fair value, which is the purchase transaction price, unless otherwise indicated. Transaction costs are included in the initial measurement, which includes the purchase price and any other cost directly attributable to the transaction.

For subsequent recognition, an entity shall choose as its accounting policy either the fair value model or the cost model and shall apply that policy to all its investment property. At the date of the consolidated financial statements, the Group has opted for keeping the cost model. Accordingly, investment properties are accounted for at their acquisition cost less accumulated depreciation and the accumulated impairment losses, if any.

An entity can opt for recognizing and depreciating separately the components of an investment property or as a single unit for recording and depreciation purposes. The Group recognizes as a single unit each of its investment properties and has estimated a useful life of 33 years for purposes of determining depreciation under the straight-line method.

Rental income is recognized as rents that are accrued under the related rental agreement; depreciation expenses as well as maintenance expenses and other related expenses are accounted for as maintenance of the rented assets, net within “Other income” in the consolidated statement of income.

m)	Seized assets -

Seized assets are recorded at the lower of cost or estimated market value, which is obtained from valuations made by independent appraisers. Reductions in book values are recorded in the consolidated statement of income.

n)	Business combination -

Business combinations made are accounted for using the acquisition method in accordance with IFRS 3 “Business Combination”, regardless of whether they are equity instruments or other acquired assets.

The acquisition cost is the sum of the consideration paid for the acquisition measured at fair value at the acquisition date and the amount of the share in the non-controlling interest acquired. For each business combination the Group decides whether to measure the non-controlling interest in the acquiree at fair value or at the proportional share in the identifiable net assets of the acquiree.

Acquisition-related costs are recognized as expense and are included within “Administrative expenses” in the consolidated statement of income. When the Group acquires a business, it assesses the financial assets and liabilities assumed for its own classification and denomination according to the contractual terms, economic circumstances and prevailing conditions at the date of acquisition. This includes the separation of embedded derivative contracts signed by the acquiree.

Any contingency transferred by the acquirer is recognized at fair value at the acquisition date. The contingency classified as an asset or liability that is a financial instrument and is within the scope of IAS 39 “Financial instruments: Recognition and measurement” is measured at fair value with changes recognized in the consolidated statement of income or consolidated statement of comprehensive income. If the contingency is not within the scope of IAS 39, it is measured in accordance with the applicable IFRS. A contingency that is classified as equity should not be measured again and its subsequent settlement is accounted for within equity.

The acquisition of a non-controlling interest is recorded directly in net equity, any difference between the amount paid and the acquired net assets is recorded as an equity transaction. Accordingly, the Group recognizes no additional goodwill after the acquisition of the non-controlling interest, nor does it recognize any profit or loss from the disposal of the non-controlling interest.

Equity attributable to the non-controlling interest is shown separately in the consolidated statement of financial position. Profit attributable to the non-controlling interest is shown separately in the consolidated statement of income and consolidated statement of comprehensive income.

In a business combination achieved in stages, the acquirer shall re-measure its ´previously held equity interest in the acquiree at fair value at the acquisition-date. The resulting gain or loss is recognized in profit or loss.

o)	Intangible assets -

Comprise internally developed and acquired software licenses used by the Group. Acquired software licenses are measured on initial recognition at cost and are amortized using the straight-line method over their estimated useful life (between 3 and 5 years).

Intangible assets identified as a consequence of the acquisition of subsidiaries are recognized in the consolidated statement of financial position at their fair values determined on the acquisition date and are amortized using the straight line method over their estimated useful life as follows:

Estimated useful
life in years
Client relationship - Prima AFP (AFP Unión Vida)	20
Client relationship - Inversiones IMT S.A.	22
Client relationship cash, fixed and variable income - Credicorp Capital Colombia	5
Client relationship APT - Credicorp Capital Colombia	5
Client relationship - Edyficar Peru	10
Client relationship – Mibanco	7
Brand - Mibanco	25
Brand - Credicorp Capital Colombia	5
Brand - Inversiones IMT S.A.	5
Fund manager contract - Credicorp Capital Colombia	28
Fund manager contract - Inversiones IMT S.A.	11
Core deposits - Mibanco	6
Right of use - BCP	5
Others	5

The period and the amortization method, for intangible assets are reviewed at the end of each period. If the expected useful life differs from previous estimates, the amortization period will be changed to reflect this change. If there has been a change in the expected pattern of conduct of the future economic benefits embodied in the asset, the amortization method shall be amended to reflect these changes.

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.

p)	Goodwill -

Goodwill is the excess of the aggregate of the consideration transferred over the fair value recognized for the acquisition of the net value of the identifiable net assets acquired and liabilities assumed. If the fair value of the net assets acquired exceeds the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (CGU) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to these units.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill and the assets disposed of are included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

q)	Impairment of non-financial assets -

The Group assesses, at each reporting date, whether there is an indicator that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the value of the asset or the CGU less costs to sell and its value in use and is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are considered, if any. If this kind of transactions cannot be identified, an appropriate valuation model is used. These calculations are verified against valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

For non-financial assets, excluding goodwill, an assessment is made at each reporting date whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income.

r)	Due from customers on acceptances -

Due from customers on acceptances corresponds to accounts payable from customers for import and export transactions, whose obligations have been accepted by the Group. The obligations that must be assumed by the Group for such transactions are recorded as liabilities.

s)	Financial guarantees -

In the ordinary course of business, the Group issues financial guarantees, such as letters of credit, guarantees and acceptances. Financial guarantees are initially recognized at fair value (which is equivalent to the commission initially received) in “Other liabilities” of the consolidated statement of financial position. Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the amount initially recognized less, when appropriate, cumulative amortization recognized in the consolidated statement of income, and the best estimate of expenditure required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liability relating to a financial guarantee is included in the consolidated statement of income. The commission received is recognized in “Banking services commissions” of the consolidated statement of income on a straight line basis over the life of the granted financial guarantee.

t)	Provisions -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow or resources embodying economic benefits will be required to settle said obligation and a reliable estimate can be made of the amount.

The expense relating to any provision is presented in the consolidated statement of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the specific risks of the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

u)	Contingencies -

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed in the Notes, unless the probability of an outflow of resources is remote. Contingent assets are not recorded in the financial statements; they are disclosed if it is probable that an inflow of economic benefits will be realized.

v)	Income tax -

Income tax is computed based on the individual financial statements of Credicorp and of each of its Subsidiaries.

Deferred income tax reflects the effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts determined for tax purposes. Deferred assets and liabilities are measured using the tax rates expected to be applied to taxable income in the years in which temporary differences are expected to be recovered or eliminated. The measurement of deferred assets and deferred liabilities reflects the tax consequences that arise from the manner in which Credicorp and its Subsidiaries expect, at the date of the consolidated statement of financial position, to recover or settle the carrying amount of its assets and liabilities.

The carrying amount of deferred tax assets and liabilities may change, even though there is no change in the amount of the related temporary differences, due to a change in the income tax rate. In this case, the resulting change in deferred tax, corresponding to the change in rate, will be recognized in profit or loss, except to the extent that it relates to items previously recognized outside of the consolidated income statement (either in other comprehensive income or directly in equity).

Deferred tax assets and liabilities are recognized regardless of when the timing differences are likely to reverse. Deferred tax assets are recognized when it is more likely than not, that future taxable profit will be available against which the temporary difference can be utilized. At the date of the consolidated statement of financial position, Credicorp and its Subsidiaries assess unrecognized deferred assets and the carrying amount of recognized deferred assets.

Credicorp and its Subsidiaries determine their deferred income tax based on the tax rate applicable to their undistributed earnings; any additional tax on dividend distribution is recorded on the date a liability is recognized.

Deferred tax assets and liabilities are offset if there is a legal right of offset and the deferred taxes are related to the same taxpaying entity and the same tax authority.

w)	Earnings per share -

Basic earnings per share is calculated by dividing the net profit for the year attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock.

Diluted earnings per share is calculated by dividing the net profit attributable to Credicorp’s equity holders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased and held as treasury stock, plus the weighted average number of ordinary shares that would have been issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

x)	Share-based payment transactions -

The cost of the Group’s remuneration plan is recognized, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘the vesting date”).

The cumulative expense recognized for equity-settled liquidations at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense is recorded in “Salaries and employee benefits” of the consolidated statement of income.

When the terms of a share-based liquidation are modified, the minimum expense recognized is maintained as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or which is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect of the shares granted under this plan is reflected as a share dilution in the computation of diluted earnings per share, see paragraph (w) above.

y)	Derivative financial instruments and hedge accounting -

Trading -

The Group negotiates derivative financial instruments in order to meet its clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices, rates or indexes.

Part of the transactions with derivatives, which provide effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are, therefore, treated as trading derivatives.

Derivative financial instruments are initially recognized at fair value in the consolidated statement of financial position and subsequently are re-measured at fair value. Fair values are estimated based on the market exchange and interest rates. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gain and losses for changes in their fair value are recorded in the consolidated statement of income.

Hedging -

The Group uses derivative instruments to manage exposures to interest rate and foreign currency. In order to manage particular risks, the Group applies hedge accounting for transactions which meet the specified criteria.

At inception of the hedge relationship, the Group formally documents the relationship between the hedged item and the hedging instrument, including the nature of the risk, the objective and strategy for undertaking the hedge and the method that will be used to assess the effectiveness of the hedging relationship.

Also, at the inception of the hedge relationship, a formal assessment is undertaken to ensure the hedging instrument is expected to be highly effective in offsetting the designated risk in the hedged item. Hedges are formally assessed at each reporting date.

A hedge is considered highly effective if the following conditions are met:

-	At the inception of a hedge and in following years, the hedge is expected to be highly effective to offset changes in the fair value or cash flows attributable to the hedged risk over the designated period of the hedge; and

-	The actual effectiveness of the hedge is within the range of 80-125 percent.

The accounting treatment is determined on the basis of the nature of the hedged item and once the hedging qualifying criteria are met.

i)	Cash flow hedges -

The effective portion of the gain or loss on the hedging instrument is recognized directly as part of other comprehensive income in “Cash flow hedge reserve”, while any ineffective portion is recognized immediately in the consolidated statement of income.

Amounts recognized as other comprehensive income are transferred to the consolidated statement of income when the hedged transaction affects profit or loss; that is, when the hedge-related finance income or finance cost is recognized or when an expected sale occurs.

If the forecasted transaction or firm commitment is no longer expected to occur, the accumulated gain or loss previously recognized in the cash flow hedge reserve is transferred to the consolidated statement of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any unrealized accumulated gain or loss previously in the cash flow hedge reserve remains in said reserve until the planned transaction or firm commitment affects profit or loss. At the same time, the derivative is recorded as a trading derivative.

ii)	Fair value hedges -

The change in the fair value of a fair value hedge is recognized in “Interest and similar income” or “Interest and similar expenses” of the consolidated statement of income. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying value of the hedged item and is recognized in the consolidated statement of income.

For fair value hedges relating to items carried at amortized cost, any adjustment to the carrying amount of these items, as a result of discontinuation of the hedge, will be amortized through the consolidated statement of income over the remaining life of the hedge. Amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the consolidated statement of income.

The hedge relationship is terminated when the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. For hedged items recorded at amortized cost, the difference between the carrying value of the hedged item on termination and the face value is amortized over the remaining term of the original hedge using the effective interest rate. If the hedged item is derecognized, the unamortized fair value adjustment is recognized immediately in the consolidated statement of income. At the same time, the derivative is recorded as a trading derivative.

iii)	Embedded derivatives -

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contract, and said host contract is not held for trading or designated at fair value through profit or loss.

The Group has investments indexed to certain life insurance contracts liabilities, denominated “Investment Link”. These instruments have been classified at inception by the Group as “Financial instruments at fair value though profit or loss”, See Note 3(f)(i) and Note 8.

z)	Fair value measurement -

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or
-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. Also, the fair value of a liability reflects its non-performance risk.

When available, the Group measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Group uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level of input used that is significant to the fair value measurement as a whole:

-	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
-	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
-	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Also, fair values of financial instruments measured at amortized cost are disclosed in Note 32.7(b).

aa)	Segment reporting -

The Group reports financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are a component of an entity for which separate financial information is available that is evaluated regularly by the entity’s Chief Operating Decision Maker (“CODM”) in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as it is used internally for evaluating operating segments’ performance and deciding how to allocate resources to segments, Note 29.

ab)	Fiduciary activities, management of funds and pension funds –

The Group provides custody, trustee, investment management and advisory services to third parties that result in the holding of assets on their behalf. These assets and income arising thereon are excluded from these consolidated financial statements, as they are not assets of the Group, Note 32.8.

Commissions generated for these activities are included in “Other income” of the consolidated statement of income.

ac)	Cash and cash equivalents -

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise balances of cash and non-restricted balances with central banks, overnight deposits, time deposits and amounts due from banks with maturities of three months or less from the date of acquisition, excluding restricted balances See Note 4.

Cash collateral pledged as a part of a repurchase agreement is presented in “Cash collateral, reverse repurchase agreement and securities borrowings” in the consolidated statement of financial position, See Note 5(a).

Cash collateral pledged in the negotiation of derivative financial instrument and others are presented in “Other assets” in the consolidated statement of financial position, See Note 12.

ad)	International Financial Reporting Standards issued but not yet effective -

The Group decided not to early adopt the following standards and interpretations that were issued but are not effective as of December 31, 2017:

(i)	IFRS 9 “Financial Instruments” -

In July 2014, the IASB issued the complete version of IFRS 9, which combines the phases of classification and measurement, impairment and hedging accounting of the IASB project to replaces IAS 39 “Financial instruments: Measurement and Recognition”.

Classification and measurement:

IFRS 9 establishes three categories of classification: Amortized cost, fair value through other comprehensive income and fair value through profit or loss.

A debt instrument is classified and measured at amortized cost if: a) the objective of the business model is to maintain the financial asset, to collect the contractual cash flows, and b) the contractual cash flows of the instrument only represent the payment of the principal and interest of the debt.

Likewise, a debt instrument is classified and measured at fair value through other comprehensive income if: a) the objective of the business model is to maintain the financial asset, both to collect the contractual cash flows, as well as to sell them, and b) the contractual cash flows of the instrument only represent the payment of the principal and interest of the debt.

All other debt instruments that do not satisfy the above-mentioned conditions must be classified and measured at fair value through profit or loss.

An equity instrument is classified at fair value through profit or loss, unless it is not maintained for trading purposes, in which case, an entity may make an irrevocable choice at its initial recognition, to classify it at fair value through other comprehensive income, without subsequently having to reclassify it to profit or loss.

With regard to liabilities, most pre-existing requirements for classification and measurement previously included in IAS 39, have not changed in IFRS 9.

Impairment:

IFRS 9 introduces a new model of impairment based on expected losses of the credit portfolio and other instruments which differ significantly from the current model “under IAS 39 of credit losses incurred”, and it is expected to result in the early recognition of credit losses.

The financial assets classified or designated at fair value through profit or loss and the capital instruments designated at fair value through other comprehensive income, are not subject to impairment assessment.

Model of impairment of expected credit losses -

Under IFRS 9, provisions for credit losses will be measured at each reporting date, following a three phase model of expected credit losses:

•	Phase 1: For financial assets of which the credit risk has not deteriorated significantly since its initial recognition, a reserve for losses will be recognized, equivalent to the credit losses which are expected to occur from defaults in the next 12 months.
•	Phase 2: For financial assets which have presented a significant increase in their credit risk, a reserve for losses will be recognized, equivalent to the credit losses which are expected to occur during the remaining life of the asset.
•	Phase 3: For financial assets with evidence of impairment at the reporting date a reserve for losses will be recognized, equivalent to the expected credit losses during the entire life of the asset. Interest income will be recognized based on the asset’s carrying amount, net of the loss reserve.

The reserves for credit losses of Phase 1 and Phase 2 effectively replace the general reserve determined for loans not yet identified as impaired under IAS 39, although the reserves for credit losses of Phase 3 effectively replace the general reserves determined for impaired loans.

Measurement -

The measurement of expected credit loss is mainly based on the product of the probability of default (PD), the loss given default (LGD) and the exposure at the time of default (EAD), discounted at the reporting date and considering the expected macroeconomic effects, all according to the new regulation.

The fundamental difference between the credit loss considered as Phase 1 and Phase 2 is the horizon of PD. The estimates of Phase 1 use a 12-month horizon, while those in Phase 2 use an expected loss calculated with the remaining term of the asset and it considers the effect of the significant increase in the risk. Finally, in Phase 3, the expected loss will be estimated based on the best estimate (“ELBE” from its initials in English), given the situation of the collection process of each asset.

The above method applies to all the portfolios, with the exception of some portfolios of reduced materiality and of which there is insufficient historical depth and/or loss experience.

In these cases, simplified approaches will be applied, based on the reality of each portfolio and with reasonable supported and documented criteria.

Changes from one phase to another -

The classification of an instrument as phase 1 or phase 2 depends on the concept of “significant impairment” on the reporting date in comparison with the origination date. In this sense, the definition used considers the following criteria:

-	An account is classified in phase 2 if it has been more than N days in arrears.

-	Risk thresholds have been established based on the internal models and on relative thresholds of differences (by portfolio and risk level) in which the instrument originated.

-	The follow up, warning and monitoring systems of the risk portfolios which depend on the current risk policy in Wholesale and Retail Banking, are integrated.

Additionally, all those accounts which are classified as in default at the reporting date are considered as phase 3. The evaluations of significant risk increase and credit impairment are carried out independently at each reporting date. Assets can move in both directions from one phase to another.

Prospective information -

The measurement of expected credit losses for each phase and the evaluation of significant increases in credit risk must consider information regarding previous events and current conditions, as well as forecasts of future economic events and conditions. For the estimation of the risk parameters (PD, LGD, EAD), used in the calculation of the provision in phases 1 and 2, macroeconomic variables were included which vary between portfolios. These forecasts are for a three-year period and, additionally, there is a long-term forecast.

The estimation of the expected loss for phases 1, 2 and 3 will be a weighted estimate which considers three future macroeconomic scenarios. The basic, optimistic and pessimistic scenarios are based on macroeconomic forecasts provided by the in-house economic studies team and approved by Senior Management. This same team also provides the probability of occurrence of each scenario. It should be pointed out that the scenario design is adjusted at least once a year and this can be done more frequently if the conditions of the environment require it.

Expected life -

For the instruments in Phase 2 or 3, the reserves for losses will cover the expected credit losses during the lifetime of the instrument. For most of the instruments, the expected lifetime is limited to the remaining life of the product, adjusted for expected future payments. In the case of revolving products, an analysis was made in order to determine what would be the expected period of life.

Hedging accounting:

The new model of hedging accounting according to IFRS 9 seeks to simplify hedging accounting, align the accounting of the hedging relationships more closely with the risk management activities of an entity and permit hedging accounting to be applied more widely to a greater variety of hedging instruments and risks suitable for hedging accounting.

IFRS 9 is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted.

The new classification, measurement and impairment requirements will be applied adjusting our consolidated statement of financial position at January 1, 2018, date of initial application, without restating the financial information of the comparative period.

Based on the current estimations, it is expected that the adoption of IFRS 9 will result in a reduction in retained earnings at January 1, 2018 for an amount equivalent that will not exceed 2.0 percent of net equity. The impact is mainly attributed to increases in the reserve for credit losses based on the new impairment requirements.

The Group will continue monitoring and perfecting certain elements of our impairment determination process before our report for the first quarter of 2018.

(ii)	IFRS 15 “Revenue from contracts with customer” -

IFRS 15, which was published in May 2014 and amended in April 2016, will replace IAS 18 “Revenue”, and IAS 11 “Construction Contracts”.

The new standard is based on the principle that revenue is recognized when the control of a good or service is transferred to a client, so that the notion of control replaces the existing notion of risks and benefits.

The standard establishes a new five-step model that applies to the recording of revenue from contracts with clients:

•	Identify the contracts with clients.
•	Identify the separate performance obligation.
•	Determine the price of the contractual transaction.
•	Assign the price of the transaction to each of the separate performance obligations, and
•	Recognize the revenue as each performance obligation is complied with.

Key changes in current practice:

•	All the grouped goods and services which are different must be recognized separately and, in general, the discounts or rebates in the contract price must be assigned to the separate elements.
•	Revenue can be recognized before it is done under the current standards if the consideration varies for any reason (for example, incentives, rebates, management commissions, royalties, success fee, etc.). If they are not at significant risk of reversal, the minimum amounts must be recognized.
•	The point at which revenue may be recognized can change: some revenue that is currently recognized at a given moment at the end of a contract may have to be recognized during the term of the contract and vice versa.
•	There are new specific standards regarding licenses, guarantees, non-reimbursable fee advances and consignment agreements, to name a few.
•	As with any new standard, there are also greater disclosure requirements.

The Group assessed the impact of IFRS 15, concluding at the date of these financial statements, that there is no significant impact on the Group’s revenue recognition.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

(iii)	IFRS 16, “Leases” -

IFRS 16, ‘Leases’ replaces the current standards related to the treatment of leases (IAS 17, ‘Leases’ and IFRIC 4, ‘Determining whether an arrangement contains a lease” and other related interpretations).

IFRS 16 will mainly affect the accounting treatment for lessees, and will result in the recognition of almost all lease contracts in the statement of financial position. The standard eliminates the current distinction between finance and operating leases, and requires the recognition of an asset (right of use of the leased asset) and of a financial liability to make the lease payments, for practically all of the lease contracts. There is an optional exemption for short term and low value leases.

The income statement will also be affected, since the total expense is normally higher in the initial years of the lease contract and lower in the final years. Furthermore, the operating costs will be replaced with interest and depreciation, therefore key metrics such as EBITDA will change.

Operating cash flows will be greater since cash payments for the principal portion of the lease debt are classified in financing obligations. Only the part of the payments that reflects interest can continue to be presented as operating cash flow.

During the year 2018, the Group will continue to evaluate the impact of IFRS 16; however, at the date of these financial statements, it concludes that the application of this standard will have no material effects on the financial statements.

IFRS 16 applies to annual periods beginning on or after January 1, 2019, with earlier application permitted but not before IFRS 15, Revenue from Contracts with Customers, is also early adopted.

(iv)	Amendments to IFRS 2: “Share-based payment” “Income Taxes”: Recognition of the deferred income tax asset for unrealized losses.

The amendments made by the IASB in July 2016 clarify the basis of measurement of the share-based payments in cash and the recording of the amendments which change benefits liquidated in cash into equity instruments.

Moreover, an exception is introduced to the principle of classification. When an employer is obliged to retain a certain amount for a tax obligation of the employee associated with a share-based payment, and he pays that amount to the tax authority, the total benefit will be treated as though it were liquidated in equity instruments, as long as it was liquidated in shares without the benefit of a net liquidation.

Entities with the following agreements may find themselves affected by these changes:

•	Benefits liquidated in equity instruments which include net liquidations related to tax obligations
•	Share-based payments which include performance conditions, and
•	Cash liquidation agreements which are amended to share-based payments liquidated in equity instruments.

The amendment to IFRS 2 applies to annual periods beginning on or after January 1, 2018, permitting its early adoption.

(v)	Annual improvements to the IFRS (2014 - 2016 Cycle)

In December 2016, the following improvements were completed:

•	IFRS 1 “First Time Adoption of IFRS”, which eliminates the short-term exemptions which cover the provisions for transition of IFRS 7, IAS 19 and IFRS 10 which are no longer relevant.
•	IAS 28 “Investments in Associates and Joint Ventures”. This clarifies that the choice by investment funds, mutual funds, investment trusts and similar entities to measure the investments in associates or joint ventures at fair value through profit or loss must be made separately for each associate or joint venture at initial recognition.

Said improvements are applicable for financial periods from January 1, 2018.

(vi)	IFRIC 22 “Foreign Currency Transactions and Advance Consideration” -

This interpretation clarifies how to determine the transaction date for the exchange rate to use in the initial recognition of an asset, expense or income when an entity pays or receives advance consideration for contracts denominated in foreign currency.

For a single payment or collection, the transaction date must be the date on which the entity initially recognizes the non-monetary asset or liability which results from the advance consideration (the advance payment or deferred revenue).

If there are various payments or collections for an item, the transaction date must be determined as indicated above for each payment or collection.

Entities can opt for applying the interpretation:

•	Retrospectively for each period presented.
•	Prospectively for items within the scope which is recognized for the first time at or after the start of the reporting period in which the interpretation is applied, or
•	Prospectively from the start of a prior reporting period presented as comparative information.

(vii)	Amendments to IAS 40: “Transfers of Investment Property” –

The amendments clarify that transfers to or from, investment properties can only be made if there has been a change in the use of the property that is supported with evidence. A change in use occurs when the property complies with, or ceases to comply with, the definition of investment property.

A change of intention by itself is not sufficient to support a transfer.

The list of tests for a change of use in the standard is characterized as a non-exhaustive list of examples to help to illustrate the principal.

The IASB provided two examples for the transition:

•	Prospectively, with any impact from the reclassification recognized as an adjustment to the initial retained earnings at the date of initial recognition, or
•	Retrospectively, only permitted without taking advantage of retrospective information.

Additional disclosures are required if an entity adopts the requirements prospectively.

The amendment to IAS 40 applies to annual periods beginning on or after January 1, 2018, with early adoption permitted.

(viii)	IFRS 17 “Insurance Contracts” -

IFRS 17 was issued in May 2017 in replacement of IFRS 4 “Insurance Contracts”. This standard requires a current measurement model in which the estimations are remeasured at each reporting period. The contracts are measured using the components of:

•	Discounted probability-weighted cash flows.
•	An explicit risk adjustment, and
•	A contractual service margin which represents the unearned profit from the contract which is recognized as income during the period of coverage.

The standard permits a choice between recognizing the changes in discount rates, either in the statement of income or directly in other comprehensive income. The choice probably reflects how insurers record their financial assets according to IFRS 9.

There is a modification of the general measurement model denominated “Variable commissions method” for certain contracts of insurers with life insurance in which the insured share the yields from the underlying elements. Upon applying the variable commissions method, the entity’s participation in changes in fair value of the underlying elements is included in the contractual service margin. Therefore, it is probable that the results of the insurers which use this model will be less volatile than under the general model.

The new standards will affect the financial statements and the key performance indicators of all of the entities that issue insurance contracts or investment contracts with discretionary participation characteristics.

IFRS 17 applies to annual periods beginning on or after January 1, 2021. Early adoption is permitted, as long as the Group also applies IFRS 9 and IFRS 15 on the date on which IFRS 17 is applied for the first time.

(ix)	IFRIC 23 “Uncertainty over income tax treatments” -

IFRIC 23 clarifies how to apply the requirements of recognition and measurement of IAS 12 “Income Taxes”, when there is uncertainty over income tax treatments. The IFRIC had previously clarified that IAS 12, and not IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, applies to the recording of uncertain income tax treatments.

IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities when there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity regarding which there is uncertainty as to whether the treatment will be accepted by the tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific income element in a tax declaration is an uncertain tax treatment if its acceptability is uncertain based on the tax legislation. IFRIC 23 is applicable to all aspects of income tax accounting when there is uncertainty with regard to the treatment of an element, including tax profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

IFRIC 23 applies to annual periods beginning on or after January 1, 2019.

(x)	Annual improvements to the IFRS (2015 -17 Cycle)

The improvements are presented below:

•	IFRS 3 “Business combinations”, clarifies the measurement of the interest held prior to obtaining control over a joint operation under IFRS 3.
•	IFRS 11 “Joint Arrangements”, clarifies the measurement of the interest held prior to obtaining control over a joint operation under IFRS 11.
•	IAS 12 “Income Taxes”, mentions the income tax consequences under IAS 12 of payments on financial instruments classified as equity.
•	IAS 23 “Borrowing costs”, establishes the borrowing costs eligible for capitalization.

Said improvements are applicable for financial periods from January 1, 2019.

(xi)	Amendments to IFRS 10 “Consolidated financial statements” and IAS 28 “Investments in Associates and Joint Ventures”: Sale or contribution of assets between an investor and his associate or joint venture.

The IASB made limited scope amendments to IFRS 10 and IAS 28.

The amendments clarify the accounting treatment of the sales or contribution of assets between an investor and his associates or joint venture. These amendments confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute “a business” (as defined in IFRS 3 “Business combinations”).

If the non-monetary assets constitute a business, the investor will recognize the total gain or loss on the sale or contribution of assets. If the assets do not comply with the definition of “business”, the investor will recognize the gain or loss only in proportion to the investor’s investment in the associate or joint venture. The amendments will apply prospectively.

The IASB decided to defer the application date of this amendment until it has completed its research project on the equity method. The Group will apply these modifications when they become effective.

There are no other standards or amendments to standards which have not yet become effective and are expected to have a significant impact on the Company, either in the current or future periods, as well as on expected future transactions.

4	CASH AND CASH EQUIVALENTS

This item consists in the following:

	2017	2016
	S/(000)	S/(000)

Cash and clearing (a)	5,034,569	4,061,766
Deposits with Central Reserve Bank of Peru - BCRP (a)	15,136,245	8,642,656
Deposits with local and foreign banks (b)	2,828,830	3,778,238
Interbank funds	207,559	147,713
Accrued interest	4,994	2,823
Total cash and cash equivalents	23,212,197	16,633,196
Restricted funds	9,790	12,573
Total cash	23,221,987	16,645,769

Cash and cash equivalents presented in the consolidated statement of cash flows excludes restricted funds, See Note 3(ac).

a)	Cash and clearing and deposits with Central Reserve Bank of Peru -

These accounts mainly include the legal cash requirements that Credicorp and its Subsidiaries must keep to be able to honor their obligations with the public, which are within the limits established by current legislation. The composition of these funds is as follows:

	2017	2016
	S/(000)	S/(000)

Legal cash requirements (i)
Deposits with Central Reserve Bank of Peru	11,768,476	8,625,876
Cash in vaults of Bank	4,425,384	3,158,153
Total legal cash requirements	16,193,860	11,784,029

Additional funds
Overnight deposits (ii)	3,367,769	16,780
Cash in vaults of Bank and others	609,185	903,613
Total additional funds	3,976,954	920,393
Total	20,170,814	12,704,422

(i)	At December 31, 2017 cash and deposits subject to legal cash requirements in local and foreign currency are subject to an implicit rate of 5.00 percent and 32.40 percent, respectively, on the total balance of obligations subject to legal cash requirements, as required by the BCRP (6.50 percent and 25.89 percent, respectively, at December 31, 2016).

In the same way, at December 31, 2017, the increase in the balances of the legal cash requirement originated from the following factors: i) increase in the rates on the legal cash requirement; ii) increase in the volumes of the total of obligations subject to the legal cash requirement (TOSE from the Spanish acronym); and iii) increase in the volumes of cash due to changes in the banknote export policy.

(ii)	At December 31, 2017, the Group maintains three “overnight” deposits with the BCRP, two of which are denominated in U.S Dollars for US$900.0 million (equivalent to S/2,916.9 million) and US$46.6 million (equivalent to S/150.9 million) and one in soles for S/300.0 million. The “overnight” deposits in dollars and soles earn interest at rates of 1.41 percent and 2.0 percent, respectively, and have maturities at 5 days.

b)	Deposits with local and foreign banks -

Deposits with local and foreign banks mainly consist of balances in soles and U.S. dollars; are cash in hand and earn interest at market rates. At December 31, 2017 and 2016 Credicorp and its Subsidiaries do not maintain significant deposits with any bank in particular.

5	CASH COLLATERAL, REVERSE REPURCHASE AGREEMENTS AND SECURITIES BORROWINGS AND PAYABLES FROM REPURCHASE AGREEMENTS AND SECURITY LENDINGS

a)	This balance consists of the following:

	2017	2016
	S/(000)	S/(000)
Cash collateral on repurchase agreements and security lendings (i)	6,962,421	10,621,045
Cash collateral for short sales	17,688	-
Reverse repurchase agreement and security borrowings (ii)	456,145	294,558
Receivables for short sales	44,166	4,021
Total	7,480,420	10,919,624

(i)	At December 31, 2017, the balance mainly comprises cash collateral for approximately US$2,061.5 million (equivalent to S/6,681.2 million) delivered to BCRP to secure a borrowing in soles of approximately S/6,578.8 million obtained from the same entity (US$3,127.1 million, equivalent to S/10,494.7 million, and S/10,008.7 million, respectively at December 31, 2016). Cash collateral bears interest at an average annual effective interest rate according to market rates. The related liability is presented in “Payables from repurchase agreements and security lending” of the consolidated statement of financial position, see paragraph (c) below.

(ii)	Credicorp, mainly through its subsidiaries Credicorp Capital Colombia and Inversiones IMT, provides financing to its customers through reverse repurchase agreements and security borrowings, in which a financial instrument serves as collateral. Details of said transactions are as follows:

		At December 31, 2017						At December 31, 2016
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Instruments issued by the Colombian Government	Colombian pesos	6.79	-	138,552	170,106	308,658	309,574	7.30	5,661	96,924	11,408	113,993	113,993
Instruments issued by the Chilean Government	Chilean pesos	0.35	8,920	256	-	9,176	9,176	0.42	-	1,255	-	1,255	1,259
Other instruments		2.62	23,337	70,809	44,165	138,311	137,815	4.54	-	166,826	12,484	179,310	179,809
			32,257	209,617	214,271	456,145	456,565		5,661	265,005	23,892	294,558	295,061

b)	Credicorp, through its subsidiaries, obtains financing through “Payables from repurchase agreements and security lendings” by selling financial instruments and committing to repurchase them at future dates, including interest at a fixed rate. The details of said transactions are as follows:

		At December 31, 2017						At December 31, 2016
	Currency	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets	Average interest rate	Up to 3 days	From 3 to 30 days	More than 30 days	Carrying amount	Fair value of underlying assets
		%	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)%		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Instruments issued by the Colombian Government	Colombian pesos	6.62	-	1,291,621	-	1,291,621	1,292,272	7.60	63,267	864,071	-	927,338	927,865
Instruments issued by the Chilean Government	Chilean pesos	0.23	249,186	-	236	249,422	249,422	0.34	231,667	-	-	231,667	233,108
Other instruments		-	-	-	-	-	-	5.97	-	133,494	-	133,494	133,421
Debt instruments (c)			8,921	47,946	11,817,933	11,874,800	12,392,983		-	-	13,835,500	13,835,500	14,065,528
			258,107	1,339,567	11,818,169	13,415,843	13,934,677		294,934	997,565	13,835,500	15,127,999	15,359,922

c)	At December 31, 2017, and 2016 the Group has repurchase agreements secured with: (i) cash, See Note 5(a), and (ii) available-for-sale investments and held-to-maturity investments, See Note 6(b). This item consists of the following:

		At December 31, 2017			At December 31, 2016
Counterparties	Currency	Maturity	Carrying amount	Collateral	Maturity	Carrying amount	Collateral
			S/(000)			S/(000)
BCRP, Note 5(a)(i)	Soles	January 2018 / October 2020	6,575,800	Cash with BCRP	January 2017 / October 2020	10,008,700	Cash with BCRP
BCRP	Soles	January 2018 / July 2020	2,710,232	Available-for-sale investments and held-to-maturity investments	January 2017 / June 2017	1,256,706	Available-for-sale investments
Natixis S.A.	Soles	August 2020 / August 2028	570,000	Held-to-maturity investments	August 2017 / August 2020	600,000	Held-to-maturity investments
Nomura International PLC (i)	U.S. dollar	March 2019 / December 2019	486,150	Held-to-maturity investments and cash	March 2019 / December 2019	503,400	Held-to-maturity investments and cash
Barclays PLC	U.S. dollar	January 2018 / Julio 2018	293,944	Available-for-sale investments and held-to-maturity investments	-	-	-
Nomura International PLC (ii)	U.S. dollar	August 2020	259,280	Held-to-maturity investments and cash	August 2020	268,480	Held-to-maturity investments and cash
Nomura International PLC (iii)	U.S. dollar	August 2020	226,870	Held-to-maturity investments and cash	August 2020	234,920	Held-to-maturity investments and cash
Citigroup Global Markets Limited (iv)	U.S. dollar	August 2026	145,845	Available-for-sale investments	August 2026	151,020	Available-for-sale-investments
Citigroup Global Markets Limited	Soles	August 2020	100,000	Held-to-maturity investments	August 2020	100,000	Held-to-maturity investments
Banco Central de Bolivia	Bolivianos	January 2018	90,134	Cash	-	-	-
UBS	U.S. dollar	January 2018 / March 2018	83,921	Held-to-maturity investments	January 2017	68,808	Held-to-maturity-investments
Natixis S.A. (v)	U.S. dollar	August 2026	81,025	Available-for-sale investments	August 2026	83,900	Available-for-sale investments
Credit Suisse Peru	Soles	-	-	-	August 2017	300,000	Held-to-maturity investments and cash
Others below S/20 million	-	January 2018 / December 2032	46,069	Investments	-	-	-
Yields			205,530			259,566
			11,874,800			13,835,500

At December 31, 2017, said operations accrue interest at fixed and variable rates between 1.00 percent and 7.20 percent and between Libor at 3M + 0.35 percent and Libor at 6M + 1.90 percent, respectively, (between 0.95 percent and 7.20 percent and between Libor at 3M + 0.35 percent and Libor at 6M + 1.90 percent, respectively, at December 31, 2016).

Certain repurchase agreements were hedged using interest rate swaps (IRS) and cross-currency swaps (CCS), as detailed below:

(i)	At December 31, 2017, the Group holds IRS which were designated as cash flow hedges of certain repurchase agreements at variable rate for a nominal amount of US$150.0 million, equivalent to S/486.2 million (US$150.0 million, equivalent to S/503.4 million, at December 31, 2016). By using these IRS, those repurchase agreements were economically converted to fixed interest rate, See Note 12(b).

(ii)	At December 31, 2017, the Group maintains an IRS and a CCS, which were together designated as a cash flow hedge of a repurchase agreement in U.S. dollars at variable interest rate for a nominal amount of US$80.0 million, equivalent to S/259.3 million (approximately US$80.0 million, equivalent to S/268.5 million, at December 31, 2016). By means of the IRS and the CCS, said repurchase agreement was economically converted to soles at a fixed interest rate, See Note 12(b).

(iii)	At December 31, 2017, the Group maintains a CCS which was designated as a cash flow hedge for a repurchase agreement in U.S. dollars at variable rate for a nominal amount of US$70 million, equivalent to S/226.9 million (approximately US$70.0 million, equivalent to S/234.9 million, at December 31, 2016). By means of the CCS, this repurchase agreement was economically converted to a fixed interest rate in soles See Note 12(b).

(iv)	December 31, 2017, the Group maintains a CCS which was designated as a cash flow hedge of two repurchase agreements in U.S. dollars at variable rate for a nominal amount of US$45.0 million, equivalent to S/145.8 million (approximately US$45.0 million, equivalent to S/151.0 million, at December 31, 2016). By means of the CCS, said repurchase agreements were economically converted to soles, See Note 12(b).

(v)	At December 31, 2017, the Group maintains a CCS which was designated as a cash flow hedge of a repurchase agreement in U.S. dollars at variable rate for a nominal amount of US$25.0 million, equivalent to S/81.0 million (approximately US$25.0 million, equivalent to S/83.9 million, at December 31, 2016). By means of the CCS, said repurchase agreement was economically converted to soles, See Note 12(b).

6	INVESTMENTS

a)	Investment at fair value through profit or loss and available-for-sale investments consist of the following:

	2017				2016
	Unrealized gross amount				Unrealized gross amount
	Amortized cost	Profits	Losses	Estimated fair value	Amortized cost	Profits	Losses	Estimated fair value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Investments at fair value through profit or loss (trading) (i)	-	-	-	4,020,811	-	-	-	4,012,184
Interest accrued	-	-	-	3,926	-	-	-	2,835
Total	-	-	-	4,024,737				4,015,019

Available-for-sale investments

Corporate, leasing and subordinated bonds (ii)	7,919,202	460,826	(22,838)	8,357,190	7,902,688	268,421	(121,748)	8,049,361
Certificates of deposit BCRP (iii)	7,906,747	16,960	-	7,923,707	4,796,142	6,466	-	4,802,608
Government Treasury Bonds (iv)	4,308,507	336,561	(4,520)	4,640,548	2,071,110	174,567	(40,315)	2,205,362
Participation in RAL Fund (v)	527,405	-	-	527,405	650,803	-	-	650,803
Securitization instruments (vi)	478,921	35,747	(6,565)	508,103	523,135	19,136	(6,785)	535,486
Restricted mutual funds (vii)	186,407	230,289	-	416,696	194,315	174,103	-	368,418
Participation in mutual funds	398,308	11,458	(200)	409,566	286,534	10,060	(4,256)	292,338
Negotiable certificates of deposit	285,493	5,036	(346)	290,183	57,523	2,889	(8)	60,404
Multilateral organization bonds	165,830	13,897	(224)	179,503	194,906	3,847	(2,157)	196,596
Certificates of Central Bank of Bolivia (viii)	94,692	33	-	94,725	14,643	-	-	14,643
Investment funds	34,703	25,013	(95)	59,621	34,294	23,339	-	57,633
Collateralized mortgage obligation (CMO) (ix)	17,116	7,048	(6)	24,158	21,628	7,618	-	29,246
Commercial paper	5,185	-	-	5,185	5,576	6	(30)	5,552
Hedge funds	48	1,014	-	1,062	87	1,008	-	1,095
U.S. Federal agency bonds	799	80	-	879	1,036	131	-	1,167
	22,329,363	1,143,962	(34,794)	23,438,531	16,754,420	691,591	(175,299)	17,270,712
Shares -
Listed (x)	254,931	496,737	(1,937)	749,731	541,969	711,597	(3,101)	1,250,465
Non-listed	14,770	1,093	-	15,863	6,098	637	-	6,735
	269,701	497,830	(1,937)	765,594	548,067	712,234	(3,101)	1,257,200
Balance before accrued interest	22,599,064	1,641,792	(36,731)	24,204,125	17,302,487	1,403,825	(178,400)	18,527,912
Accrued interest				219,766				157,755
Total				24,423,891				18,685,667

The Management of Credicorp has determined that the unrealized losses of available-for-sale investments at December 31, 2017 and 2016 are of a temporary nature, considering factors such as intended strategy in relation to the identified security or portfolio, its underlying collateral and credit rating of the issuers. During 2017, as a result of the impairment assessment of its available-for-sale investments, the Group recorded an impairment loss of S/0.8 million (S/14.5 million and S/43.8 million during 2016 and 2015, respectively), which is shown in “Impairment loss on available-for-sale investments” in the consolidated statement of income. Also, Management has decided and has the ability to hold each investment for a period of time sufficient to allow for an anticipated recovery in fair value, until the earlier of its anticipated recovery or maturity.

The movement of available-for-sale investments reserves, net of deferred income tax and non-controlling interest, is shown in Note 17(c).

During 2017, the Group has not reclassified instruments from the portfolio available-for-sale investments to investments held to maturity (During the years 2016 and 2015, the Group reclassified instruments from the portfolio available-for-sale investments to held-to-maturity investments which, at the time of the transfer maintained an unrealized profit amounting to S/6.0 million and an unrealized loss amounting to S/12.9 million recorded in equity, respectively). During the years 2017 and 2016, S/2.1 million and S/1.6 million, respectively, were amortized from unrealized results which were recorded in equity, and were transferred to the account “Net gain on sale of securities” of the consolidated statement of income. At December 31, 2017, unrealized profit amounting to S/0.02 million is held in equity, corresponding to the investments which were reclassified in category (unrealized gain amounting to S/2.1 million at December 31, 2016).

At December 31, 2017 and 2016, the maturities and annual market rates of available-for-sale investments are as follows:

	Maturities		Annual effective interest rate
	2017	2016	2017						2016
			S/		US$		Other currencies		S/		US$		Other currencies
			Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
			%	%	%	%	%	%	%	%	%	%	%	%

Corporate, leasing and Subordinated bonds	Jan-2018 / Feb-2065	Jan-2017 / Feb-2065	1.37	9.20	0.24	7.55	0.17	7.83	2.88	10.21	0.16	13.46	0.14	9.06
Certificates of deposit BCRP	Jan-2018 / Apr-2019	Jan-2017 / May-2018	3.08	3.17	-	-	-	-	4.27	4.55	-	-	-	-
Government Treasury bonds	Feb-2018 / Feb-2055	Jan-2017 / Feb-2055	1.32	6.25	1.27	6.25	-	-	1.83	7.13	0.33	7.10	-	-
Securitization instruments	Jan-2018 / Sep-2045	Jan-2018 / Sep-2045	4.09	11.75	3.06	6.16	1.68	6.00	4.75	9.30	3.27	9.76	0.50	8.44
Certificates of deposits Central Bank of Bolivia	Jan-2018 / Sep-2018	Mar-2017 / Jun-2017	-	-	-	-	0.50	1.15	-	-	-	-	0.10	0.30
Negotiable certificates of deposits	Jan-2018 / Mar-2033	Jan-2017 / Feb-2026	0.49	4.33	-	-	1.18	4.90	2.10	6.54	0.95	1.98	1.30	6.25
Multilateral organization bonds	Mar-2018 / Feb-2044	Jan-2017 / Feb-2044	2.13	7.04	1.83	2.44	-	-	3.39	7.47	1.67	3.31	-	-
Collateralized mortgage obligations (CMO)	Aug-2020 / Dic-2036	Aug-2020 / Dec-2036	-	-	2.23	9.40	-	-	-	-	2.12	9.79	-	-
U.S. Federal agency bonds	Aug-2035	Aug-2035	-	-	1.66	1.66	-	-	-	-	1.47	1.47	-	-

(i)	At December 31, 2017 the balance includes mainly BCRP certificates of deposit (securities issued at discount through public auctions, negotiated in the Peruvian secondary market and settled in soles) amounting to S/2,102.3 million, government treasury bonds for an amount of S/1,142.0 million, and multilateral organization bonds for S/260.3 million, corporate and leasing bonds for S/238.4 million, listed shares for S/122.4 million and negotiable certificates of deposit for S/60.7 million (S/2,259.9 million, S/526.5 million, S/243.2 million, S/818.8 million, S/114.2 million and S/37.4 million, respectively, at December 31, 2016).

(ii)	At December 31, 2017 the most significant individual unrealized loss amounted to approximately S/2.2 million (S/17.7 million, at December 31, 2016).

(iii)	At December 31, 2017 the Group maintains 79,901 BCRP certificates of deposits (49,504 at December 31, 2016).

(iv)	At December 31, 2017 and 2016, the balance includes the following Government Treasury Bonds:

	2017	2016
	S/(000)	S/(000)
Peruvian sovereign bonds	4,364,172	1,820,240
Bolivian sovereign bonds	106,461	52,462
Colombian sovereign bonds	58,381	212,756
U.S. Federal agency bonds	55,875	90,191
Other	55,659	29,713
Total	4,640,548	2,205,362

Certain treasury bonds were hedged through CCS and IRS, as detailed bellow:

-	At December 31, 2017, the Group maintains CCS, which were designated as cash flow hedges of certain corporate bonds and foreign government bonds for nominal amounts totaling S/228.8 million and S/55.1 million, respectively (S/236.3 million and S/167.8 million, respectively, at December 31, 2016), See Note 12(b); by means of said CCS, the bonds were economically converted to soles at fixed rate.

-	At December 31, 2017, the Group maintains IRS, which have been designated as fair value hedges of certain Peruvian Government, corporate and international financial entity bonds denominated in U.S Dollars at fixed interest rate for a nominal amount of S/659.5 million (S/760.3 million at December 31, 2016), See Note 12(b); through said IRS these bonds were economically converted to variable interest rates.

(v)	At December 31, 2017, these funds total approximately S/146.2 million in bolivianos and S/381.2 million in U.S. dollars (S/168.4 million in bolivianos and S/482.4 million in U.S. dollars respectively at December 31, 2016) and comprise the investments made by the Group in the Central Bank of Bolivia as collateral for deposits received from the public. These funds have restrictions for their use and are required from all banks in Bolivia.

(vi)	At December 31, 2017 and 2016, the balance of securitization instruments includes the following:

	2017	2016
	S/(000)	S/(000)
Inmuebles Panamericana	156,186	94,478
Abengoa Transmisión del Norte	82,492	81,581
Concesionaria La Chira S.A.	30,182	30,661
Hunt Oil Company	23,244	175,282
Others below of S/30 million	215,999	153,484
Total	508,103	535,486

At those dates, the bonds have semiannual payments until the year 2025.

The pool of underlying assets, which is traded in the Peruvian secondary market, is mainly made up of accounts receivable from income, revenues for services and from maintenance and marketing contributions (Inmuebles Panamericana), accounts receivable for electrical transmission services from the Carhuamayo - Cajamarca line (Abengoa Transmisión Norte), accounts receivable for collection via banking channels of the charge for drinking water and sanitation service (Concesionaria La Chira) and accounts receivable for the sale of hydrocarbons in Peru (Hunt Oil Company).

(vii)	The restricted mutual funds comprise the participation quotas in the private pension funds managed by the Group, and are maintained in compliance with the legal regulations in Peru. Their availability is restricted and the yield received is the same as that received by the private pension funds managed.

(viii)	At December 31, 2017 and 2016, certificates of deposit issued by the Central Bank of Bolivia are mainly denominated in Bolivianos.

(ix)	Collateralized mortgage obligations correspond to senior tranches (“Senior Tranches”)

(x)	Between the years 2016 and 2017, the Group sold through Credicorp Capital Corredores de Bolsa, 100.0 percent of the shares that it held of Banco de Crédito e Inversiones de Chile (hereinafter “BCI Chile”) and 100.0 percent of the shares that it held of Enel Distribución Perú S.A.A. (formerly Edelnor S.A.A.) We present below the sales made:

-	On March 7, 2016, Credicorp signed a Memorandum of Understanding (MOU) with BCI Chile, in which, as a minority shareholder with a 4.06 percent participation in BCI Chile, it stated its intention to sell up to 50.0 percent of said shares.

Credicorp undertook not to sell the remaining 50.0 percent of its shares in BCI Chile during the period of 180 calendar days subsequent to the expiry date of the preferred option of BCI Chile which forms part of the applicable regulations in Chile. The preferred subscription period began on March 21, 2016.

Accordingly, on April 22, 2016, Credicorp sold 50.0 percent of the shares which it held in BCI Chile (2,248,593 shares), at a price of CLP 27,500 (US$41.6) per share, generating cash for approximately US$94.0 million, equivalent to S/302 million. Said sale generated a profit net of commissions of approximately S/124.7 million.

-	On September 15, 2017, Credicorp sold the remaining 50.0 percent of shares which it held in BCI Chile (2,286,328 shares), at a price of CLP 39,000 (US$62.3) per share, generating cash for approximately US$142.4 million, equivalent to S/462.8 million. Said sale generated a profit, net of commissions, of approximately S/281.1 million.

-	On October 4, 2017, Credicorp sold in the Lima Stock Exchange all of its position in the shares of Enel Distribución Perú S.A.A. (43,554,445 shares), at a price of S/5.5 per share, generating cash for approximately S/239.5 million. The operation generated a profit, net of commissions, of approximately S/163.7 million.

At December 31, 2017 the unrealized gain on listed shares arises mainly from investment in Alicorp S.A.A. and Inversiones Centenario S.A.A. and totaled S/234.1 million, and S/226.5 million, respectively (S/109.4 million in Alicorp S.A.A., S/166.5 million in Inversiones Centenario S.A.A., S/141.6 million in Enel Distribución Perú S.A.A., and S/81.2 million in BCI Chile, at December 31, 2016).

b)	Held-to-maturity investments consist of the following:

	2017
	Carrying amount	Fair value
	S/(000)	S/(000)

Peruvian sovereign bonds	3,378,046	3,700,535
Bonds of foreign governments	352,205	355,438
Peruvian treasury bonds	217,187	221,799
Corporate bonds	246,284	254,131

Certificates of payment on work progress (CRPAO for its Spanish acronym) (*)	129,443	134,238
	4,323,165	4,666,141
Accrued interest	90,208	90,208
Total	4,413,373	4,756,349

	2016
	Carrying amount	Fair value
	S/(000)	S/(000)

Peruvian sovereign bonds	4,016,340	4,099,001
Bonds of foreign governments	333,133	336,397
Peruvian treasury bonds	234,884	240,166
Corporate bonds	277,998	284,028
Certificates of payment on work progress (CRPAO for its Spanish acronym) (*)	154,449	154,496
	5,016,804	5,114,088
Accrued interest	101,616	101,616
Total	5,118,420	5,215,704

At December 31, 2017, said bonds have maturities between January 2018 and February 2042, accruing interest at an annual effective interest rate between 3.19 percent and 6.09 percent on bonds denominated in soles and between 1.39 percent and 4.55 percent on bonds in U.S. dollar (at December 31, 2016 they show maturities between February 2017 and February 2042, bearing interest at an effective annual interest rate of 1.87 percent and 7.12 percent on bonds denominated in soles and between 0.47 percent and 6.03 percent per year on bonds in U.S. dollars).

At December 31, 2017 and 2016, Credicorp Management has determined that the difference between amortized cost and fair value of held-to-maturity investment is temporary in nature and Credicorp has the intention and ability to hold each of these investments until its maturity.

At December 31, 2017 the Group has entered into repurchase agreements transactions over corporate bonds, multilateral organization bonds and foreign government bonds accounted for as available-for-sale investments for an estimated fair value of S/2,691.8 million (S/1,598.9 million at December 31, 2016), of which the related liability is presented in “Payables from repurchase agreements and security lending” of the consolidated statement of financial position, See Note 5(c).

Also, at December 31, 2017, the Group maintains repurchase agreements transactions over held-to-maturity investments for an estimated fair value of S/2,725.8 million (S/2,061.6 million at December 31, 2016), the related liability of which is presented in “Payables from repurchase agreements and security lendings” of the consolidated statement of financial position, See Note 5(c).

(*)	At December 31, 2017 and 2016 there are, 217 and 249 certificates of Annual Recognition of Payment for Work Progress (CRPAO from Spanish acronym), respectively, issued by the Peruvian Government to finance projects and concessions are held, said issuance is a mechanism established in the concession agreement signed between the State and the concessionaire, which allows the latter to obtain financing to continue with the works undertaken. Said investment has maturities between January 2018 and April 2026, accruing interest at an annual effective rate between 3.90 percent and 5.38 percent.

c)	The table below shows the balance of investments, by maturity groupings, before accrued interest:

	2017
	Trading	Available for sale	Held to maturity
	S/(000)	S/(000)	S/(000)

Until 3 months	1,476,174	4,987,080	334,791
From 3 months to 1 year	1,096,855	3,785,935	68,690
From 1 to 3 years	516,919	2,407,141	1,625,856
From 3 to 5 years	180,739	1,516,653	110,746
Over 5 years	574,293	9,327,327	2,183,082
Without maturity	175,831	2,179,989	-
Total	4,020,811	24,204,125	4,323,165

	2016
	Trading	Available for sale	Held to maturity
	S/(000)	S/(000)	S/(000)

Up to 3 months	341,995	1,260,163	17,655
From 3 months to 1 year	1,723,578	2,835,467	807,319
From 1 to 3 years	1,166,274	2,930,790	956,812
From 3 to 5 years	329,590	1,361,623	1,082,244
Over 5 years	324,417	7,519,715	2,152,774
Without maturity	126,330	2,620,154	-
Total	4,012,184	18,527,912	5,016,804

7	LOANS, NET

a)	This item consists of the following:

	2017	2016
	S/(000)	S/(000)

Direct loans
Loans	77,712,186	71,792,562
Leasing receivables	7,401,018	8,302,898
Credit cards	6,880,017	7,036,975
Discounted Notes	1,999,099	1,921,403
Factoring receivables	1,722,436	1,428,571
Advances and overdrafts in current account	113,630	151,613
Refinanced loans	915,493	844,830
Restructured loans	121	126
Total direct loans	96,744,000	91,478,978

Internal overdue loans and under legal collection loans	3,020,914	2,620,411
	99,764,914	94,099,389
Add (less) -
Accrued interest	779,684	784,391
Unearned interest	(66,823)	(114,879)
Total direct loans	100,477,775	94,768,901
Allowance for loan losses (d)	(4,500,498)	(4,207,133)
Total direct loans, net	95,977,277	90,561,768

Indirect loans, Note 20(a)	19,369,559	19,831,985

b)	Direct loans by class are as follows:

	2017	2016
	S/(000)	S/(000)

Commercial loans	58,455,548	54,133,871
Residential mortgage loans	15,452,087	14,495,454
Micro-business loans	13,927,557	12,951,628
Consumer loans	11,929,722	12,518,436
Total	99,764,914	94,099,389

c)	Interest rates on loans are set considering the rates prevailing in the markets where the Group’s subsidiaries operate.

d)	The movement in the allowance for loan losses (direct and indirect loans) is shown below:

	2017
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	1,235,970	193,385	1,353,168	1,634,169	4,416,692
Provision, net of recoveries	715,072	49,505	522,885	501,703	1,789,165
Recovery of written-off loans	22,857	1,158	54,046	190,252	268,313
Loan portfolio written-off	(217,160)	(10,662)	(437,594)	(760,785)	(1,426,201)
Exchange difference and others	(76,613)	(5,099)	(15,927)	(7,322)	(104,961)
Balances at the end of the period (*)	1,680,126	228,287	1,476,578	1,558,017	4,943,008

	2016
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	1,197,713	173,879	1,372,099	1,288,528	4,032,219
Provision, net of recoveries	25,567	26,845	538,233	1,194,850	1,785,495
Recovery of written-off loans	219,986	814	50,588	6,326	277,714
Loan portfolio written-off	(143,871)	(7,877)	(606,546)	(853,844)	(1,612,138)
Exchange difference and others	(63,425)	(276)	(1,206)	(1,691)	(66,598)
Balances at the end of the period (*)	1,235,970	193,385	1,353,168	1,634,169	4,416,692

	2015
	Commercial loans	Residential mortgage loans	Micro-business loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	556,270	165,138	1,124,072	1,256,616	3,102,096
Provision, net of recoveries	732,834	(321)	512,052	636,333	1,880,898
Recovery of written-off loans	157,790	362	7,333	5,794	171,279
Loan portfolio written-off	(341,067)	(4,936)	(403,993)	(721,326)	(1,471,322)
Exchange difference and others	91,886	13,636	132,635	111,111	349,268
Balances at the end of the period (*)	1,197,713	173,879	1,372,099	1,288,528	4,032,219

(*)	The movement in the allowance for loan losses includes the allowance for direct and indirect loans for approximately S/4,500.5 million and S/442.5 million, respectively, at December 31, 2017 (approximately S/4,207.1 million and S/209.6 million, respectively, at December 31, 2016 and approximately S/3,840.3 million and S/191.9 million, respectively, at December 31, 2015). The allowance for indirect loan losses is included in “Other liabilities” of the consolidated statement of financial position, Note 12(a). In Management’s opinion, the allowance for loan losses recorded as of December 31, 2017, 2016 and 2015 has been established in accordance with IAS 39 and is sufficient to cover incurred losses on the loan portfolio.

e)	Part of the loan portfolio is collateralized with guarantees received from clients, which mainly consist of mortgages, trust assignments, financial instruments and industrial and mercantile pledges.

f)	The table below shows the gross direct loan portfolio at December 31, 2017 and 2016 by maturity based on the remaining period to repayment due date:

	2017	2016
	S/(000)	S/(000)
Outstanding loans -
Up to 1 year	38,052,430	35,455,309
From 1 to 3 years	20,167,475	19,214,591
From 3 to 5 years	12,082,996	11,907,513
Over 5 years	26,441,099	24,901,565
	96,744,000	91,478,978
Internal overdue loans -
Overdue 90 days	639,329	539,947
Over 90 days	2,381,585	2,080,464
	3,020,914	2,620,411

	99,764,914	94,099,389

See credit risk analysis in Note 32.1.

8	FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group issues Investment Link life insurance contracts whereby the policyholder takes the investment risk on the assets held in the Investment Link funds as the policy benefits are directly linked to the value of the assets in the fund. The Group’s exposure to market risk is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.

For the years 2017 and 2016, the profit resulting from the difference between cost and estimated fair value for these financial assets amounted to approximately S/67.6 million and S/51.7 million, respectively (loss of S/33.5 million for the year 2015) and is shown in “Net income on financial assets designated at fair value through profit or loss” of the consolidated statement of income (“net loss on financial assets designated at fair value through profit or loss” for the year 2015). The offsetting of this effect is included in gross premiums which are part of “Net premiums earned” of the consolidated statement of income, See Note 23.

9	ACCOUNTS RECEIVABLE AND PAYABLE FROM INSURANCE CONTRACTS

a)	As of December 31, 2017 and 2016, “Premiums and other policies receivable” in the consolidated statement of financial position includes balances for approximately S/656.8 million and S/643.2 million, respectively, which are primarily of current maturity, have no specific collateral and present no material past due balances.

b)	The movements of the captions “Accounts receivable and payable to reinsurers and coinsurers” are as follows:

Accounts receivable:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	454,187	457,189	468,137
Reported claims of premiums ceded, Note 24	483,387	145,498	119,894
Premiums ceded unearned during the year, Note 23(a)(**)	21,192	(9,139)	6,835
Premiums assumed	246,205	72,448	180,321
Settled claims of premiums ceded by facultative contracts	(231,298)	(90,550)	(125,156)
Collections and others, net	(257,978)	(121,259)	(192,842)
Balances at the end of the period	715,695	454,187	457,189

Accounts receivable as of December 31, 2017 and 2016, include S/151.6 million and S/139.4 million, respectively, which correspond to the unearned portion of the premiums ceded to the reinsurers.

Accounts Payable:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Balances at the beginning of the period	233,892	241,847	220,910
Premiums ceded for automatic contracts (mainly excess of loss), Note 23(a)(**)	257,617	201,892	145,618
Premiums ceded to reinsurers in facultative contracts, Note 23(a)(**)	263,378	292,555	331,329
Coinsurance granted	5,925	5,965	5,999
Payments and other, net	(525,627)	(508,367)	(462,009)
Balances at the end of the period	235,185	233,892	241,847

Accounts payable to reinsurers are primarily related to proportional facultative contracts (on an individual basis) for ceded premiums, automatic non-proportional contracts (excess loss) and reinstallation premiums. For facultative contracts the Group transfers to the reinsurers a percentage or an amount of an insurance contract or individual risk, based on the premium and the period of coverage.

10	PROPERTY, FURNITURE AND EQUIPMENT, NET

a)	The movement of property, furniture and equipment and accumulated depreciation, for the years ended December 31, 2017, 2016, and 2015 was as follows:

	Land	Buildings and other constructions	Installations	Furniture and fixtures	Computer hardware	Vehicles and equipment	Work in progress	2017	2016	2015
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost -
Balance as of January 1	402,064	1,115,536	580,847	496,357	558,902	167,031	88,632	3,409,369	3,455,442	3,447,017
Additions	7,374	6,952	9,391	19,748	50,457	8,253	41,676	143,851	110,151	148,426
Transfers	56	4,685	37,758	3,368	13,839	(9,379)	(50,327)	-	-	-
Disposals and others	12,145	12,743	(36,547)	(5,937)	(8,139)	(7,297)	(15,962)	(48,994)	(156,224)	(140,001)
Balance as of December 31	421,639	1,139,916	591,449	513,536	615,059	158,608	64,019	3,504,226	3,409,369	3,455,442

Accumulated depreciation -
Balance as of January 1	-	577,458	397,485	311,356	465,600	105,767	-	1,857,666	1,784,001	1,671,575
Depreciation for the year	-	31,123	45,624	33,443	53,993	14,712	-	178,895	182,845	177,623
Disposals and others	-	7,144	(18,110)	(8,704)	(9,886)	(12,271)	-	(41,827)	(109,180)	(65,197)
Balance as of December 31	-	615,725	424,999	336,095	509,707	108,208	-	1,994,734	1,857,666	1,784,001

Net carrying amount	421,639	524,191	166,450	177,441	105,352	50,400	64,019	1,509,492	1,551,703	1,671,441

Banks, financial institutions and insurance entities operating in Peru are not allowed to pledge their fixed assets.

During 2017 and 2016 Credicorp and its Subsidiaries, as part of its annual infrastructure investing, has made cash disbursements related mainly to the acquisition, construction and implementation of new agencies for its banking segment, and the refurbishment and conditioning of several agencies and administrative offices. Credicorp’s subsidiaries hold insurance contracts over its main assets in accordance with the policies established by Management.

Management periodically reviews the residual value, useful life and method of depreciation of the Group’s property, furniture and equipment to ensure that they are consistent with their actual economic benefits and life expectations. In Management’s opinion, as of December 31, 2017 and 2016 there is no evidence of impairment of the Group’s property, furniture and equipment.

11	INTANGIBLE ASSETS AND GOODWILL, NET

a)	Intangible assets -

The movement of intangible assets with limited useful life for the years ended December 31, 2017, 2016 and 2015 is as follows:

Description	Client relationships (i)	Rights of use	Brand name (ii)	Fund manager contract (iii)	Core deposits intangible	Software and developments	Intangible in progress	Other	2017	2016	2015
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost -
Balances at January 1	406,186	55,900	261,715	100,608	21,100	1,614,338	302,747	26,841	2,789,435	2,512,114	2,329,549
Additions	-	-	-	-	-	88,466	182,984	272	271,722	277,346	276,564
Transfers	-	-	-	-	-	180,129	(180,129)	-	-	-	(3,299)
Disposals and others	1,019	-	384	877	-	26,319	609	-	29,208	(25)	(90,700)
Balances at December 31	407,205	55,900	262,099	101,485	21,100	1,909,252	306,211	27,113	3,090,365	2,789,435	2,512,114

Accumulated depreciation -
Balance at January 1	190,354	55,900	86,391	5,843	9,681	1,089,884	-	26,841	1,464,894	1,242,843	1,043,886
Depreciation of the year	30,310	-	14,792	2,049	3,516	190,413	-	-	241,080	224,216	218,874
Disposals and others	10,888	-	10,470	(5,153)	(10)	25,306	-	-	41,501	(2,165)	(19,917)
Balance at December 31	231,552	55,900	111,653	2,739	13,187	1,305,603	-	26,841	1,747,475	1,464,894	1,242,843

Net carrying amount	175,653	-	150,446	98,746	7,913	603,649	306,211	272	1,342,890	1,324,541	1,269,271

During the year 2017 additions are mainly related to the implementation and development of various IT projects such as Nuevo HomeBanking Alta, opening of savings accounts in Kiosco, Yape, User IT, Retail Credits, Effectiveness in approval and Portal Via BCP (implementation of a technological platform, which is used for the administration of the insurance segment of the group, and to develop applications related to customer service channels, and implementation of treasury solutions during the year 2016).

(i)	Client relationships -

This item consists of the following:

	2017	2016
	S/(000)	S/(000)

Prima AFP - AFP Unión Vida	107,018	119,367
Mibanco	39,093	51,121
Inversiones IMT	26,206	26,438
Mibanco - Edyficar Perú	3,336	5,155
Credicorp Capital Colombia - Correval	-	13,751
Net carrying amount	175,653	215,832

(ii)	Brand name -

This item consists of the following:

	2017	2016
	S/(000)	S/(000)

Mibanco	145,095	151,923
Inversiones IMT	5,351	9,941
Credicorp Capital Colombia - Correval	-	13,460
Net carrying amount	150,446	175,324

(iii)	Fund manager contract -

This item consists of the following:

	2017	2016
	S/(000)	S/(000)

Credicorp Capital Colombia - Correval	52,635	49,287
Inversiones IMT	46,111	45,478
Net carrying amount	98,746	94,765

Management has assessed at each reporting date that there was no indication that client relationships, rights of use, brand name, fund management contract and software and developments may be impaired.

b)	Goodwill -

Goodwill acquired through business combinations has been allocated to each subsidiary or groups of them, which are also identified as a CGU for the purposes of impairment testing, as follows:

	2017	2016
	S/(000)	S/(000)

Mibanco - Edyficar Perú	273,694	273,694
Prima AFP – AFP Unión Vida	124,641	124,641
Credicorp Capital Colombia	77,746	80,022
Banco de Crédito del Perú	52,359	52,359
Inversiones IMT	41,290	39,284
Pacífico Seguros	36,354	36,354
Atlantic Security Holding Corporation	29,795	29,795
Crediseguro Seguros Personales	96	-
Net carrying amount	635,975	636,149

The recoverable amount of all of the CGUs has been determined based on the calculations of the fair value less selling costs, which is the present value of the discounted cash flows determined principally with assumptions of projection of revenue and expenses (based on efficiency ratios).

Balances of goodwill from Inversiones IMT and Credicorp Capital Colombia are impacted by the volatility of the exchange rate of the local currency of the countries in which they operate against the exchange rate of Grupo Credicorp’s functional currency.

The following table summarizes the key assumptions used for the calculation of fair value less selling costs in 2017 and 2016:

	At December 31, 2017
Description	Terminal value growth rate	Discount rate
	%	%

Mibanco - Edyficar Perú	3.00	12.43
Prima AFP – AFP Unión Vida	1.00	9.41
Credicorp Capital Colombia	3.80	12.63
Banco de Crédito del Perú	5.00	11.46
Inversiones IMT	5.25	11.72
Pacífico Seguros (*)	5.00	11.24 and 12.38
Atlantic Security Holding Corporation	2.00	10.31

(*)	As of December 31, 2017, corresponds to the discount rates used by the Group to determine the recoverable value for the non-life and life insurance business lines cash flows that comprised this CGU as a result of the merger, See Note 2(a).

	At December 31, 2016
Description	Terminal value growth rate	Discount rate
	%	%

Mibanco - Edyficar Perú	3.00	12.48
Prima AFP - AFP Unión Vida	1.20	8.73
Credicorp Capital Colombia	3.80	13.44
Banco de Crédito del Perú	5.00	12.48
Inversiones IMT	5.25	12.41
Pacífico Seguros	5.00	11.66
Atlantic Security Holding Corporation	2.00	11.17

Five or ten years of cash flows, depending on the business maturity, were included in the discounted cash flow model. The growth rate estimates are based on past performance and management’s expectations of market development. A long-term growth rate to perpetuity has been determined taking into account forecasts included in industry reports.

Discount rates represent the current market assessment of the risks specific to each CGU. The discount rate is derived from the capital asset pricing model (CAPM). The cost of equity is derived from the expected return on investment by the Group’s investors, specific risk incorporated by applying individual comparable beta factors adjusted by the debt structure of each CGU and country and market risk specific premiums to each CGU. The beta factors are evaluated annually based on publicly available market data.

During the year 2015, the Group recorded a gross impairment loss amounting to S/82.4 million (S/0.1 million during the year 2016), as a result of the assessment of the recoverable amount of the CGU “Inversiones IMT”, amounting to S/234.3 million, decreasing in relation to prior years due to the lower revenues generated compared to those originally budgeted by Management and for the changes expected in the payment of taxes attributable to the parent company resulting from the tax law reform presented in Chile.

The key assumptions described above may change if the conditions of the economy and market change. At December 31, 2017, the Group estimates that reasonably possible changes in these assumptions would not cause the recoverable amount of all CGUs to decline below their carrying amount.

12	OTHER ASSETS AND OTHER LIABILITIES

a)	This item consists of the following:

	2017	2016
	S/(000)	S/(000)
Other assets -
Financial instruments:
Receivables	1,676,583	1,240,632
Derivatives receivable (b)	701,826	942,602
Operations in process (c)	82,542	45,450
	2,460,951	2,228,684

Non-financial instruments:
Deferred income tax asset, Note 18(c)	480,057	506,044
Investment in associates (e)	708,873	699,724
Investment properties, net (f)	458,855	504,927
Deferred fees	431,598	504,445
Income tax prepayments, net	301,863	357,149
Seized assets, net	95,012	73,466
VAT (IGV) tax credit	50,138	41,140
Others	12,651	13,334
	2,539,047	2,700,229
Total	4,999,998	4,928,913

Other liabilities -
Financial instruments:
Accounts payable	1,875,153	1,512,804
Derivatives payable (b)	636,762	673,015
Salaries and other personnel expenses	644,234	681,853
Allowance for indirect loan losses, Note 7(d)	442,510	209,559
Operations in process (c)	274,354	136,764
	3,873,013	3,213,995
Non-financial instruments:
Taxes	480,781	286,504
Deferred income tax, Note 18(c)	150,280	172,641
Provision for sundry risks (d)	275,841	296,339
Others	234,197	150,587
	1,141,099	906,071
Total	5,014,112	4,120,066

b)	The risk in derivative contracts arises from the possibility of the counterparty failing to comply with the terms and conditions agreed and that the reference rates at which the transactions took place change.

The table below shows at December 31, 2017 and 2016 the fair value of derivative financial instruments, recorded as an asset or a liability, together with their nominal amounts and maturities. The nominal amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which changes in the value of derivatives are measured.

		2017				2016				2017 y 2016
	Note	Assets	Liabilities	Notional amount	Maturity	Assets	Liabilities	Notional amount	Maturity	Related instruments
		S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)

Derivatives held for trading(i) -
Forward foreign exchange contracts		62,353	56,869	10,846,203	Between January 2018 and June 2020	73,722	55,437	9,313,965	Between January 2017 and June 2020	-
Interest rate swaps		101,765	94,238	33,057,283	Between January 2018 and December 2031	87,872	55,927	25,900,896	Between January 2017 and December 2031	-
Currency swaps		332,376	349,779	8,528,764	Between January 2018 and December 2027	428,928	490,475	7,518,170	Between January 2017 and December 2026	-
Foreign exchange options		2,692	980	410,982	Between January 2018 and November 2018	21,490	17,202	2,747,601	Between January 2017 and December 2017	-
		499,186	501,866	52,843,232		612,012	619,041	45,480,632
Derivatives held as hedges
Cash flow hedges (ii) -
Interest rate swaps (IRS)	14(b)(i)	2,491	-	486,150	August 2019	-	-	-	-	Debt to banks
Interest rate swaps (IRS)	14(b)(ii)	1,864	-	486,150	Between September 2018 and November 2019	1,384	-	318,820	Between April 2017 and September 2018	Debt to banks
Interest rate swaps (IRS)	14(b)(iv)	112	-	324,100	January 2018	-	218	335,600	January 2018	Debt to banks
Interest rate swaps (IRS)	14(b)(v)	658	-	324,100	March 2018	1,614	-	335,600	March 2018	Debt to banks
Interest rate swaps (IRS)	16(a)(iii)	-	-	-	-	-	2,736	179,231	October 2017	Notes issued
Interest rate swaps (IRS)	5(c)(i)	4,626	-	486,150	Between March 2019 and December 2019	3,140	294	503,400	Between March 2019 and December 2019	Repurchase agreements
Cross currency swaps (CCS)	16(a)(xi)	-	97,440	972,300	October 2019	-	25,387	1,006,800	October 2019	Bonds issued
Cross currency swaps (CCS)	5(c)(iii)	18,889	-	226,870	August 2020	35,158	-	234,920	August 2020	Repurchase agreements
Cross currency swaps (CCS)	5(c)(iv)	-	26,240	145,845	August 2026	-	6,871	151,020	August 2026	Repurchase agreements
Cross currency swaps (CCS)	5(c)(v)	-	9,053	81,025	August 2026	1,154	-	83,900	August 2026	Repurchase agreements
Cross currency swaps (CCS)	6(a)(iv)	24,263	1,386	228,756	Between January 2018 and September 2024	16,537	9,483	236,335	Between January 2017 and September 2024	Available-for-sale investments
Cross currency swaps (CCS)	6(a)(iv)	-	151	55,097	March 2019	1,289	7,588	167,800	Between January 2017 and March 2019	Available-for-sale investments
Cross currency swaps (CCS)	14(b)(iii)	73	79	324,100	January 2020	-	-	-	-	Debt to banks
Cross currency swaps and interest rate swaps (CCS and IRS)	5(c)(ii)	32,719	-	259,280	August 2020	54,103	-	268,480	August 2020	Repurchase agreements

Fair value hedges -
Interest rate swaps (IRS)	16(a)	110,808	-	7,915,886	Between September 2020 and April 2023	212,162	-	8,196,765	Between September 2020 and April 2023	Bonds issued
Interest rate swaps (IRS)	6(a)(iv)	6,137	547	659,524	Between April 2018 and October 2023	4,049	1,397	760,315	Between January 2017 and October 2023	Available-for-sale investments
		202,640	134,896	12,975,333		330,590	53,974	12,778,986
		701,826	636,762	65,818,565		942,602	673,015	58,259,618

(i)	Held-for-trading derivatives are principally negotiated to satisfy clients’ needs. On the other hand, the Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IAS 39 hedging accounting requirements. Fair value of derivatives held for trading classified by contractual maturity is as follows:

	At December 31, 2017						At December 31, 2016
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Forward foreign exchange contracts	41,995	19,238	1,120	-	-	62,353	58,168	12,737	2,040	777	-	73,722
Interest rate swaps	5,487	16,971	22,705	18,464	38,138	101,765	6,763	9,480	18,550	9,591	43,488	87,872
Currency swaps	12,190	7,803	142,370	58,391	111,622	332,376	751	20,029	87,300	212,990	107,858	428,928
Foreign exchange options	2,468	224	-	-	-	2,692	9,827	11,663	-	-	-	21,490
Total assets	62,140	44,236	166,195	76,855	149,760	499,186	75,509	53,909	107,890	223,358	151,346	612,012

	At December 31, 2017						At December 31, 2016
	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total	Up to 3 months	From 3 months to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total

Forward foreign exchange contracts	39,888	16,603	378	-	-	56,869	46,721	8,661	43	12	-	55,437
Interest rate swaps	6,841	14,196	24,537	17,018	31,646	94,238	4,226	8,236	17,749	4,300	21,416	55,927
Currency swaps	22,457	27,855	171,412	17,056	110,999	349,779	64,023	37,626	133,530	178,979	76,317	490,475
Foreign exchange options	547	433	-	-	-	980	4,564	12,638	-	-	-	17,202
Total liabilities	69,733	59,087	196,327	34,074	142,645	501,866	119,534	67,161	151,322	183,291	97,733	619,041

(ii)	The Group is exposed to variability in future cash flows on assets and liabilities in foreign currency and/or which bear interest at variable rates. The Group uses derivative financial instruments as cash flow hedges to cover these risks.

A schedule indicating the periods when the current cash flow hedges are expected to occur and affect the consolidated statement of income, net of deferred income tax is presented below:

	At December 31, 2017
	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cash inflows (assets)	962,966	3,432,756	100,247	283,896	4,779,865
Cash outflows (liabilities)	(1,016,748)	(3,434,333)	(110,355)	(265,716)	(4,827,152)
Consolidated statement of income	(1,043)	(26,534)	1,749	(7,348)	(33,176)

	At December 31, 2016
	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cash inflows (assets)	524,775	2,549,873	836,116	294,889	4,205,653
Cash outflows (liabilities)	(578,526)	(2,575,723)	(732,108)	(255,205)	(4,141,562)
Consolidated statement of income	(1,437)	4,863	6,704	1,383	11,513

At December 31, 2017, the accumulated balance of the net unrealized loss from the cash flow hedges is included as other comprehensive income in “Cash flow hedge reserves” and results from the current hedges, which have an unrealized profit for approximately S/33.2 million, and from the revoked hedges, which have an unrealized profit for approximately S/7.4 million (unrealized profit for approximately S/11.5 million and S/13.1 million from current and revoked hedges, respectively at December 31, 2016), which is being recognized in the consolidated statement of income over the remaining term of the underlying financial instrument. Also, the transfer of the unrealized loss on cash flow hedges to the consolidated statement of income is shown in Note 17(c).

c)	Operations in process include deposits received, loans disbursed, loans collected, funds transferred and other similar types of transactions, which are made in the final days of the month and not reclassified to their final accounts in the consolidated statement of financial position until the first days of the following month. These transactions do not affect the Group’s consolidated net income.

d)	The movement of the provision for sundry risks for the years ended December 31, 2017, 2016 and 2015 was as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Balance at the beginning of the year	296,339	196,261	158,013
Provision, Note 27	29,023	28,093	38,248
Increase (decrease), net	(49,521)	71,985	-
Balances	275,841	296,339	196,261

Due to the nature of its business, the Group has some pending legal claims for which it records a provision when, in the opinion of Management and its in-house legal advisors, they will result in an additional liability and such amount can be reliably estimated. Regarding legal claims against the Group which have not been provided for, in the opinion of Management and its in-house legal advisors, they will not have a material effect on the Group’s consolidated financial statements.

e)	Credicorp’s principal associates are Pacífico EPS and Carlyle Peru, the balances of which amount to S/510.9 million and S/144.1 million, at December 31, 2017, respectively (S/490.1 million and S/145.8 million at December 31, 2016, respectively).

f)	Investment properties -

The movement of cost and accumulated depreciation of investment properties is as follows:

	2017			2016
	Own assets
	Land	Building	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Cost
Balance at January 1	289,432	261,174	550,606	462,440
Additions (i)	4,637	4,580	9,217	88,186
Transfers (ii)	-	66,856	66,856	-
Sales (iii)	(47,987)	(41,910)	(89,897)	-
Disposals and others	(27,419)	(10,738)	(38,157)	(20)
Balance at December 31	218,663	279,962	498,625	550,606

Accumulated depreciation
Balance at January 1	-	45,679	45,679	41,307
Depreciation for the year	-	6,440	6,440	4,369
Sales (iii)	-	(6,277)	(6,277)	-
Disposals and others	-	(6,072)	(6,072)	3
Balance at December 31	-	39,770	39,770	45,679
Net carrying amount	218,663	240,192	458,855	504,927

Land and buildings are mainly used for rental of offices, which are free of all encumbrances.

(i)	During the period 2016, subsidiary Pacífico Seguros carried out constructions and acquired a plot of land located at Nicolas Dueñas Avenue 475, Cercado de Lima for an amount of approximately S/21.9 million and another located in Ex-Fundo Marquez, in the vicinity of KM 14.6 of Coronel Nestor Gambeta Avenue, Callao for an amount of approximately S/60.9 million.

(ii)	In order to consolidate the real estate projects, mainly of offices, during the year 2017, Pacífico Seguros liquidated the trust of the “Panorama” building located at Av. Juan de Arona N° 830 for a total amount of S/66.9 million.

(iii)	The balance of sales for the year 2017 mainly comprises the transfer by Pacífico Seguros of the building located at Av. Guardia Civil 337 – Urb. Corpac, San Borja, which was sold for S/95.7 million. The total net cost of the building amounting to S/68.5 million comprises S/34.5 million in land and S/34.0 million in building (cost of S/38.5 million and depreciation of S/4.5 million).

The Group’s Management has determined that the recoverable value of it investment properties is greater than their net carrying amount.

13	DEPOSITS AND OBLIGATIONS

a)	This item consists of the following:

	2017	2016
	S/(000)	S/(000)

Current accounts	29,770,276	28,506,270
Time deposits (c)	30,184,314	22,531,305
Saving accounts	28,633,099	26,684,134
Severance indemnity deposits	7,170,934	7,117,685
Negotiable bank certificates	959,051	743,726
Total	96,717,674	85,583,120
Interest payable	452,737	333,267
Total	97,170,411	85,916,387

The Group has established a policy to remunerate demand deposits and savings accounts according to an interest rate scale, based on the average balance maintained in those accounts; on the other hand, according to its policy, balances that are lower than a specified amount for each type of account do not bear interest. Also, time deposits earn interest at market rates.

Interest rates are determined by the Group considering the interest rates prevailing in the market in which each of the Group’s subsidiaries operates.

b)	The amounts of non-interest-bearing and interest-bearing deposits and obligations are presented below:

	2017	2016
	S/(000)	S/(000)

Non-interest-bearing -
In Peru	26,786,474	24,718,582
In other countries	2,596,435	3,366,109
	29,382,909	28,084,691

Interest-bearing -
In Peru	60,372,602	52,472,191
In other countries	6,962,163	5,026,238
	67,334,765	57,498,429

Total	96,717,674	85,583,120

c)	The balance of time deposits classified by maturity is as follows:

	2017	2016
	S/(000)	S/(000)

Up to 3 months	15,152,619	11,017,649
From 3 months to 1 year	8,735,918	6,614,180
From 1 to 3 years	3,478,314	2,770,452
From 3 to 5 years	702,962	777,729
Over 5 years	2,114,501	1,351,295
Total	30,184,314	22,531,305

As of December 31, 2017 and 2016, Management considers the Group’s deposits and obligations are diversified with no significant concentrations.

At December 31, 2017 and 2016, of the total balance of deposits and obligations in Peru, approximately S/30,064.8 million and S/28,239.3 million are secured by the Peruvian “Fondo de Seguro de Depósitos” (Deposit Insurance Fund). At said dates, maximum coverage recognized by “Fondo de Seguro de Depósitos” totaled S/97,529 and S/97,644, respectively.

14	DUE TO BANKS AND CORRESPONDENTS

a)	This item consists of the following:

	2017	2016
	S/(000)	S/(000)

International funds and others (b)	5,264,545	5,253,826
Promotional credit lines (c)	2,029,989	1,793,205
Inter-bank funds	659,737	408,153
	7,954,271	7,455,184
Interest payable	42,618	38,732
Total	7,996,889	7,493,916

b)	This item consists of the following:

	2017	2016
	S/(000)	S/(000)

Citibank N.A. (i)	1,166,760	385,940
Wells Fargo Bank (ii)	810,250	788,660
Corporación Financiera de Desarrollo (COFIDE)	600,871	456,246
Comunidad Andina de Fomento – (CAF) (iii)	324,100	247,013
Bank of America (iv)	324,088	335,426
JP Morgan Chase Bank, National Association (v)	324,030	335,204
Toronto Dominion Bank	259,280	-
Standard Chartered Bank	194,460	-
International Finance Corporation (IFC)	190,337	214,600
Banco del Estado de Chile	162,195	-
Bank of Montreal	162,050	805,440
Banco de la Nación	125,000	-
Scotiabank Perú S.A.A	100,000	80,722
Banco Consorcio	94,157	103,969
Deutsche Bank	581	83,900
HSBC Bank PLC	-	295,328
Bank of New York Mellon	-	335,600
Canadian Imperial Bank of Commerce Toronto	-	335,600
Others below S/80 million	426,386	450,178
Total	5,264,545	5,253,826

At December 31, 2017, the loans have maturities between January 2018 and March 2032 (between January 2017 and December 2031 at December 31, 2016) and earn interest at rates that fluctuate between 0.5 percent and 9.04 percent (between 0.44 percent and 11.43 percent at December 31, 2016).

(i)	At December 31, 2017, the balance includes two variable rate loans obtained in July of 2017, for a total of US$150.0 million, equivalent to S/486.2 million, the amounts of which are hedged by two IRS for a nominal amount with equal principal and maturity, See Note 12(b). By means of the IRS, the two loans were economically converted to a fixed rate loan.

(ii)	At December 31, 2017, the balance includes two variable rate loans obtained in June of 2016, and October of 2017 for a total of US$150.0 million, equivalent to S/486.2 million (two variable rate loans obtained in April and June of 2016 for a total of US$95.0 million, equivalent to S/318.8 million, at December 31, 2016) hedged with two interest rate swaps (IRS) for a nominal amount equal principal and the same maturity date, See Note12(b). By means of the IRS, said loans were economically converted to a fixed rate loan.

The variable rate loan obtained in April 2016 for US$45.0 million, equivalent to S/151.0 million, matured in April 2017.

(iii)	At December 31, 2017, the balance corresponds to a variable rate loan in U.S. Dollars, obtained in December of 2017 for US$100.0 million, equivalent to S/324.1 million, the amount of which is hedged with a CCS for a nominal amount equal to the principal and the same maturity, See Note 12(b). By means of the CCS, said loan was economically converted to a fixed rate loan in soles.

(iv)	At December 31, 2017, the balance corresponds to a variable rate loan obtained in December 2015 for US$100.0 million, equivalent to S/324.1 million; which is hedged with an IRS for a nominal amount equal to the principal and same maturity date (US$100.0 million equivalent to S/335.6 million at December 31, 2016), See Note 12(b). By means of the IRS, said loan was economically converted to a fixed rate loan.

(v)	At December 31, 2017, the balance corresponds to a variable rate loan obtained in February 2016 for US$100.0 million, equivalent to S/324.1 million, hedged by an IRS for a nominal amount equal to the principal and with the same maturity date (US$100.0 million, equivalent to S/335.6 million, at December 31, 2016), See Note 12(b). By means of the IRS, said loan was economically converted to a fixed rate.

c)	Promotional credit lines represent loans granted by Corporación Financiera de Desarrollo and Fondo de Cooperación para el Desarrollo Social (COFIDE and FONCODES for their Spanish acronyms, respectively) to promote the development of Peru, they have maturities between January 2018 and January 2023 at annual interest rates varying between 6.00 percent and 7.75 percent at December 31, 2017 (between January 2017 and January 2022 and with annual interest rates ranging between 6.00 percent and 7.75 percent at December 31, 2016). These credit lines are secured by a loan portfolio totaling S/2,030.0 million and S/1,793.2 million at December 31, 2017 and December 31, 2016, respectively.

d)	The table below shows maturities of due to banks and correspondents at December 31, 2017 and 2016 based on the remaining period to the maturity date:

	2017	2016
	S/(000)	S/(000)

Up to 3 months	2,169,022	2,801,499
From 3 months to 1 year	2,055,859	1,536,609
From 1 to 3 years	1,715,035	1,214,848
From 3 to 5 years	452,577	554,600
Over 5 years	1,561,778	1,347,628
Total	7,954,271	7,455,184

e)	At December 31, 2017 and 2016, lines of credit granted by several local and foreign financial institutions, available for future operating activities total S/7,294.5 million and S/7,047.0 million, respectively.

f)	Some debts to banks and correspondents include standard “covenants” related to the compliance of financial ratios, the use of the funds and other administrative matters; which, in Management’s opinion, do not limit the Group’s operations and have been complied with at the date of the consolidated financial statements.

15	TECHNICAL RESERVES AND UNEARNED PREMIUMS

a)	This item consists of the following:

	2017
	Claims reserves direct	Technical reserves (*)	Total
	S/(000)	S/(000)	S/(000)

Life insurance	626,871	5,599,777	6,226,648
General insurance	484,608	513,826	998,434
Health insurance	69,373	149,305	218,678
Total	1,180,852	6,262,908	7,443,760

	2016
	Claims reserves direct	Technical reserves (*)	Total
	S/(000)	S/(000)	S/(000)

Life insurance	551,516	5,128,974	5,680,490
General insurance	325,748	574,435	900,183
Health insurance	60,733	144,783	205,516
Total	937,997	5,848,192	6,786,189

(*)	At December 31, 2017, the life insurance technical reserves include the mathematical reserves of life annuities amounting to S/3,514.4 million (S/3,241.2 million at December 31, 2016).

Insurance claims reserves represent reported claims and an estimation for incurred but non reported claims (IBNR). Reported claims are adjusted on the basis of technical reports received from independent adjusters.

Insurance claims and technical reserves corresponding to the reinsurers and coinsurers are shown as ceded claims, which are presented in “Accounts receivable from reinsurers and coinsurers” of the consolidated statement of financial position, See Note 9(b).

At December 31, 2017, the reserves for direct claims include reserves for IBNR for life, general and health insurance for an amount of S/282.4 million, S/11.3 million and S/47.6 million, respectively (S/231.4 million, S/9.1 million and S/41.4 million, respectively, at December 31, 2016).

At December 31, 2017 and in previous years, the differences between the estimations for the incurred and non-reported claims and the settled and pending liquidation claims have not been significant. In the case of general risks and health, retrospective analysis indicates that the amounts accrued are adequate and the Management believes that the estimated IBNR reserve is sufficient to cover any liability as of December 31, 2017 and 2016.

Technical reserves comprise reserves for future benefit obligation under its in-force life, annuities and accident insurance policies and the unearned premium reserves in respect of the portion of premiums written that is allocable to the unexpired portion of the related policy periods for general and health insurance products.

b)	Movement of insurance claims reserves (direct and assumed), occurred during the years 2017 and 2016:

	2017
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	551,516	325,748	60,733	937,997
Claims, Note 24	646,026	661,108	294,557	1,601,691
Payments	(569,108)	(491,108)	(285,899)	(1,346,115)
Exchange difference	(1,563)	(11,140)	(18)	(12,721)
Ending balance	626,871	484,608	69,373	1,180,852

	2016
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	478,960	335,818	64,896	879,674
Claims, Note 24	618,274	351,227	274,902	1,244,403
Payments	(544,934)	(385,621)	(243,847)	(1,174,402)
Exchange difference	(784)	24,324	(35,218)	(11,678)
Ending balance	551,516	325,748	60,733	937,997

c)	Technical reserves occurred during the years 2017 and 2016:

	2017
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	5,128,974	574,435	144,783	5,848,192
Time course expenses and others	77,855	-	-	77,855
Unearned premium and other technical reserves variation, net	127	(28,992)	4,621	(24,244)
Insurance subscriptions	491,519	-	-	491,519
Exchange difference and others	(98,698)	(31,617)	(99)	(130,414)
Ending balance	5,599,777	513,826	149,305	6,262,908

	2016
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance	4,755,154	582,453	144,346	5,481,953
Time course expenses and others	58,778	-	-	58,778
Unearned premium and other technical reserves variation, net	365	(11,578)	9,881	(1,332)
Insurance subscriptions	361,966	-	-	361,966
Exchange difference and others	(47,289)	3,560	(9,444)	(53,173)
Ending balance	5,128,974	574,435	144,783	5,848,192

At December 31, 2017 and 2016 no additional reserves were needed as a result of the liability adequacy test. The main assumptions used in estimation of retirement, disability and survival annuities and individual life (including Investment link insurance contracts) reserves as, of those dates, are the following:

	At December 31, 2017		At December 31, 2016
Mortality	Mortality table	Technical rates	Mortality table	Technical rates
Annuities	SPP-S-2017 and SPP-I- 2017	Between 2.90% - 7.93% / Between 2.50% - 5.25%	TAP 2012 and MI 2006	Between 4.21% - 7.69% / Between 2.50% - 5.25%
Pension insurance –Temporary Regime / SCTR (*)	B-85 and MI-85	3.00% soles VAC	B-85 and MI-85	3.00% soles VAC
Pension insurance –Definitive Regime	B-85 and MI-85	3.31% soles VAC / 4.66% Nominal dollars	B-85 and MI-85	3.43% soles VAC / 4.65% Nominal dollars
Pension insurance –Definitive Regime / SCTR	B-85 adjusted and MI-85	Between 3.00%, 3.38% soles VAC / 4.66% Nominal dollars / 6.35% soles adjusted / 4.66% dollars adjusted	B-85 adjusted and MI-85	Between 3.00%, 3.43% soles VAC / 4.65% Nominal dollars / 6.49% soles adjusted / 4.65% dollars adjusted
Pension insurance –Temporary Regime /SCTR (Longevity)	SPP-S-2017- and SPP-I-2017	Between 3.81%, 3.88% soles VAC	SPP-S-2017- and SPP-I-2017	Between 3.74%, 3.88% soles VAC
Individual life	CSO 80 adjusted	Between 4.00% - 5.00%	CSO 80 adjusted	Between 4.00% - 5.00%

(*)	Complementary Work Risk Insurance (SCTR the Spanish acronym).

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by the life insurance risks; the main variables as of December 31, 2017 and 2016, are the interest rates and the mortality tables used. The Group has evaluated the changes of the reserves related to its most significant life insurance contracts included in retirement, disability and survival annuities contracts of +/- 100 bps of the interest rates and of +/- 5 bps of the mortality factors, with the following results:

	At December 31, 2017			At December 31, 2016
		Variation of the reserve			Variation of the reserve
Variables	Amount of the reserve	Amount	Percentage	Amount of the reserve	Amount	Percentage
	S/(000)	S/(000)%		S/(000)	S/(000)%

Portfolio in S/- Base amount	519,317	-	-	508,498	-	-
Changes in interest rates: + 100 bps	473,067	(46,250)	(8.91)	462,992	(45,506)	(8.95)
Changes in interest rates: - 100 bps	574,664	55,347	10.66	563,057	54,559	10.73
Changes in Mortality tables to 105%	514,091	(5,226)	(1.01)	503,253	(5,245)	(1.03)
Changes in Mortality tables to 95%	524,801	5,484	1.06	514,003	5,505	1.08

Portfolio in US$- Base amount	2,682,536	-	-	2,317,565	-	-
Changes in interest rates: + 100 bps	2,428,338	(254,198)	(9.48)	2,089,212	(228,352)	(9.85)
Changes in interest rates: - 100 bps	2,993,483	310,948	11.59	2,591,011	273,447	11.80
Changes in Mortality tables to 105%	2,660,474	(22,062)	(0.82)	2,293,403	(24,161)	(1.04)
Changes in Mortality tables to 95%	2,705,711	23,176	0.86	2,336,095	18,530	0.80

16	BONDS AND NOTES ISSUED

a)	This item consists of the following:

	Annual interest rate	Interest payment	Maturity	Issued amount	2017	2016
	%			(000)	S/(000)	S/(000)

Senior notes - (i)	5.38	Semi-annual	September 2020	US$800,000	2,612,379	2,755,382
Senior notes - (i)(x)	Between 2.75 and 4.25	Semi-annual	Between January 2018 and April 2023	US$596,455	1,948,082	2,082,913
Senior notes - (ii)	4.25	Semi-annual	April 2023	US$350,000	1,066,904	1,086,997
Senior notes - (xi)	2.25	Semi-annual	October 2019	US$300,000	954,131	1,005,955
Senior notes	4.85	Semi-annual	October 2020	S/2,000,000	1,958,571	-

CCR Inc. MMT 100 - Secured Notes - (iii)
2010 Series C Floating rate certificates	Libor 1M + 44.5 bp	Monthly	July 2017	US$350,000	-	179,230
2012 Series A and B Floating rate certificates	Libor 1M + 22.5 bp	Monthly	July 2017	US$150,000	-	97,884
2012 Series C Floating rate certificates	4.75	Monthly	July 2022	US$315,000	670,132	843,195
					670,132	1,120,309
Corporate bonds -
Second program
Third issuance (Series A and B) – BCP	Between 7.47 and 8.50	Quarterly	Between June and July 2018	S/200,000	194,883	200,000

Third program
First issuance (Series A and B) - Mibanco	Between 5.38 and 5.41	Semi-annual	Between May and July 2017	S/98,800	-	20,766
Fourth issuance (Series A) - Mibanco	4.78	Semi-annual	December 2017	S/100,000	-	91,505
Fifth issuance (Series A and B) - Mibanco	Between 6.59 and 6.97	Semi-annual	Between January and March 2017	S/84,660	-	78,815

Fourth program
Tenth issuance (Series A, B and C) - BCP	Between 5.31 and 7.25	Semi-annual	Between December 2021 and November 2022	S/550,000	530,034	549,400
First issuance (Series A) - Mibanco	6.56	Semi-annual	July 2018	S/100,000	86,513	86,950
First issuance (Series B) - Mibanco	7.16	Semi-annual	June 2019	S/100,000	89,087	85,000

Fifth program
First issuance (Series A) - BCP	6.41	Semi-annual	April 2019	S/172,870	162,096	172,391
First issuance (Series B) - BCP	5.59	Semi-annual	June 2019	S/150,000	136,311	150,000
First issuance (Series C) - BCP	5.625	Semi-annual	November 2019	S/138,410	123,761	138,075
First issuance (Series D) - BCP	5.91	Semi-annual	January 2020	S/182,410	167,500	-

Sixth program
Third issuance (Series A) - Mibanco	5.16	Semi-annual	May 2017	S/50,000	-	46,165
					1,490,185	1,619,067

	Annual interest rate	Interest payment	Maturity	Issued amount	2017	2016
	%				S/(000)	S/(000)

Subordinated bonds - BCP (iv)	6.13	Semi-annual	April 2027	US$720,000	2,333,152	2,423,720

Subordinated bonds - BCP (v)	6.88	Semi-annual	September 2026	US$350,000	1,135,050	1,194,773

Junior subordinated bonds - BCP (vi)	9.75	Semi-annual	November 2069	US$250,000	813,695	851,423

Subordinated bonds -
First program
First issuance (Series A) - BCP	6.22	Semi-annual	May 2027	S/15,000	15,000	15,000
First issuance (Series A) - Pacífico Seguros	6.97	Quarterly	November 2026	US$60,000	193,900	200,655

Second program
First issuance (Series A) - Mibanco	8.5	Semi-annual	May 2026	S/100,000	100,000	100,000
First issuance (Series B) - Mibanco	7.22	Semi-annual	June 2027	S/30,000	29,953	-

Third program
First, second and fourth issuance (Series A) - Mibanco	Between 6.19 and 8.16	Semi-annual	Between October 2021 and December 2022	S/110,000	39,978	109,980
Fifth issuance (Series A and B) - Mibanco	7.75	Semi-annual	July 2024	S/88,009	87,869	88,009

Issuance I - Banco de Crédito de Bolivia	6.25	Semi-annual	August 2028	Bs70,000	33,072	34,196
Issuance II - Banco de Crédito de Bolivia	5.25	Semi-annual	August 2022	Bs137,200	65,677	68,180
					565,449	616,020

Negotiable certificate of deposit - BCP (vii)	7.17	Semi-annual	October 2022	S/483,280	-	478,837
Negotiable certificate of deposit - Mibanco	Between 1.8 and 5.9	Annual	Between January 2017 and December 2019	S/2,998	1,461	2,998

Subordinated negotiable certificates - BCP (viii)	6.88	Semi-annual	September 2026	US$126,120	390,450	402,139
Subordinated negotiable certificates - BCP (viii)	Libor 3M+ 279 bp	Semi-annual	November 2021	US$2,960	9,593	9,934
Leasing bonds
First program (ix)
Sixth issuance (Series A) – BCP	8.72	Quarterly	August 2018	S/100,000	100,000	100,000
					16,049,234	15,750,467
Interest payable					193,023	189,136
Total					16,242,257	15,939,603

At December 31, 2017 the Group holds IRS for a nominal amount totaling US$2,442.4 million, equivalent to S/7,915.9 million (US$2,442.4 million, equivalent to S/8,196.8 million at December 31, 2016), See Note 12(b), which were designated as fair value hedges of certain corporate bonds, subordinated bonds and Notes denominated in U.S. Dollars at fixed rate; through said IRS, these bonds and Notes were economically converted to variable interest rate.

(i)	The Group can redeem these notes in whole or in a part at any time, with the penalty of the payment of an interest rate equivalent to that of the American Treasury plus 40 basis points. Payment of principal will take place at the date of maturity or redemption of the notes.

(ii)	The Group can redeem these notes in whole or in part at any time, with the penalty of the payment of an interest rate equivalent to that of the American Treasury plus 50 basis points. Payment of principal will take place at the date of maturity or redemption.

(iii)	All issuances are secured by the collection of BCP’s (including its foreign branches) future inflows from electronic messages sent through the Society for Worldwide Interbank Financial Telecommunications (“SWIFT”) network and utilized within the network to instruct correspondent banks to make a payment of a certain amount to a beneficiary that is not a financial institution.

At December 31, 2016, cash flows of issuances in 2010 with series “C”, which are subject to variable interest rates, have been hedged using an IRS designated as cash flows hedges for a nominal amount of S/179.2 million, See Note 12(b); through the IRS, said issuance was converted to a fixed interest rate. The issue matured in July 2017.

(iv)	From 2022, the Bank will pay a floating interest rate of three month Libor plus 704.3 basis points. Between April 24, 2017 and April 24, 2022, the Bank may redeem all or part of the subordinated bonds with the penalty of the payment of an interest rate equivalent to that of the American Treasury plus 50 basis points. Additionally, from April 25, 2022 or at any later date of coupon payment, the Bank will be able to redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity of bonds or upon redemption.

In January 2014, the Bank, through its Panama Branch increased the issue of its subordinated bonds by an amount of US$200.0 million in the international market, as occurred in April 2013, when it carried out a first increase for an amount of US$170.0 million, with the same characteristics of the issue made in April 2012 for US$350.0 million.

(v)	From September 16, 2021, the interest rate becomes a floating rate of three month Libor plus 770.8 basis points. Between September 16, 2016 and September 15, 2021, the Group may redeem all or part of the bonds, with the penalty of the payment of an interest equivalent to the American Treasury plus 50 basis points. Additionally, from September 16, 2021 or at any later date of coupon payment, the Group can redeem all or part of the bonds without penalty. Payment of principal will take place at the date of maturity of bonds or upon redemption.

(vi)	In November 2019, interest rate will become a variable rate of three month Libor plus 816.7 basis points. On that date and on any interest payment date the Bank can redeem 100 percent of the bonds without penalty. Payment of principal will take place at the date of maturity or upon redemption.

This issuance, as authorized by the SBS, qualifies as “Tier 1” equity in the determination of the regulatory capital (“patrimonio efectivo”) and has no related guarantees.

(vii)	In October 2017, the interest rate became a variable rate, fixed as the average of at least three valuations of the internal rate of return for sovereign bonds issued by the Peruvian Government (with maturity in 2037), plus 150 basis points, with semiannual payments. The Group, using the powers conferred to it, on October 15, 2017, redeemed 100 percent of the negotiable certificates of deposit, without penalties.

(viii)	Until October 2016, said certificates bore interest at the fixed rate of 6.88 percent per annum. From November 2016, the interest rate will change to a floating interest rate, established as three month Libor plus 2.79 percent, with semiannual payments. Furthermore, from said date, the Group can redeem 100 percent of the debt, without penalties. Payment of principal will take place at the date of maturity of bonds or upon redemption.

(ix)	Leasing bonds are collateralized by the fixed assets financed by the Group.

(x)	In June 2014, the Group offered an exchange to the holders of senior notes, by which the notes were partially replaced with new notes, at market rate, with the same characteristics of the senior notes indicated in (i) above.

(xi)	The Group may redeem all or part of the notes at any time, subject to a penalty of a rate of interest equal to that of the U.S. Treasury plus 20 base points. The payment of principal will take place on the maturity date of the notes or when the Group redeems them.

At December 31, 2017, the cash flows of the bond issued in U.S. dollars, subject to exchange rate risk have been hedged by means of three CCS designated as a cash flow hedge for a nominal amount of US$300.0 million, equivalent to S/972.3 million, (US$300.0 million, equivalent to S/1,006.8 million at December 31, 2016), See Note 12(b). By means of the CCS, the bond was economically converted to soles.

b)	The table below shows the bonds and notes issued, classified by maturity:

	2017	2016
	S/(000)	S/(000)

Up to 3 months	36,687	251,751
From 3 months to 1 year	1,236,046	407,200
From 1 to 3 years	6,508,352	3,009,004
From 3 to 5 years	760,102	3,271,925
More than 5 years	7,508,047	8,810,587
Total	16,049,234	15,750,467

17	EQUITY

a)	Share capital -

At December 31, 2017, 2016 and 2015 a total of 94,382,317 shares have been issued at US$5 par value each.

b)	Treasury stock -

We present below the treasury stock owned by the Group entities at December 31, 2017, 2016 and 2015:

	2017	2016	2015

Atlantic Security Holding Corporation	14,620,845	14,620,845	14,620,845
Share-based compensation plans, Note 19	276,011	277,436	269,832
Others	5,152	17,256	13,156
	14,902,008	14,915,537	14,903,833

During 2017, 2016 and 2015, the Group bought 132,110, 156,603 and 145,871 shares of Credicorp Ltd., respectively, for a total of US$21.9 million (equivalent to S/71.0 million ), US$20.0 million (equivalent to S/66.5 million ) and US$21.7 million (equivalent to S/72.9 million), respectively.

c)	Reserves -

Certain of the Group’s subsidiaries are required to keep a reserve that equals a percentage of paid-in capital (20, 30 or 50 percent, depending on its activities and country in which production takes place); this reserve must be constituted with annual transfers of not less than 10 percent of net profits. At December 31, 2017, 2016 and 2015, the balance of reserves amounts to approximately S/4,480.3, S/3,987.5 million and S/2,996.7 million, respectively.

At the Board meetings held on February 22, 2017, February 24, 2016 and February 25, 2015, the decision was made to transfer from “Retained earnings” to “Reserves” S/2,355.0 million, S/2,316.4 million and S/1,820.5 million, respectively.

“Other reserves” include unrealized gains (losses) on Available-for-sale investments and on cash flow hedges, net of deferred income tax and non-controlling interest. Movement was as follows:

	Net unrealized gains (losses):
	Reserve for available-for-sale investments	Reserve for cash flow hedges	Foreign exchange translation	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Balances at January 1, 2015	1,223,615	5,937	(206,166)	1,023,386
Decrease in net unrealized gains on Available-for-sale investments	(323,348)	-	-	(323,348)
Transfer of net realized gains on Available-for-sale investments to profit or loss, net of realized loss	(191,716)	-	-	(191,716)
Transfer of the impairment loss on Available-for-sale investments to profit or loss, Note 6(a)	(55,647)	-	-	(55,647)
Change from net unrealized gains on cash flow hedges, Note 12(b)(ii)	-	50,273	-	50,273
Transfer of net realized gains on cash flow hedges to profit or loss, Note 12(b)(ii)	-	(11,160)	-	(11,160)
Foreign exchange translation	-	-	270,907	270,907
Balances at December 31, 2015	652,904	45,050	64,741	762,695
Increase in net unrealized gains on Available-for-sale investments	554,869	-	-	554,869
Transfer of net realized gains on Available-for-sale investments to profit or loss, net of realized loss	(75,444)	-	-	(75,444)
Transfer of the impairment loss on Available-for-sale investments to profit or loss Note 6(a)	14,459	-	-	14,459
Change in net unrealized gains on cash flow hedges, Note 12(b)(ii)	-	(16,724)	-	(16,724)
Transfer of net realized losses on cash flow hedges to profit or loss, Note 12(b)(ii)	-	(3,676)	-	(3,676)
Foreign exchange translation	-	-	(26,448)	(26,448)
Balance at December 31, 2016	1,146,788	24,650	38,293	1,209,731
Increase in net unrealized gains on Available-for-sale investments	873,868	-	-	873,868
Transfer of net realized gains on Available-for-sale investments to profit or loss, net of realized loss	(517,006)	-	-	(517,006)
Transfer of the impairment loss on Available-for-sale investments to profit or loss Note 6(a)	766	-	-	766
Change in net unrealized gains on cash flow hedges, Note 12(b)(ii)	-	(59,709)	-	(59,709)
Transfer of net realized losses on cash flow hedges to profit or loss, Note 12(b)(ii)	-	2,278	-	2,278
Foreign exchange translation	-	-	(54,334)	(54,334)
Balance at December 31, 2017	1,504,416	(32,781)	(16,041)	1,455,594

d)	Components of other comprehensive income -

The consolidated statement of comprehensive income includes other comprehensive income from available-for-sale investments and from derivative financial instruments used as cash flow hedges; their movements are as follows:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)
Available-for-sale investments:
Unrealized gains (losses) on available-for-sale investments	873,868	554,869	(323,348)
Transfer of realized gains on available-for-sale investments to profit or loss, net of realized losses	(517,006)	(75,444)	(191,716)
Transfer of impairment losses on available-for-sale investments to profit or loss	766	14,459	(55,647)
Sub total	357,628	493,884	(570,711)
Non-controlling interest	4,120	1,799	(46,529)
Income tax	13,962	22,975	(18,503)
	375,710	518,658	(635,743)

Cash flow hedge:
Net (loss) gains on cash flow hedges	(59,709)	(16,724)	50,273
Transfer of net realized losses (gains) on cash flow hedges to profit or loss	2,278	(3,676)	(11,160)
Sub total	(57,431)	(20,400)	39,113
Non-controlling interest	(1,219)	585	-
Income tax	(18,719)	(2,294)	1,956
	(77,369)	(22,109)	41,069

Foreign exchange translation:
Exchange gains or losses	(54,334)	(26,448)	270,907
Non-controlling interest	107	(123)	-
	(54,227)	(26,571)	270,907

e)	Dividend distribution -

At December 31, 2017, 2016 and 2015, Credicorp paid cash dividends, net of the effect of treasury shares, for approximately US$298.1, US$184.7 and US$174.4 million, respectively (equivalent to approximately S/980.0, S/653.3 and S/540.0 million, respectively). In this sense, at December 31, 2017, 2016 and 2015, cash dividend payouts per share totaled US$3.7, US$2.3 and US$1.8, respectively.

Furthermore, at the meeting of the Board of Directors held on October 25, 2017, agreed to make an interim dividend payment, net of the effect of treasury stock, for approximately US$386.5 million (equivalent to S/1,252.3 million) from the reserves. Said dividends were paid in November 2017.

In accordance with current Peruvian legislation, there is no restriction for overseas remittance of dividends or the repatriation of foreign investment. At December 31, 2017 dividends paid by the Peruvian subsidiaries to Credicorp are subject to a 5.0 percent withholding tax and at December 31, 2016 and 2015, the withholding rate was 6.8 percent.

f)	Regulatory capital -

At December 31, 2017 and 2016, the regulatory capital requirement (“patrimonio efectivo” in Peru) applicable to Credicorp subsidiaries engaged in financial services and insurance activities in Peru, determined under the provisions of the Peruvian banking and insurance regulator, SBS, totals approximately S/21,723.0 million and S/21,174.7 million, respectively. At those dates, the Group’s regulatory requirement exceeds by approximately S/3,710.3 million and S/3,915.7 million, respectively, the minimum regulatory capital required by the SBS.

18	TAX SITUATION

a)	Credicorp is not subject to income tax or any taxes on capital gains, equity or property in Bermuda. Credicorp’s Peruvian subsidiaries are subject to the Peruvian tax regime.

At December 31, 2017, Peruvian statutory Income Tax rate was 29.5 percent on taxable profit after calculating the workers’ profit sharing, which is determined using a 5 percent rate. At December 31, 2016, Peruvian statutory Income Tax rate was 28.0 percent.

The Bolivian statutory Income Tax rate is 25 percent. Financial entities have an additional rate if the ROE exceeds 6 percent. In that case, an additional 22 percent must be considered, with which the rate becomes 47 percent.

In the case of Chile, the first category income tax rate for domiciled legal entities who have opted for the attributed regime, is 25.0 percent for the year 2017 onwards, and for those under the partially integrated system, it is 25.5 percent for the year 2017 and 27.0 percent for the year 2018 onward. On the other hand, individuals or legal entities non-domiciled in Chile will be subject to an additional tax of 35.0 percent. Credicorp Capital Holding Chile, together with all of its subsidiaries opted for the partially integrated regime.

In the case of Colombia, the income tax rate for the year 2017 was 34.0 percent plus a surcharge of 6.0 percent and at December 31, 2016 it was 25.0 percent. In the year 2018, the rate will be 33.0 percent plus a surcharge of 4.0 percent, and as from the year 2019, the rate will be only 33.0 percent.

Atlantic Security Holding Corporation and its Subsidiaries are not subject to taxes in the Cayman Islands or Panama. For the years ended December 31, 2017, 2016 and 2015, no taxable income was generated from the operations in the United States of America.

The reconciliation between the statutory income tax rate and the effective tax rate for the Group is as follows:

	2017	2016	2015
	%	%	%

Peruvian statutory income tax rate	29.50	28.00	28.00

Increase (decrease) in the statutory tax rate due to:
(i) (Decrease) arising from net income of subsidiaries not domiciled in Peru	(1.82)	(0.04)	(0.37)
(ii) Non-taxable income, net	(2.69)	(1.23)	(0.17)
(iii) Effect of change in Peruvian tax rates	-	(0.53)	-

Effective income tax rate	24.99	26.20	27.46

b)	Income tax expense for the years ended December 31, 2017, 2016 and 2015 comprises:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)
Current -
In Peru	1,262,302	1,098,125	1,217,907
In other countries	134,540	155,095	96,495
	1,396,842	1,253,220	1,314,402

Deferred -
In Peru	(18,264)	31,472	22,667
In other countries	14,708	10,748	(139,862)
Effect of change in Peruvian tax rates	-	(13,992)	-
	(3,556)	28,228	(117,195)
Total	1,393,286	1,281,448	1,197,207

The deferred income tax has been calculated on all temporary differences, considering the income tax rates effective where Credicorp’s subsidiaries are located.

c)	The following table presents a summary of the Group’s deferred income tax:

	2017	2016
	S/(000)	S/(000)
Deferred income tax asset, net
Deferred asset
Allowance for loan losses	604,828	545,716
Tax loss carry forward	13,332	38,856
Provision for sundry expenses	44,885	38,326
Unrealized loss due to valuation of cash flow hedge derivatives	22,039	2,105
Provision for sundry risks	20,173	17,731
Impairments in buildings for rent depreciation	17,489	18,641
Unrealized loss on hedged bonds	3,047	43,252
Unrealized loss due to valuation of available-for-sale investments	2,563	6,001
Others	40,447	35,344

Deferred liability
Intangibles, net	(132,553)	(86,746)
Buildings depreciation	(70,515)	(73,322)
Adjustment for difference in exchange of SUNAT and SBS	(35,660)	(40,096)
Unrealized gain due to valuation of derivative financial instruments for hedging purposes	(8,431)	(7,216)
Unrealized gain due to valuation of available-for-sale investments	(8,095)	(6,142)
Deferred acquisitions costs - DAC	(12,855)	(8,597)
Buildings revaluation	(5,917)	(6,589)
Others	(14,720)	(11,220)
Total	480,057	506,044

Deferred income tax liability, net
Deferred asset
Carry forward tax losses	14,039	-
Provision for sundry risks, net	8,750	4,560
Defferred income due to commission - DIL	8,326	8,829
Others	12,900	23,607

Deferred liability
Intangibles, net	(48,797)	(74,975)
Unrealized gain due to valuation of investments available for sale.	(41,910)	(36,721)
Gain generated in the reorganization of Pacífico EPS	(39,515)	(39,515)
Deferred acquisitions costs - DAC	(30,322)	(12,945)
Catastrophic insurance reserve	(9,561)	(10,062)
Leasing operations related to loans	(5,063)	(5,311)
Buildings revaluation	(2,578)	(4,664)
Others	(16,549)	(25,444)
Total	(150,280)	(172,641)

At December 31, 2017, 2016 and 2015, Credicorp and its Subsidiaries have recorded deferred income tax balance of S/33.8 million, S/42.0 million and S/30.9 million, respectively, resulting from unrealized gains and losses on available-for-sale investments and cash flow hedges.

d)	The Peruvian Tax Authority have the right to review and, if necessary, amend the annual income tax returns filed by Peruvian subsidiaries up to four years after their filing date. Income tax returns of the major subsidiaries open for examination by the tax authorities are as follows:

Banco de Crédito del Perú	2012 to 2017
Mibanco	2014 to 2017
Prima AFP	2013 to 2017
Pacífico Compañía de Seguros y Reaseguros	2013 to 2017
Pacífico Peruano Suiza	2013 to 2017

On December 28, 2017 and January 18, 2018, the Peruvian Tax Authority notified the initial Presentation and Requirement Letters for the examination of the income tax returns of Banco de Crédito for fiscal years 2012 and 2013, respectively.

Furthermore, in December 2017, the Peruvian tax Authority notified Prima AFP of the examination of its income tax returns for fiscal 2015.

The Bolivian, Chilean and Colombian Tax Authorities have the power to review and, if applicable, make a new determination for the income tax calculated by the subsidiaries located in said countries in the previous 8 years, 3 years and 3 years, respectively, upon presentation of their Income Tax declarations. Additionally, in the case of Colombia, a period of 6 years was established for the taxpayers obliged to apply Transfer Prices or taxpayers who report tax losses. The annual income tax declarations pending examination by the overseas tax authorities are the following:

Banco de Crédito de Bolivia	2009 to 2017
Credicorp Capital Colombia	2014 to 2017
Inversiones IMT S.A.	2014 to 2017

Since tax regulations are subject to interpretation by the different Tax Authorities where Credicorp’s subsidiaries are located, it is not possible to determine at the present date whether any significant additional liabilities may arise from any eventual tax examinations of the Credicorp’s subsidiaries. Any resulting unpaid taxes, tax penalties or interest that may arise will be recognized as expenses in the year in which they are determined. However, Management of Credicorp and its Subsidiaries and their legal counsel consider that any additional tax assessments would not have a significant impact on the consolidated financial statements as of December 31, 2017 and 2016.

19	SHARE-BASED COMPENSATION PLANS

As indicated in Note 3(x), in March of each year, the Group grants its own shares to certain key employees. The awarded shares are liberated in the three following years for up to 33.3 percent of the shares granted in each of the three previous years. The Group assumes the payment of the related income tax on behalf of its employees, which corresponds to 30 percent of the benefit.

At December 31, 2017, 2016 and 2015, the Group has granted 140,812, 140,498 and 124,601, Credicorp shares, of which 276,011, 277,436 and 269,832 shares were pending delivery as of December 31, 2017, 2016 and 2015, respectively. During those years, the recorded expense amounted to approximately S/62.0 million, S/73.9 million and S/65.5 million, respectively.

20	OFF-BALANCE SHEET ACCOUNTS

a)	This item consists of the following:

	2017	2016
	S/(000)	S/(000)

Contingent credits – indirect loans (b), Note 7(a)
Guarantees and standby letters	17,688,087	18,000,311
Import and export letters of credit	1,681,472	1,831,674
	19,369,559	19,831,985

Responsibilities under credit line agreements (c)	23,553,406	25,812,963
Total	42,922,965	45,644,948

Reference values of operations with derivatives are recorded in off-balance sheet accounts in the committed currency, as shown in Note 12(b).

b)	In the normal course of their business, the Group’s banking subsidiaries are party to transactions with off-balance sheet risk. These transactions expose them to credit risk in addition to the amounts recognized in the consolidated statement of financial position.

Credit risk for contingent credits is defined as the possibility of sustaining a loss because one of the parties to a financial instrument fails to comply with the terms of the contract. The risk of credit losses is represented by the contractual amounts specified in the related contracts. The Group applies the same credit policies in making contingent commitments and other obligations as it does for on-balance sheet instruments (Note 7(a)), including the requirement to obtain collateral when it is deemed necessary.

Collateral held varies, but may include deposits in financial institutions, securities or other assets. Many of the contingent transactions reach maturity without any performance being required; therefore, the total committed amounts do not necessarily represent future cash requirements.

c)	Lines of credit conceded include consumer loans and other consumer loan facilities (credit card receivables) granted to clients and are cancelable upon related notice to the customer.

21	INTEREST, SIMILAR INCOME AND SIMILAR EXPENSES

This item consists of the following:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)
Interest and similar income
Interest on loans	9,546,454	9,479,867	8,706,372
Interest on available-for-sale investments	951,981	828,004	716,786
Interest on held-to-maturity investments	234,380	190,466	136,579
Interest on trading securities	113,484	86,568	68,538
Interest on due from banks	88,359	48,626	32,818
Dividends received	52,906	51,831	55,594
Other interest and similar income	43,119	87,693	67,402
Total	11,030,683	10,773,055	9,784,089

Interest and similar expense
Interest on deposits and obligations	(1,132,041)	(1,062,751)	(859,797)
Interest on bonds and notes issued	(835,255)	(805,351)	(753,174)
Interest on due to banks and correspondents	(763,436)	(822,514)	(758,396)
Other interest and similar expense	(228,464)	(224,098)	(155,766)
Total	(2,959,196)	(2,914,714)	(2,527,133)

22	COMMISSIONS AND FEES

This item consists of the following:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Maintenance of accounts, transfers and credit and debit card services	1,251,935	1,146,082	1,128,067
Funds management	505,215	467,558	476,277
Contingent loans and foreign trade fees	279,211	260,704	214,501
Collection services	235,369	331,885	344,375
Commissions for banking services	290,855	202,863	215,478
Brokerage, securities and custody services	142,288	166,581	70,437
Others	206,535	195,888	195,056
Total	2,911,408	2,771,561	2,644,191

23	NET PREMIUMS EARNED

This item consists of the following:

	Gross premiums (*)	Premiums ceded to reinsurers, net (**)	Assumed from other companies, net	Net premiums earned	Percentage of assumed net premiums
	S/(000)	S/(000)	S/(000)	S/(000)%
2017
Life insurance	949,515	(108,378)	-	841,137	-
Health insurance	434,808	(13,568)	-	421,240	-
General insurance	920,595	(377,857)	3,225	545,963	0.59
Total	2,304,918	(499,803)	3,225	1,808,340	0.18

2016
Life insurance	876,315	(37,725)	-	838,590	-
Health insurance	415,152	(10,011)	188	405,329	0.05
General insurance	1,005,426	(455,850)	5,620	555,196	1.01
Total	2,296,893	(503,586)	5,808	1,799,115	0.32

2015
Life insurance	857,576	(36,971)	-	820,605	-
Health insurance	388,002	(9,186)	700	379,516	0.18
General insurance	948,177	(423,955)	9,635	533,857	1.80
Total	2,193,755	(470,112)	10,335	1,733,978	0.60

(*)	Includes the annual variation of the unearned premiums and other technical reserves.
(**)	“Premiums ceded to reinsurers, net” include:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)
Premiums ceded for automatic contracts (mainly excess of loss), Note 9(b)	(257,617)	(201,892)	(145,618)
Premiums ceded for facultative contracts, Note 9(b)	(263,378)	(292,555)	(331,329)
Annual variation for unearned premiums ceded reserves, Note 9(b)	21,192	(9,139)	6,835
	(499,803)	(503,586)	(470,112)

b)	Gross premiums earned by insurance type and their participation in total gross premiums are described below:

	2017		2016		2015
	S/(000)%		S/(000)%		S/(000)%

Life insurance (i)	949,515	41.20	876,315	38.16	857,576	39.09
Health insurance (ii)	434,808	18.86	415,152	18.07	388,002	17.69
General insurance (iii)	920,595	39.94	1,005,426	43.77	948,177	43.22
Total	2,304,918	100.00	2,296,893	100.00	2,193,755	100.00

(i)	The breakdown of life insurance gross premiums earned is as follows:

	2017		2016		2015
	S/(000)%		S/(000)%		S/(000)%

Credit life	436,443	45.96	366,623	41.83	343,643	40.07
Group life	117,580	12.38	118,634	13.54	187,857	21.91
Disability and survival (*)	237,559	25.02	214,310	24.46	116,251	13.56
Annuities	26,093	2.75	28,799	3.29	16,853	1.96
Individual life and personal accidents	131,840	13.89	147,949	16.88	192,972	22.50
Total life insurance gross premiums	949,515	100.00	876,315	100.00	857,576	100.00

(*)	This item includes Complementary Work Risk Insurance (“SCTR” from its Spanish acronym).

(ii)	Health insurance gross premium includes medical assistance which amounts to S/386.3 million at December 31, 2017, (S/371.2 and S/348.8 at December 31, 2016 and 2015, respectively) and represents 88.83 percent of this line of business at 2017 (89.42 and 89.9 percent at 2016 and 2015, respectively).

(iii)	General insurance gross premiums consists of the following:

	2017		2016		2015
	S/(000)%		S/(000)%		S/(000)%

Automobile	308,910	33.56	335,790	33.39	319,130	33.66
Fire and allied lines	241,498	26.23	274,206	27.27	212,197	22.38
Theft and robbery	81,699	8.87	79,588	7.92	73,305	7.73
Technical lines (*)	62,724	6.81	70,640	7.03	74,182	7.82
Transport	46,534	5.05	51,697	5.14	61,424	6.48
Third party liability	44,536	4.84	42,968	4.27	41,815	4.41
Marine Hull	27,317	2.97	27,954	2.78	21,851	2.30
Aviation	25,185	2.74	55,149	5.49	64,380	6.79
SOAT (Mandatory automobile line)	24,573	2.67	20,830	2.07	23,608	2.49
Others	57,619	6.26	46,604	4.64	56,285	5.94
Total life insurance gross premiums	920,595	100.00	1,005,426	100.00	948,177	100.00

(*)	Technical lines include Contractor’s All Risk (CAR), Machinery breakdown, All Risk (EAR), Electronic equipment (EE), All Risk Contractor’s Equipment (ARCE).

24	NET CLAIMS INCURRED FOR LIFE, GENERAL AND HEALTH INSURANCE CONTRACTS

This item consists of the following:

	2017
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims, Note 15(b)	646,026	661,108	294,557	1,601,691
Ceded claims, Note 9(b)	(79,845)	(391,263)	(12,279)	(483,387)
Net insurance claims	566,181	269,845	282,278	1,118,304

	2016
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims, Note 15(b)	618,274	351,227	274,902	1,244,403
Ceded claims, Note 9(b)	(28,128)	(106,450)	(10,920)	(145,498)
Net insurance claims	590,146	244,777	263,982	1,098,905

	2015
	Life insurance	General insurance	Health insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)

Gross claims	546,645	341,470	263,438	1,151,553
Ceded claims, Note 9(b)	(26,490)	(85,109)	(8,295)	(119,894)
Net insurance claims	520,155	256,361	255,143	1,031,659

25	SALARIES AND EMPLOYEES BENEFITS

This item consists of the following:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Salaries	1,662,327	1,622,065	1,594,538
Vacations, medical assistance and others	361,511	316,345	309,096
Bonuses	237,192	233,163	221,654
Workers’ profit sharing	220,967	194,851	230,701
Social security	205,714	172,090	172,909
Additional Participation	188,870	200,120	160,336
Severance indemnities	132,396	130,179	123,552
Share-based payment plans	62,043	73,930	65,532
Total	3,071,020	2,942,743	2,878,318

26	ADMINISTRATIVE EXPENSES

This item consists of the following:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)

Repair and maintenance	414,784	423,219	387,222
Publicity	304,119	300,401	273,881
Taxes and contributions	259,523	270,932	249,474
Rental	230,257	226,301	214,012
Consulting and professional fees	206,224	183,751	177,145
Transport and communications	176,273	188,444	195,118
Sundry supplies	49,935	45,878	46,027
Others (*)	517,708	455,752	452,923
Total	2,158,823	2,094,678	1,995,802

(*)	The balance is made up mainly of security and protection, cleaning service, representation expenses, light and water, insurance expenses, subscription expenses, Agentes BCP commission expenses.

27	OTHER INCOME AND EXPENSES

This item consists of the following:

	2017	2016	2015
	S/(000)	S/(000)	S/(000)
Other income
Income from premiums comissions and technical insurance income	127,729	136,919	133,828
Rental income	43,118	37,324	26,357
Recoveries of other accounts receivable and other assets	14,824	4,660	1,481
Net gain from sale of seized and recovered assets	2,494	1,377	4,195
Others (*)	208,518	164,180	159,805
Total other income	396,683	344,460	325,666

Other expenses
Commissions from insurance activities	277,878	272,949	231,521
Sundry technical insurance expenses	119,355	102,670	95,857
Losses due to operational risk	55,477	37,407	21,439
Expenses on improvements in building for rent	42,083	43,775	45,266
Provision for sundry risks, Note 12(d)	29,023	28,093	38,248
Provision for other accounts receivable	19,316	8,239	12,516
Administrative and tax penalties	8,387	16,374	5,581
Put option write on non-controlling interests	-	11,890	8,972
Loss from sale adjudicated assets	-	1,426	783
Others	84,028	86,252	74,189
Total other expenses	635,547	609,075	534,372

(*)	The balance mainly comprises property sales, liquidation for sale of shares of Credicorp, penalty for breach of contract, commissions for recovery in civil and judicial lawsuits of Personal Credits and Credit Card products; also, collection of commission for relocation, vehicle taxes, municipal property taxes, fines and penalties to clients related to the Leasing product.

28	EARNINGS PER SHARE

The net earnings per ordinary share were determined based on the net income attributable to equity holders of the Group as follows:

	2017	2016	2015
	S/000	S/000	S/000

Net income attributable to equity holders of Credicorp (in thousands of soles)	4,091,753	3,514,582	3,092,303

Number of stock
Ordinary stock, Note 17(a)	94,382,317	94,382,317	94,382,317
Less – beginning balance of treasury stock	(14,915,537)	(14,903,833)	(14,894,664)
Acquisition of treasury stock, net	3,088	(8,778)	(6,877)

Weighted average number of ordinary shares for basic earnings	79,469,868	79,469,706	79,480,776
Plus - dilution effect - stock awards	220,296	143,903	128,373
Weighted average number of ordinary shares adjusted for the effect of dilution	79,690,164	79,613,609	79,609,149

Basic earnings per share (in soles)	51.49	44.23	38.91
Diluted earnings per share (in soles)	51.35	44.15	38.84

29	OPERATING SEGMENTS

For management purposes, the Group is organized into four reportable segments based on products and services as follows:

Banking -

Principally handling loans, credit facilities, deposits and current accounts.

Insurance -

Principally comprising the issue of insurance policies to cover losses in commercial property, transportation, marine vessels, automobile, life, health and pension funds.

Pension funds -

Providing services of private pension fund management to affiliated pensioners.

Investment banking -

Provide investment brokerage and management to a broad and diverse clientele, including corporations, institutional investors, governments and foundations. Also the structuring, and placement of issues in the primary market, as well as the execution and negotiation of operations in the secondary market. Additionally, it structures securitization processes for companies and manages mutual funds.

The Group monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices used between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

No revenue from transactions with a single external customer or counterparty amounted to 10 percent or more of the Group’s total revenue in the years 2017, 2016 and 2015.

(i)	The table below shows (in millions of soles) a breakdown of the Group’s total income, operating income and non-current assets; classified by location of customers and assets, respectively for the years ended December 31, 2017, 2016 and 2015:

2017	Total income (*)	Operating income (**)	Allowance for loan losses, net of recoveries	Depreciation and amortization	Impairment of available for sale assets	Income before income tax	Income tax	Net profit	Capital expenditures intangibles and goodwill	Total assets	Total liabilities

Banking	14,071	8,154	(1,789)	(326)	(8)	4,886	(1,266)	3,620	339	145,999	128,324
Insurance	2,474	619	-	(49)	-	353	(28)	325	59	10,988	8,409
Pension funds	392	1	-	(23)	-	206	(66)	140	10	798	243
Investment banking	791	(12)	-	(22)	7	130	(33)	97	8	12,687	11,243
Total consolidated	17,728	8,762	(1,789)	(420)	(1)	5,575	(1,393)	4,182	416	170,472	148,219

2016	Total income (*)	Operating income (**)	Allowance for loan losses, net of recoveries	Depreciation and amortization	Impairment of available for sale assets	Income before income tax	Income tax	Net profit	Capital expenditures intangibles and goodwill	Total assets	Total liabilities

Banking	13,059	7,890	(1,785)	(319)	(16)	4,175	(1,127)	3,048	326	142,775	125,998
Insurance	2,577	666	-	(45)	1	355	(51)	304	44	9,789	7,646
Pension funds	411	1	-	(21)	-	225	(70)	155	8	757	245
Investment banking	712	2	-	(22)	1	136	(33)	103	9	3,114	2,430
Total consolidated	16,759	8,559	(1,785)	(407)	(14)	4,891	(1,281)	3,610	387	156,435	136,319

2015	Total income (*)	Operating income (**)	Allowance for loan losses, net of recoveries	Depreciation and amortization	Impairment of available for sale assets	Income before income tax	Income tax	Net profit	Capital expenditures intangibles and goodwill	Total assets	Total liabilities

Banking	12,395	7,328	(1,881)	(232)	(57)	3,692	(1,032)	2,659	272	142,963	129,189
Insurance	2,439	630	-	(42)	13	424	(74)	350	144	9,059	7,270
Pension funds	403	(1)	-	(19)	-	228	(66)	162	2	766	247
Investment banking	528	2	-	(103)	-	17	(25)	(8)	7	2,692	2,047
Total consolidated	15,765	7,959	(1,881)	(396)	(44)	4,361	(1,197)	3,163	425	155,480	138,753

(ii)	The following table presents (in millions of soles) the distribution of the external revenue, operating revenue and non-current assets of the Group; all assigned based on the location of the clients and assets, respectively, at December 31, 2017, 2016 and 2015:

	At December 31, 2017				At December 31, 2016				At December 31, 2015
	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities	Total income (*)	Operating income (**)	Total non current assets (***)	Total liabilities

Perú	11,668	8,199	2,976	130,953	11,388	8,051	2,994	119,813	10,907	7,533	3,070	121,870
Panama	4,274	37	121	933	3,791	27	124	1,254	3,491	23	104	2,233
Cayman Islands	512	183	5	5,250	466	147	5	5,695	490	129	5	5,940
Bolivia	813	338	102	8,490	682	321	79	7,246	507	267	79	6,672
Colombia	286	10	145	1,573	264	17	172	1,396	233	12	172	1,500
United States of America	8	-	-	2	8	-	-	2	5	-	-	3
Chile	167	(5)	139	1,018	160	(4)	138	913	132	(5)	142	535
Total Consolidated total	17,728	8,762	3,488	148,219	16,759	8,559	3,512	136,319	15,765	7,959	3,572	138,753

(*)	Including total interest and similar income, other income and net premiums earned from insurance activities.
(**)	Operating income includes the net interest income from banking activities and the amount of the net premiums earned, less insurance claims.
(***)	Non-current assets consist of property, furniture and equipment, intangible assets, and goodwill, net.

30	TRANSACTIONS WITH RELATED PARTIES

a)	The Group’s consolidated financial statements at December 31, 2017 and 2016 include transactions with related companies, the Board of Directors, the Group’s key executives (defined as the Management of Credicorp) and the companies which are controlled by these individuals through their majority shareholding or their role as Chairman or CEO.

b)	The table below shows the main transactions with related parties as of December 31, 2017 and 2016:

	2017	2016
	S/000	S/000

Statement of financial situation -
Direct loans	1,468,211	1,181,648
Available-for-sale investments and trading securities	715,490	433,517
Deposits	(1,022,462)	(264,564)
Trading derivatives	(2,674)	1,074

Statement of income
Interest income related to loans – income	23,992	28,872
Interest expenses related to deposits – expense	(8,342)	(8,001)
Other income	7,247	9,098

Off balance sheet
Contingent credits	385,360	236,106

c)	All transactions with related parties are made in accordance with normal market conditions available to other customers. At December 31, 2017, direct loans to related companies are secured by collaterals, had maturities between January 2018 and July 2028 at an annual average interest rate of 6.01 percent (at December 31, 2016 they had maturities between January 2017 and September 2026 and bore an annual average interest rate of 7.15 percent). Also, at December 31, 2017 and 2016, the Group maintains an allowance for loan losses to related parties amounting to S/7.2 million and S/6.4 million, respectively.

d)	At December 31, 2017 and 2016, directors, officers and employees of the Group have been involved, directly and indirectly, in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian Banking and Insurance Law Nº26702, which regulates and limits certain transactions with employees, directors and officers of a bank or an insurance company. At December 31, 2017 and 2016, direct loans to employees, directors, key management and family members amounted to S/957.2 million and S/1,015.9 million, respectively; they are repaid monthly and earn interest at market rates.

e)	The Group’s key executives’ compensation (including the related income taxes assumed by the Group) as of December 31, 2017, 2016 and 2015 was as follows:

	2017	2016	2015
	S/000	S/000	S/000

Salaries	41,211	43,177	37,255
Directors’ fees	7,105	7,351	6,692
Total	48,316	50,528	43,947

Additionally, approximately S/32.1 million of stock awards vested at December 31, 2017 (S/30.1 million and S/22.3 million at December 31, 2016 and 2015, respectively). The related income tax is assumed by the Group.

f)	At December 31, 2017 and 2016 the Group holds interests in various mutual funds and hedge funds managed by certain of the Group’s Subsidiaries; those interests are classified as trading securities or available-for-sale investments.

The details of the mutual funds classified as available-for-sale are presented below:

	2017	2016
	S/000	S/000

Held-for-trading and available-for-sale investments
Mutual funds – Soles	125,056	2,741
Mutual funds – Bolivianos	77,804	88,838
Mutual funds – U.S. Dollars	40,588	38,436
Mutual funds – Colombian pesos	21,525	1,747
Mutual funds – Chilean pesos	14,267	13,501
Total	279,240	145,263

Restricted Mutual Funds	416,696	368,418

31	FINANCIAL INSTRUMENTS CLASSIFICATION

The table below shows the carrying amounts of the financial assets and liabilities captions in the consolidated statement of financial position, by categories as defined under IAS 39:

	At December 31, 2017							At December 31, 2016
	Financial assets and liabilities measured at fair value							Financial assets and liabilities measured at fair value
	Held for trading or hedging	Designated at inception	Loans and receivables	Investments available for-sale	Investments held-to- maturity	Liabilities at amortized cost	Total	Held for trading or hedging	Designated at inception	Loans and receivables	Investments available for-sale	Investments held-to- maturity	Liabilities at amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets

Cash and due from banks	-	-	23,221,987	-	-	-	23,221,987	-	-	16,645,769	-	-	-	16,645,769
Cash collateral, reverse repurchase agreements and securities borrowings	-	-	7,480,420	-	-	-	7,480,420	-	-	10,919,624	-	-	-	10,919,624
Trading securities	4,024,737	-	-	-	-	-	4,024,737	4,015,019	-	-	-	-	-	4,015,019
Available-for-sale investments	-	-	-	24,423,891	-	-	24,423,891	-	-	-	18,685,667	-	-	18,685,667
Held-to-maturity Investments	-	-	-	-	4,413,373	-	4,413,373	-	-	-	-	5,118,420	-	5,118,420
Loans, net	-	-	95,977,277	-	-	-	95,977,277	-	-	90,561,768	-	-	-	90,561,768
Financial assets designated at fair value through profit or loss	-	537,685	-	-	-	-	537,685	-	459,099	-	-	-	-	459,099
Premiums and other policies receivable	-	-	656,829	-	-	-	656,829	-	-	643,224	-	-	-	643,224
Accounts receivable from reinsurers and coinsurers	-	-	715,695	-	-	-	715,695	-	-	454,187	-	-	-	454,187
Due from customers on acceptances	-	-	532,034	-	-	-	532,034	-	-	491,139	-	-	-	491,139
Other assets, Note 12	701,826	-	1,759,125	-	-	-	2,460,951	942,602	-	1,286,082	-	-	-	2,228,684
	4,726,563	537,685	130,343,367	24,423,891	4,413,373	-	164,444,879	4,957,621	459,099	121,001,793	18,685,667	5,118,420	-	150,222,600

Liabilities

Deposits and obligations	-	-	-	-	-	97,170,411	97,170,411	-	-	-	-	-	85,916,387	85,916,387
Payables from repurchase agreements and security lendings	-	-	-	-	-	13,415,843	13,415,843	-	-	-	-	-	15,127,999	15,127,999
Due to banks and correspondents	-	-	-	-	-	7,996,889	7,996,889	-	-	-	-	-	7,493,916	7,493,916
Bankers’ acceptances outstanding	-	-	-	-	-	532,034	532,034	-	-	-	-	-	491,139	491,139
Financial liabilities at fair value through profit or loss	168,089	-	-	-	-	-	168,089	209,520	-	-	-	-	-	209,520
Accounts payable to reinsurers and coinsurers	-	-	-	-	-	235,185	235,185	-	-	-	-	-	233,892	233,892
Bonds and Notes issued	7,986,539	-	-	-	-	8,255,718	16,242,257	8,412,515	-	-	-	-	7,527,088	15,939,603
Other liabilities, Note 12	636,762	-	-	-	-	3,236,251	3,873,013	673,015	-	-	-	-	2,540,980	3,213,995
	8,791,390	-	-	-	-	130,842,331	139,633,721	9,295,050	-	-	-	-	119,331,401	128,626,451

32	FINANCIAL RISK MANAGEMENT

The Group’s activities involve principally the use of financial instruments, including derivatives. The Group accepts deposits from customers at both fixed and floating rates, for various periods, and invests these funds in high-quality assets. Additionally, it places these deposits at fixed and variable rates with legal entities and individuals, considering the finance costs and expected profitability.

The Group also trades in financial instruments where it takes positions in traded and over-the-counter instruments, including derivatives, to take advantage of market movements in equities, bonds, currencies and interest rates.

Given the Group’s activities, it has a framework for risk appetite, a corner stone of our management. Our risk management processes involve continuous identification, measurement and monitoring. The Group is exposed, principally, to operating risk, credit risk, liquidity risk and market risk, strategic risk and insurance technical risk. Finally, we report on a consolidated basis the risks to which the Group is exposed.

a)	Risk management structure -

The Board of Directors of the Group and of each subsidiary is ultimately responsible for identifying and controlling risks; however, there are separate independent instances in the major subsidiaries responsible for managing and monitoring risks, as further explained below:

(i)	Board of Directors Credicorp -

The Board of Directors is responsible for the overall risk management approach and for the approval of the levels of risk appetite that the Group is prepared to assume. Furthermore, it approves the guidelines and policies for Integral Risk Management. On the other hand, the Board establishes an organizational culture which emphasizes the importance of risk management, oversees the internal control system and ensures the adequate performance of the compliance function.

Board of Group Companies –

The Board of each of the Group companies is responsible for aligning the risk management established by the Board of Credicorp with the context of each one of them. For that, it establishes a framework for risk appetite, policies and guidelines.

(ii)	Risk Committee -

It represents the Board of Credicorp in risk management decision-making. This Committee defines the strategies used for the adequate management of the different types of risks and the supervision of risk appetite. In addition to establishing principles, policies and general limits.

The Risk Committee is presided by a Board member of Credicorp, it is also consists of a CEOsecond member of the Board of Credicorp, a Board member of BCP, the General Manager of BCP, the Central Manager of Planning and Finance of BCP, the Central Risk Manager of BCP and the Manager of Risk Management of BCP CFO.

In addition to effectively managing all the risks, the Risk Committee is supported by the following committees which report on a monthly basis all relevant changes or issues relating to the risks being managed:

Credit Risk Committees -

The Credit Risk Committee is responsible for reviewing the tolerance level of the credit risk appetite and the limits of exposure. As well as also proposing credit risk management norms and policies within the framework of governance and the organization for the integral management of credit risk. Furthermore, it proposes the approval of any changes to the functions described above and important findings to the Risk Committee.

Treasury and ALM (Asset Liability Management) Risk Committee -

The Treasury and ALM Risk Committee is responsible for analyzing and proposing the risk appetite and exposure level of the Treasury. It also proposes the guidelines and policies for the Treasury Risk Management and ALM, within the framework of governance and organization for the integral management of market risks. Furthermore, it is responsible for proposing the approval of any changes in the functions described above and for reporting any finding to the Risk Committee.

Operational Risk Committee -

The Operational Risk Committee is responsible for reviewing the tolerance level, the appetite for operational risk and the limits of exposure. It also proposes the norms and policies for the management of operational risks and the mechanisms for the implementation of corrective actions within the governance framework. Furthermore, it proposes the approval of any changes to the functions described above and reports any finding to the Risk Committee.

(iii)	Central Risk Management -

The Central Risk Management is responsible for implementing policies, procedures, methodologies and actions to identify, measure, monitor, mitigate, report and control the different types of risks to which the Group is exposed. Also, it participates in the design and definition of the strategic plans of the business units to ensure that they are framed within the risk appetite metrics approved by the Group’s Board of Directors of Credicorp.

The Central Risk Management is divided into the following areas:

Credit Division -

The Credit Division is responsible for ensuring the quality of the wholesale banking portfolio in accordance with the Group’s risk strategy and appetite on the basis of an efficient management of the lending process relying on well-defined lending policies and highly trained personnel with best lending practices.

Risk Management Division -

The Risk Management Division is responsible for ensuring that policies and risk management policies established by the Board of Directors are complied with and monitored. Supervise the process of risk management and coordinate the risk response with the companies of Credicorp involved in the whole process. It also has the task of informing Senior Management regarding: global exposure and by type of risk, as well as the specific exposure of each of the Group’s companies.

The Risk Management Division consists of the following units: The Operational Risk and Insurance Risk Management Department, the Credit and Corporate Management Risk Department, Market Risk Management Department, Global Risk Management, Internal Validation and Risk Management Methodology and Modelling.

Retail Banking Risk Division -

This division is responsible for ensuring the quality of the retail portfolio and the development of credit policies that are consistent with the overall guidelines and policies set by the Board of Credicorp.

Treasury Risk Management –

The Treasury Risk Management is responsible for planning, coordinating and monitoring the implementation of the Treasury Division with risk measurement methodologies and limits approved by the Risk Committee. Also, it is responsible for assessing the effectiveness of hedge derivatives and the valuation of investments.

(iv)	Internal Audit Division and Compliance Division -

The Audit Division is in charge of monitoring on an ongoing basis the effectiveness of the risk management function of the Group, verifying compliance with laws and regulations, as well as the policies, objectives and guidelines set by the Board of Directors. On the other hand, it evaluates the sufficiency and level of integration of the Group’s information and database systems. Finally, it ensures that independence is maintained between the functions of the risk management and business units, for each of the Group’s companies.

The Compliance Division is responsible for ensuring applicable laws and regulations and the internal Code of Ethics are adhered to.

b)	Risk measurement and reporting systems -

Credicorp has independent databases that are subsequently integrated through corporate reports. These reports enable it to monitor at an aggregate and detailed level, the different types of risks to which each company is exposed. The system provides it the ability to comply with the needs for revision of the risk appetite requested by the above-mentioned committees and areas; as well as also complying with regulatory requirements.

c)	Risk mitigation -

Depending on the type of risk, the Group uses mitigating instruments to reduce its exposure, such as guarantees, derivatives, controls, insurance, among others. Furthermore, it has policies linked to risk appetite and established procedures for each type of risk.

The Group actively uses guarantees to reduce its credit risks.

d)	Risk appetite -

In the different subsidiaries of the Group, the respective Boards approve the risk appetite framework to define the maximum level of risk that the organization is willing to take in seeking to accomplish its strategic and financial objectives. This Risk Appetite framework is based on primary and secondary objectives:

Primary objectives are intended to preserve the strategic pillars of the organization, defined as solvency, liquidity, profit and growth, stability of results and balance structure.

Secondary objectives are intended to monitor on a qualitative and quantitative basis the various risks to which the Group is exposed, as well as defining a tolerance threshold of each of those risks, so the risk profile set by the Board is preserved and any risk focus is anticipated on a more granular basis.

Risk appetite is instrumented through the following elements:

-	Risk appetite statement: It makes explicit the general principles and the qualitative declarations which complement the Bank’s risk strategy.

-	Metrics scorecard: These are used to define the levels of risk exposure in the different strategic pillars.

-	Limits: Allows to take over the risk-taking process within the tolerance established by the Board. They also provide accountability for the risk-taking process and define guidelines regarding the target risk profile.

-	Government of the risk appetite process: Seeks to guarantee compliance of the framework through the different roles and responsibilities assigned to the units involved.

e)	Risk concentration -

Concentrations arise when a reduced and representative number of all of the counterparties of the Group are engaged in similar business activities, or activities in the same geographic region, or have similar economic, political or other conditions.

In order to avoid excessive concentrations of risk, the policies and procedures include specific guidelines to guarantee a diversified portfolio.

32.1	Credit risk -

a)	The Group takes on exposure to credit risk, which is the probability of suffering losses caused by debtors or counterparties failing to comply with payment obligations in on or off the balance sheet exposures.

Credit risk is the most important risk for the Group’s business; therefore, Management carefully manages its exposure to credit risk. Credit exposures arise principally from lending activities that lead to direct loans; they also result from investment activities. There is also credit risk in off-balance sheet financial instruments, such as contingent credits (indirect loans), which expose Credicorp to similar risks to direct loans. Likewise, credit risk arises from derivative financial instruments showing positive fair values. Finally, all exposure to credit risk (direct or indirect) is mitigated by the control processes and policies.

As part of the management of this type of risk, Credicorp assigns impairment provisions for its loan portfolio at the date of the statement of financial position.

The Group defines the levels of credit risk assumed based on risk exposure limits, which are frequently monitored. Said limits are established in relation to one borrower or group of borrowers, geographical and industry segments. Furthermore, the risk limits by product, industry sector and by geographical segment are approved by the Risk Committee.

Exposure to credit risk is managed through regular analysis of the ability of debtors and potential debtors to meet interest and principal repayment obligations and by changing the credit limits when it is appropriate. Some other specific control measures are outlined below:

(i)	Collateral -

The Group employs a range of policies and practices to mitigate credit risk. The most traditional of these is collaterize with guarantees part of the loan portfolio. The Group implements guidelines on the acceptability of specific classes of collateral or credit risk mitigation. The main types of collateral obtained are as follows:

-	For loans and advances, collaterals include, among others, mortgages over residential properties; liens over business assets such as plant building, inventory and accounts receivable; and liens over financial instruments such as debt securities and equity securities.

-	Long-term loans and financing to corporate entities, are generally not guaranteed. Loans to micro business generally have no collateral. In order to minimize credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators arise.

-	For repurchase agreements and securities lending, the collateral are represented by fixed income instruments and cash.

Collateral held as security for financial assets other than loans is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured, with the exception of assets backed securities and similar instruments, which are secured by portfolios of financial instruments.

Management monitors the market value of collateral, requests additional collateral in accordance with the underlying agreement, and monitors the market value of collateral obtained during its review of the adequacy of the allowance for impairment losses. It is the Group’s policy to dispose of seized assets in an orderly manner. The proceeds are used to reduce or repay the outstanding claim. In general, the Group does not use seized assets for its own business.

(ii)	Derivatives -

The amount subject to credit risk is limited to the current and potential fair value of instruments that are favorable to the Group (fair value is positive). In the case of derivatives this is only a small fraction of the contract, or notional values used to express the volume of instruments outstanding. This credit risk exposure is managed as part of the total credit limits with customers, together with potential exposures from market movements. Collateral or other security is not usually obtained for this type of risk exposure. With respect to derivatives agreed with non-financial customers, collaterals have been granted to secure the overall amount; with respect to financial counterparties, collaterals granted are those required under the clearing provisions issued by the International Swaps and Derivatives Association Inc. (ISDA) or the local framework agreement.

(iii)	Credit-related commitments -

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and letters of credit have the same credit risk as loans. Documentary and commercial letters of credit - which are written undertakings by the Group on behalf of a customer authorizing a third party to draw drafts on the Group up to a stipulated amount under specific terms and conditions - are collateralized by the underlying shipments of goods to which they relate and therefore have less risk than a direct loan. The Group has no mandatory commitments to extend credit.

In order to manage credit risk, as part of the Group’s risk management structure, there is a Credit Risk Management Department, the major functions of which are implementing methodologies and statistical models for measuring credit risk exposures, developing and applying methodologies for the calculation of risk-ratings, both at the corporate and business unit levels, performing analysis of credit concentrations, verifying that credit exposures are within the established limits and suggesting global risk exposures by economic sector, among others.

For enhanced risk identification, the Group has internal credit scoring models, which have been prepared and implemented for the main business segments. Each model is related to a defined group of scoring bands. Clients who are inside a band are characterized by having a similar risk level (within the band); however, they are different compared to the other band. For retail clients, these scoring models are highly related to management (admission, follow-up, campaigns, etc.) from different portfolios. On the other hand, for non-retail clients, ratings mainly serve as support for making credit decisions in admission, follow-up and price allocation, etc.

The Group has a Credit Division, which establishes the overall credit policies for each of the businesses in which the Group decides to take part. These credit policies are set forth based on the guidelines established by the Board of Directors and keeping in mind the statutory financial laws and regulations. The main activities are to establish the client credit standards and guidelines (evaluation, authorization and control); follow the guidelines established by the Board of Directors and General Management, as well as those established by governmental regulatory bodies; review and authorize credit applications, up to the limit within the scope of its responsibilities and to submit to upper hierarchies those credit applications exceeding the established limits; monitor credit-granting activities within the different autonomous entities, among others.

b)	The maximum exposure to credit risk at December 31, 2017 and 2016, before the effect of mitigation through any collateral, is the carrying amount of each class of financial assets indicated in note 32.7(a), 32.7(b) and the contingent credits detailed in note 20(a).

The Management is confident of its ability to continue to controlling and maintaining minimal exposure of credit risk to the Group resulting from both its loan and securities portfolio.

c)	Credit risk management for loans -

Credit risk management is mainly based on the rating and scoring of the internal models of each of the Group companies. In Credicorp, a quantitative and qualitative analysis of each customer is carried out, its financial condition and the conditions of the market in which those customers operate; for that purpose it classifies its loan portfolio into one of five pre-defined risk categories, depending upon the degree of risk of default of each debtor.

The categories used are: (i) normal - A, (ii) potential problems - B, (iii) substandard - C, (iv) doubtful - D and (v) loss - E, which have the following characteristics:

Normal (Class A):

Debtors of commercial loans that fall into this category have complied on a timely basis with their obligations and at the time of evaluation do not present any reason for doubt with respect to repayment of interest and principal on the agreed dates, and there is no reason to believe that the status will change before the next evaluation. To place a loan in Class A, a clear understanding of the use to be made of the funds and the origin of the cash flows to be used by the debtor to repay the loan is required. Additionally, consumer and micro-business loans are categorized as Class A if payments are current or up to eight days past-due. Residential mortgage loans are classified as Class A, if payments are current or up to thirty days past-due.

Potential problems (Class B):

Debtors of commercial loans included in this category are those that at the time of the evaluation demonstrate certain deficiencies, which, if not corrected in a timely manner, imply risks with respect to the recovery of the loan. Certain common characteristics of loans or credits in the category include: delays in loan payments which are promptly covered, a general lack of information required to analyze the credit, out-of-date financial information, temporary economic or financial imbalances on the part of the debtor which could affect its ability to repay the loan, and market conditions that could affect the economic sector in which the debtor is active. Consumer and micro-business loans are categorized as Class B if payments are between 9 and 30 days late. Residential mortgage loans are classified as Class B when payments are between 31 and 60 days late.

Substandard (Class C):

Debtors of commercial loans included in this category demonstrate serious financial weakness, often with operating results or available income insufficient to cover financial obligations on agreed upon terms, with no reasonable short-term prospects for a strengthening of their financial capacity. Debtors demonstrating the same deficiencies that warrant classification as category B warrant classification as Class C if those deficiencies are such that if they are not corrected in the near term, they could impede the recovery of principal and interest on the loan on the originally agreed terms. In addition, commercial loans are classified in this category when payments are between 61 and 120 days late. Consumer and micro-business loans are categorized as Class C if payments are between 31 and 60 days late. Residential mortgage loans are classified as Class C when payments are between 61 and 120 days late.

Doubtful (Class D):

Debtors of commercial loans included in this category present characteristics that make doubtful the recovery of the loan. Although the loan recovery is doubtful, if there is a reasonable possibility that in the near future the creditworthiness of the debtor might improve, a Class D categorization is appropriate. These credits are distinguished from Class E credits by the requirement that the debtor remains in operation, generates cash flow, and makes payments on the loan, although at a rate less than that specified in its contractual obligations. In addition, commercial loans are classified in this category when payments are between 121 and 365 days late. Consumer and micro-business loans are classified as Class D if payments are between 61 and 120 days late. Residential mortgage loans are Class D when payments are between 121 and 365 days late.

Loss (Class E):

Commercial loans which are considered unrecoverable or which for any other reason should not appear on the Group’s books as an asset based on the originally contracted terms fall into this category. In addition, commercial loans are classified in this category when payments are more than 365 days late. Consumer and micro-business loans are categorized as Class E if payments are more than 120 days late. Residential mortgage loans are classified as Class E when payments are more than 365 days late.

The Group constantly reviews the loan portfolio in order to assess the completion and accuracy of its classifications.

All loans considered impaired (the ones classified as substandard, doubtful or loss) are analyzed by the Group’s Management, which addresses impairment in two areas: individually assessed provisions and collectively assessed provisions, as follows:

•	Individually assessed allowance -

The methodology is applied to all of the impaired clients (classified as deficient, doubtful or loss) of Wholesale Banking and consists of estimating the loss generated by each client after deducting the present value of the future payments that he could pay and the recovery value of the guarantees, equally brought to present value.

The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group in order to reduce any differences between loss estimates and actual loss experience.

•	Collectively assessed allowance -

The methodology is applied for the unimpaired clients of Wholesale Banking and for Retail Credits (Consumer Credits, Small and Medium Enterprise Credits and Mortgage Loans). Allowance requirements are assessed collectively for losses on loans and advances that are not individually significant (including consumer, micro-business and residential mortgages) and for individually significant loans and advances where there is not yet objective evidence of individual impairment (included in categories A and B).

Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, and current economic conditions. The impairment allowance is then reviewed by Management to ensure alignment with the Group’s overall policy.

The methodology includes three estimation scenarios: base, upper threshold and lower threshold. These scenarios are generated by modifying some assumptions, such as collateral recovery values and the effects of changes in the economic environment.

The process to select the best estimate within the range is based on management´s best judgment, complemented by historical loss experience and the Company’s strategy (e.g. penetration in new segments).

Impairment losses are evaluated at each reporting date as soon as there is any objective evidence that a financial asset or group of assets is impaired.

Financial guarantees and letter of credit (indirect loans) are assessed and a provision estimated following a similar procedure as for loans.

In the case of borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and an additional country risk provision is recorded, if necessary.

When a loan is uncollectible, it is written off against the related provision for loan impairment. Said loans are written off after all the necessary legal procedures have been completed.

The subsequent recovery of written off loans decreases the amount of the provision for loan losses, in the consolidated statement of income.

The following is a summary of the direct credits classified into three important groups and their respective allowance for each of the types of loans:

(i)	Loans neither past due nor impaired, comprising those direct loans having presently no delinquency characteristics and related to clients ranked as normal or potential problems;
(ii)	Past due but not impaired loans, comprising past due loans of clients classified as normal or with potential problems and
(iii)	Impaired loans, those past due loans of clients classified as substandard, doubtful or loss;

	At December 31, 2017						At December 31, 2016
	Commercial loans	Residential mortgage loans	Micro- business loans	Consumer loans	Total	%	Commercial loans	Residential mortgage loans	Micro- business loans	Consumer loans	Total	%
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Neither past due nor impaired impaired
Normal	55,043,920	14,003,445	12,048,576	10,685,098	91,781,039	96.34%	50,984,455	13,052,249	11,292,194	11,105,796	86,434,694	96.15%
Potential problem	1,081,497	61,482	240,063	104,359	1,487,401	1.56%	1,367,997	76,585	182,425	90,498	1,717,505	1.91%

Past due but not impaired
Normal	714,511	411,309	341,422	235,324	1,702,566	1.79%	329,448	503,168	274,003	430,932	1,537,551	1.71%
Potential problem	43,041	110,241	37,861	27,119	218,262	0.23%	38,703	101,805	40,711	17,014	198,233	0.22%

Impaired
Substandard	586,112	143,241	239,035	196,930	1,165,318	1.22%	468,745	143,610	224,559	222,401	1,059,315	1.18%
Doubtful	297,712	248,215	345,397	387,220	1,278,544	1.34%	355,146	231,872	309,523	379,923	1,276,464	1.42%
Loss	688,755	474,154	675,203	293,672	2,131,784	2.24%	589,377	386,165	628,213	271,872	1,875,627	2.09%
Gross	58,455,548	15,452,087	13,927,557	11,929,722	99,764,914	104.72%	54,133,871	14,495,454	12,951,628	12,518,436	94,099,389	104.68%

Less
Allowance for loan losses	1,237,616	228,287	1,476,578	1,558,017	4,500,498	4.72%	1,026,411	193,385	1,353,168	1,634,169	4,207,133	4.68%
Total, net	57,217,932	15,223,800	12,450,979	10,371,705	95,264,416	100.00%	53,107,460	14,302,069	11,598,460	10,884,267	89,892,256	100.00%

In accordance with IFRS 7, the entire loan balance is considered past due when debtors have failed to make a payment when contractually due.

At December 31, 2017, the renegotiated credits amount to approximately S/915.6 million, of which S/339.6 million are classified as not past due nor impaired, S/165.3 million as past due but not impaired and S/410.7 million as impaired but not past due (S/845.0 million, S/304.5 million, S/201.2 million and S/339.3 million, respectively, at December 31, 2016).

	At December 31, 2017					At December 31, 2016
	Commercial loans	Residential mortgage loans	Micro- business loans	Consumer loans	Total	Commercial loans	Residential mortgage loans	Micro- business loans	Consumer loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Impaired loans	1,572,579	865,610	1,259,635	877,822	4,575,646	1,413,268	761,647	1,162,295	874,196	4,211,406
Fair value of collateral	1,692,544	734,397	34,702	118,472	2,580,115	1,542,874	639,186	69,503	93,232	2,344,795
Allowance for loan losses	835,786	119,945	1,045,694	468,342	2,469,767	813,844	116,796	1,018,242	456,047	2,404,929

On the other hand, the breakdown of loans classified by maturity is shown below, according to the following criteria:

(i)	Current loans comprise those loans with no current indicators of delinquency and related to customers ranked as normal and with potential problems.
(ii)	Loans current but impaired, comprising those direct loans with no current indicators of delinquency but related to customers ranked as substandard, doubtful or loss.
(iii)	Loans with delays in payment of one day or more but which are not past due under our internal policies, comprising those direct loans related to customers ranked as normal, with potential problems, substandard, doubtful or loss.
(iv)	Internally overdue loans that are past due under our internal policies related to customers ranked as normal, with potential problems, substandard, doubtful or loss
(v)	The sum of items: loans with delays in payment form first day and the internal past due loans reflect the entire amount of “past due” loans in accordance with IFRS 7.

	As of December 31, 2017						As of December 31, 2016
	Current loans	Current but impaired	Loans with delays in payments of one day or more but not internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7	Current loans	Current but impaired	Loans with delays in payments of one day or more but not internal overdue loans	Internal overdue loans	Total	Total past due under IFRS 7
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Neither past due nor impaired
Normal	91,781,038	-	-	-	91,781,038	-	86,434,694	-	-	-	86,434,694	-
Potential problems	1,487,402	-	-	-	1,487,402	-	1,717,505	-	-	-	1,717,505	-

Past due but not impaired
Normal	-	-	1,662,913	39,653	1,702,566	1,702,566	-	-	1,512,321	25,230	1,537,551	1,537,551
Potential problems	-	-	176,861	41,401	218,262	218,262	-	-	162,730	35,503	198,233	198,233

Impaired debt
Substandard	-	412,582	386,177	366,560	1,165,319	752,737	-	349,529	495,719	214,067	1,059,315	709,786
Doubtful	-	203,952	393,463	681,128	1,278,543	1,074,591	-	299,196	294,905	682,363	1,276,464	977,268
Loss	-	118,048	121,564	1,892,172	2,131,784	2,013,736	-	30,927	181,452	1,663,248	1,875,627	1,844,700
Total	93,268,440	734,582	2,740,978	3,020,914	99,764,914	5,761,892	88,152,199	679,652	2,647,127	2,620,411	94,099,389	5,267,538

The classification of loans by type of banking and maturity is as follows:

	As of December 31, 2017					As of December 31, 2016
	Current loans	Current but impaired	Loans with delay in payments of one day or more but not internal overdue loans	Internal overdue loans	Total	Current loans	Current but impaired	Loans with delay in payments of one day or more but not internal overdue loans	Internal overdue loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Commercial loans	56,125,417	211,918	790,739	1,327,475	58,455,548	51,108,503	230,366	1,317,893	1,477,109	54,133,871
Residential mortgage loans	14,064,927	185,853	693,482	507,825	15,452,087	13,266,248	193,819	626,045	409,342	14,495,454
Micro-business loans	12,288,639	207,548	774,435	656,934	13,927,557	12,451,403	18,072	180,871	301,282	12,951,628
Consumer loans	10,789,457	129,262	482,323	528,680	11,929,722	11,326,045	237,395	522,318	432,678	12,518,436
	93,268,440	734,581	2,740,979	3,020,914	99,764,914	88,152,199	679,652	2,647,127	2,620,411	94,099,389

d)	Credit risk management on reverse repurchase agreements and security borrowings -

Most of these operations are performed by Credicorp Capital Colombia and Inversiones IMT. The Group has implemented credit limits for each counterparty and most of the transactions are collateralized with investment grade financial instruments issued by Colombian and Chilean entities and financial instruments issued by the Colombian and Chilean Governments.

e)	Credit risk management on investments in trading securities, available-for-sale and held-to-maturity investments -

The Group evaluates the credit risk identified of each of the financial instruments in these categories, considering the risk rating granted to them by a risk rating agency. For investments traded in Peru, the risk ratings used are those provided by the three most prestigious Peruvian rating agencies (authorized by the Peruvian government regulator) and for investments traded abroad, the risk-ratings used are those provided by the three most prestigious international rating agencies.

In the event that any subsidiary uses a risk-rating prepared by any other risk rating agency, said risk-ratings are standardized with those provided by the afore-mentioned institutions.

The following table shows the analysis of the risk-rating of trading, available-for-sale and held-to-maturity investments, provided by the institutions referred to above:

	At December 31, 2017		At December 31, 2016
	S/(000)%		S/(000)%

Instruments rated in Peru:
AAA	1,254,943	3.8	1,412,290	5.1
AA- to AA+	1,313,967	4.0	1,060,347	3.8
A- to A+	6,850,118	20.9	5,483,403	19.7
BBB- to BBB+	2,279,478	7.0	1,919,853	6.9
BB- to BB+	469,679	1.4	314,913	1.1
Lower than +B	4,960	-	22,129	0.1
Unrated
BCRP certificates of deposit	10,026,038	30.5	7,066,653	25.4
Listed and unlisted securities	702,384	2.1	796,961	2.9
Restricted mutual funds	425,300	1.3	368,418	1.3
Mutual funds	167,607	0.5	50,314	0.2
Other instruments	29,181	0.1	90,407	0.3
Subtotal	23,523,655	71.6	18,585,688	66.8

	At December 31, 2017		At December 31, 2016
	S/(000)%		S/(000)%

Instruments rated abroad:
AAA	467,654	1.4	1,385,911	5.0
AA- to AA+	1,040,411	3.2	677,042	2.4
A- to A+	1,434,598	4.4	1,298,815	4.8
BBB- to BBB+	4,179,102	12.7	3,069,547	11.0
BB- to BB+	1,258,752	3.8	1,011,463	3.6
Lower than B+	19,869	0.1	148,212	0.5

Unrated:
Rated and unrated instruments	211,487	0.6	586,953	2.1
Certificates of deposit of Bolivia Central Bank	95,042	0.3	14,644	0.1
Participations of RAL funds	527,729	1.6	650,804	2.3
Mutual funds	98,911	0.3	245,730	0.9
Hedge funds	1,062	-	1,095	-
Other instruments	3,729	-	143,202	0.5
Subtotal	9,338,346	28.4	9,233,418	33.2
Total	32,862,001	100.0	27,819,106	100.0

f)	Concentration of financial instruments exposed to credit risk -

As of December 31, 2017 and 2016 financial instruments with exposure to credit risk were distributed considering the following economic sectors:

	2017						2016
	Designated at fair value through profit for loss						Designated at fair value through profit for loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available-for- sale	Investments held-to- maturity	Total	Held for trading and hedging	At inception	Loans and receivables	Investments available- for-sale	Investments held-to- maturity	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Central Reserve Bank of Peru	2,102,330	-	21,630,506	7,925,997	-	31,658,833	2,122,662	-	18,748,155	3,419,374	-	24,290,191
Financial services	1,057,679	320,619	11,644,317	4,700,343	98,866	17,821,824	2,051,650	321,298	10,732,478	5,721,827	123,676	18,950,929
Manufacturing	23,277	29,508	14,363,997	1,529,261	13,135	15,959,178	9,886	12,026	13,952,167	1,650,833	37,965	15,662,877
Mortgage loans	-	-	14,638,363	-	-	14,638,363	-	-	13,283,126	-	-	13,283,126
Consumer loans	-	-	10,816,588	-	-	10,816,588	-	-	11,410,640	-	-	11,410,640
Micro-business loans	-	-	12,897,206	-	-	12,897,206	-	-	5,175,700	-	-	5,175,700
Commerce	52,453	45,130	11,682,985	248,396	17,950	12,046,914	35,022	3,693	14,242,421	192,136	14,765	14,488,037
Government and public administration	1,287,212	40,480	450,174	5,220,054	4,164,128	11,162,048	221,754	11,199	245,948	2,830,156	4,836,820	8,145,877
Electricity, gas and water	79,825	52,521	4,148,658	1,918,317	56,331	6,255,652	26,068	41,877	4,562,433	1,903,494	44,640	6,578,512
Community services	-	-	4,408,494	34,495	-	4,442,989	-	-	4,118,309	43,992	-	4,162,301
Communications, storage and transportation	8,285	-	3,991,424	1,182,783	34,477	5,216,969	8,043	6,659	4,122,639	983,966	35,998	5,157,305
Mining	7,728	29,249	3,031,376	329,773	-	3,398,126	40,441	32,380	2,318,702	285,571	-	2,677,094
Construction	51,812	17,820	1,790,431	400,386	9,333	2,269,782	45,030	27,033	1,910,677	387,779	9,569	2,380,088
Agriculture	3,342	-	2,272,312	5,447	-	2,281,101	14,992	-	2,222,398	5,100	-	2,242,490
Insurance	6,664	-	404,691	-	-	411,355	24,376	-	1,288,212	-	-	1,312,588
Education, health and others services	5,279	2,358	1,494,635	213,181	-	1,715,453	9,956	2,934	912,031	359,602	3,471	1,287,994
Real Estate and Leasing	10,391	-	5,306,353	77,161	-	5,393,905	17,359	-	7,115,947	244,377	-	7,377,683
Fishing	1,689	-	394,287	-	-	395,976	7,521	-	405,538	-	-	413,059
Others	28,597	-	4,976,570	638,297	19,153	5,662,617	322,861	-	4,234,272	657,460	11,516	5,226,109
Total	4,726,563	537,685	130,343,367	24,423,891	4,413,373	164,444,879	4,957,621	459,099	121,001,793	18,685,667	5,118,420	150,222,600

As of December 31, 2017 and 2016 financial instruments with exposure to credit risk were distributed by the following geographical areas:

	2017						2016
	Designated at fair value through profit for loss						Designated at fair value through profit for loss
	Held for trading and hedging	At inception	Loans and receivables	Investments available-for- sale	Investments held-to- maturity	Total	Held for trading and hedging	At inception	Loans and receivables	Investments available-for- sale	Investments held-to- maturity	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Peru	2,394,575	118,396	114,046,024	17,324,374	3,900,388	137,783,757	2,661,743	174,771	107,315,656	11,515,894	4,606,110	126,274,174
United States of America	195,955	291,295	1,757,745	3,049,957	111,122	5,406,074	235,036	223,223	1,722,387	2,986,309	82,536	5,249,491
Bolivia	13,372	-	7,516,991	1,213,397	-	8,743,760	-	-	6,992,985	885,013	-	7,877,998
Colombia	1,324,999	28,510	1,619,679	590,387	138,941	3,702,516	1,245,998	-	1,157,154	780,468	150,667	3,334,287
Panama	4,909	-	498,512	48,531	-	551,952	65	-	660,191	65,767	-	726,023
Chile	411,276	22,154	1,906,346	379,465	72,004	2,791,245	342,613	29,315	1,597,426	838,702	69,839	2,877,895
Brazil	22,476	-	193,120	44,062	111,168	370,826	-	-	283,056	98,022	121,794	502,872
México	19,570	30,148	80,844	329,679	70,072	530,313	-	7,654	83,792	334,116	77,423	502,985
Canada	14,804	-	39,477	74,533	-	128,814	5,819	-	28,295	72,102	-	106,216
Europe:
United Kingdom	231,336	-	112,869	172,932	3,132	520,269	364,433	-	111,019	129,960	3,218	608,630
Others in Europe	2,215	-	131,983	269,958	-	404,156	1,605	-	133,373	154,668	-	289,646
France	90,845	-	12,883	48,649	1,639	154,016	98,556	-	23,465	74,734	1,708	198,463
Spain	-	-	204,100	5,048	3,269	212,417	-	-	205,334	6,119	3,414	214,867
Switzerland	231	-	89,718	47,027	-	136,976	-	-	171,335	36,065	-	207,400
The Netherlands	-	-	-	54,251	-	54,251	-	-	-	56,136	-	56,136
Others	-	47,182	2,133,076	771,641	1,638	2,953,537	1,753	24,136	516,325	651,592	1,711	1,195,517
Total	4,726,563	537,685	130,343,367	24,423,891	4,413,373	164,444,879	4,957,621	459,099	121,001,793	18,685,667	5,118,420	150,222,600

g)	Offsetting financial assets and liabilities -

The disclosures set out in the tables below include financial assets and liabilities that:

-	Are offset in the Group’s consolidated statement of financial position; or
-	Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial statements, irrespective of whether they are offset in the statement of financial position.

The similar agreements include derivative clearing agreements, master repurchase agreements, and master securities lending agreements. Similar financial instruments include derivatives, Accounts receivable from reverse repurchase agreements and security borrowings, payables from repurchase agreements and security lendings and other financial assets and liabilities. Financial instruments such as loans and deposits are not disclosed in the tables below unless they are offset in the statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because said agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle said instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and gives collateral in the form of cash and marketable securities in respect of the following transactions:

-	Derivatives;
-	Accounts receivable from reverse repurchase agreements and security borrowings;
-	Payables from repurchase agreements and security lendings; and
-	Other financial assets and liabilities

Such collateral adheres to standard industry terms including, when appropriate, an ISDA Credit Support Annex. This means that securities received/given as collateral can be pledged or sold during the term of the transaction but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions upon the counterparty’s failure to return the respective collateral.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	As of December 31, 2017
		Gross amounts of recognized financial liabilities and offset in the consolidated	Net of financial assets presented	Related amounts not offset in the consolidated statement of financial position
Description	Gross amounts recognized financial assets	statement of financial positions	in the consolidated statements of financial position	Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Receivables from derivatives	701,826	-	701,826	(86,292)	(80,140)	535,394
Cash collateral, reverse repurchase agreements and securities borrowings	7,480,420	-	7,480,420	(19,485)	(6,660,170)	800,765
Available-for-sale and held-to-maturity investments pledged as collateral	5,278,763	-	5,278,763	(4,387,330)	-	891,433
Total	13,461,009	-	13,461,009	(4,493,107)	(6,740,310)	2,227,592

	As of December 31, 2016
		Gross amounts of recognized financial liabilities and offset in the consolidated	Net of financial assets presented	Related amounts not offset in the consolidated statement of financial position
Description	Gross amounts recognized financial assets	statement of financial positions	in the consolidated statements of financial position	Financial instruments	Cash collateral received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Receivables from derivatives	942,602	-	942,602	(416,084)	(30,573)	495,945
Cash collateral, reverse repurchase agreements and securities borrowings	10,919,624	-	10,919,624	(2,022,625)	(7,642,111)	1,254,888
Available-for-sale and held-to-maturity investments pledged as collateral	3,849,558	-	3,849,558	(3,719,047)	-	130,511
Total	15,711,784	-	15,711,784	(6,157,756)	(7,672,684)	1,881,344

Financial liabilities subject to offsetting, enforceable master agreements for offsetting and similar agreements:

	As of December 31, 2017
	Gross amounts recognized financial	Gross amounts of recognized liabilities and offset in the consolidated statement of	Net amounts of financial liabilities presented in the consolidated statements of financial	Related amounts not offset in the consolidated statement of financial position
Description	liabilities	financial position	position	Financial instruments	Cash collateral pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables from derivatives	636,762	-	636,762	(86,292)	(149,846)	400,624
Payables from repurchase agreements and security lendings	13,415,843	-	13,415,843	(5,900,903)	(6,962,421)	552,519
Total	14,052,605	-	14,052,605	(5,987,195)	(7,112,267)	953,143

	As of December 31, 2016
	Gross amounts recognized financial	Gross amounts of recognized liabilities and offset in the consolidated statement of	Net amounts of financial liabilities presented in the consolidated statements of	Related amounts not offset in the consolidated statement of financial position
Description	liabilities	financial position	financial position	Financial instruments	Cash collateral pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Payables from derivatives	673,015	-	673,015	(416,084)	(175,788)	81,143
Payables from repurchase agreements and security lendings	15,127,999	-	15,127,999	(4,476,984)	(10,621,045)	29,970
Total	15,801,014	-	15,801,014	(4,893,068)	(10,796,833)	111,113

The gross amounts of financial assets and liabilities and their net amounts disclosed in the above tables have been measured in the statement of financial position on the following basis:

•	Derivative assets and liabilities are measured at fair value.
•	Cash collateral and reverse repurchase agreements and security borrowing and payables from repurchase agreements and security lendings are measured at amortized cost.
•	Financial liabilities are measured at fair value.

The difference between the carrying amount in the consolidated statement of financial position and the amounts presented in the tables above for derivatives (presented in other assets Note 12(b)), cash collateral and reverse repurchase agreement and security borrowing and payables from repurchase agreements and security and financial liabilities measured at fair value through profit or loss are financial instruments outside of the scope of offsetting disclosure.

32.2.	Market risk -

The Group takes on exposure to market risks, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks arise from open positions in interest rates, currency, commodities and equity products; all of which are exposed to general and specific market movements and changes in the level of volatility of prices such as interest rates, credit spreads, foreign exchange rates and equity prices. Due to the nature of the Group’s current activities, commodity price risk is not applicable.

The Group separates exposures to market risk into two groups: (i) those that arise from value fluctuation of trading portfolios due to movements of market rates or prices (Trading Book) and (ii) those that arise from changes in the structural positions of non-trading portfolios due to movements of the interest rates, prices and foreign exchange ratios (Banking Book).

The risks that trading portfolios face are managed through Value at Risk (VaR) historical simulation techniques; while non-trading portfolios (Trading book) are managed using Asset and Liability Management (ALM).

a)	Trading Book -

The trading book is characterized for having liquid positions in equities, bonds, foreign currencies and derivatives, arising from market-making transactions where the Group acts as a principal with the clients or with the market. This portfolio includes investments and derivatives classified by Management as held for trading.

(i)	Value at Risk (VaR) -

The Group applies the VaR approach to its trading portfolio to estimate the market risk of the main positions held and the maximum losses that are expected, based upon a number of assumptions for various changes in market conditions and considering the risk appetite of the subsidiary.

Daily calculation of VaR is a statistically-based estimate of the maximum potential loss on the current portfolio from adverse market movements.

The VaR expresses the “maximum” amount the Group might lose, but only to a certain level of confidence (99 percent). There is therefore a specified statistical probability (1 percent) that actual loss could be greater than the VaR estimate. The VaR model assumes a certain “holding period” until positions can be closed (1 - 10 days).

The time horizon used to calculate VaR is one day; however, the one-day VAR is amplified to a 10-day time frame and calculated multiplying the one-day VaR by the square root of 10. This adjustment will be accurate only if the changes in the portfolio in the following days have a normal distribution identical and independent; because of that, the result is multiplied by a non-normality adjustment factor. The limits and consumptions of the VaR are established on the basis of the risk appetite and the trading strategies of each subsidiary.

The assessment of past movements has been based on historical one-year data and 124 market risk factors, which are composed as follows: 25 market curves, 78 stock prices, 12 mutual funds values, 1 volatility series and 8 survival probability curves. The Group applies these historical changes in rates directly to its current positions (a method known as historical simulation). The Management of the Group believes the market risk factors incorporated into its VaR model are adequate to measure the market risk to which the Group’s trading book is exposed.

The use of this approach does not prevent losses outside of these limits in the event of more significant market movements. Losses exceeding the VaR figure may occur, on average under normal market conditions, not more than once every hundred days.

VaR limits have been established to control and keep track of all the risks taken. These risks arise from the size of the positions and/or the volatility of the risk factors embedded in each financial instrument. Regular reports are prepared for the Treasury and ALM Risk Committee, the Risk Management Committee and Senior Management.

VaR results are used to generate economic capital estimates by market risk, which are periodically monitored and are part of the overall risk appetite of each subsidiary. Furthermore, at Group level, there is also a limit to the risk appetite of the trading portfolio, which is monitored and informed to the Credicorp Treasury Risks and ALM Committee.

In VaR calculation, the effects of the exchange rate are not included because said effects are measured in the net monetary position, see note 32.2 (b)(ii).

The consolidated VaR showed a reduction during the year 2017, due to a lower exposure to the rate risk and price factor, as a result of the reduction in the positions of fixed income, variable income and swaps. The VaR was maintained within the risk appetite limits approved by the Risk Committee of each company of the group, as well as by the Corporate Risk Committee.

As of December 31, 2017 and 2016 the Group’s VaR by type of asset is as follows:

	2017	2016
	S/(000)	S/(000)

Equity investments	2,757	9,624
Debt investments	4,504	19,371
Swaps	7,661	13,045
Forwards	2,111	2,470
Options	251	1,160
Diversification effect	(9,884)	(19,748)
Consolidated VaR by type of asset	7,400	25,922

As of December 31, 2017 and 2016, the Group’s VaR by risk type is as follows:

	2017	2016
	S/(000)	S/(000)

Interest rate risk	7,836	22,553
Price risk	2,759	9,623
Volatility risk	-	319
Diversification effect	(3,195)	(6,573)
Consolidated VaR by type of risk	7,400	25,922

b)	ALM Book -

Non-trading portfolios which comprise the Banking Book are exposed to different sensitivities that can bring about a deterioration in the value of assets compared to liabilities and hence to a reduction of its net worth.

(i)	Interest rate risk -

The Banking Book-related interest rate risk arises from eventual changes in interest rates that may adversely affect the expected gains (risk gains) or market value of financial assets and liabilities reported on the balance sheet (Net economic value). The Group assumes the exposure to the interest rate risk that may affect their fair value as well as the cash flow risk of future assets and liabilities.

The Risk Committee sets the guidelines regarding the level of unmatched repricing of interest rates that can be tolerated, which is periodically monitored through ALCO.

Corporate policies include guidelines for the management of the Group’s exposure to the interest rate risk. These guidelines are implemented considering the features of each segment of business in which the Group entities operate.

In this regard, Group companies that are exposed to the interest rate risk are those that have yields based on interest, such as credits, investments and technical reserves. Interest rate risk management in BCP Peru, BCP Bolivia, MiBanco, Atlantic Security Bank and Pacífico Grupo Asegurador is carried out by performing a repricing gap analysis, sensitivity analysis of the financial margin (GER) and sensitivity analysis of the net economic value (VEN). These calculations consider different rate shocks in stress scenarios.

Analysis of repricing gap -

The repricing gap analysis is intended to measure the interest rate risk exposure when the bank’s interest-sensitive liabilities exceed its interest-sensitive assets. By this analysis, management can identify the tranches in which the interest rate variations may have a potential impact.

The table below summarizes the Group’s exposure to interest rate risks. It includes the Group’s financial instruments at carrying amounts, categorized by the earlier of contractual re-pricing or maturity dates:

	At December 31, 2017
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000	S/(000)
Assets
Cash and due from banks, Cash collateral, reverse repurchase agreements and securities borrowings	11,473,580	1,859,361	4,638,314	6,222,420	79,788	6,428,944	30,702,407
Investments	1,642,823	3,789,292	4,013,113	6,208,053	11,072,700	2,111,283	28,837,264
Loans, net	12,192,582	15,509,563	23,933,640	32,989,209	12,108,217	(755,934)	95,977,277
Financial assets designated at fair value through profit or loss	-	-	-	-	-	537,685	537,685
Premiums and other policies Accounts receivable	626,392	22,088	6,500	1,849	-	-	656,829
Accounts receivable from reinsurers and coinsurers	163,425	309,669	208,531	34,070	-	-	715,695
Other assets (*)	180,725	24,927	9,736	5,946	577,129	8,221,926	9,020,389
Total assets	26,279,527	21,514,900	32,809,834	45,461,547	23,837,834	16,543,904	166,447,546

Liabilities
Deposits and obligations	26,156,669	9,513,156	17,056,114	36,200,975	6,213,829	2,029,668	97,170,411
Payables from repurchase agreements, security lending and due to banks and correspondents and banker’s acceptances outstanding	4,070,558	1,949,926	6,931,824	6,056,395	2,153,396	250,633	21,412,732
Accounts payable to reinsurers	51,814	141,708	31,726	9,937	-	-	235,185
Technical, insurance claims reserves and reserves for unearned premiums	200,307	118,642	443,141	1,918,617	3,922,902	840,151	7,443,760
Financial liabilities at fair value through profit or loss	-	-	-	-	-	168,089	168,089
Bonds and notes issued	791,247	1,656	395,125	11,998,887	2,973,831	81,511	16,242,257
Other liabilities (**)	155,851	211,103	2,434	-	-	5,176,758	5,546,146
Equity	-	-	-	-	-	22,253,703	22,253,703
Total liabilities and equity	31,426,446	11,936,191	24,860,364	56,184,811	15,263,958	30,800,513	170,472,283

Off-balance-sheet accounts
Derivative financial assets	1,397,860	2,023,671	426,309	6,993,576	2,393,197	-	13,234,613
Derivative financial liabilities	4,153,574	4,460,947	181,534	3,944,123	494,435	-	13,234,613
	(2,755,714)	(2,437,276)	244,775	3,049,453	1,898,762	-	-
Marginal gap	(7,902,633)	7,141,433	8,194,245	(7,673,811)	10,472,638	(14,256,609)	(4,024,737)
Accumulated gap	(7,902,633)	(761,200)	7,433,045	(240,766)	10,231,872	(4,024,737)	-

(*)       Includes property, furniture and equipment, net, intangible and goodwill, net, due from customers on acceptances and other assets.

(**)     Includes banker’s acceptances outstanding and other liabilities.

Investments accounted for at fair value through profit or loss and trading derivatives are not taken into account, due to the fact that these instrument are part of the trading book and the Value at Risk methodology is used to measure their market risks.

	At December 31, 2016
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/000	S/000	S/000
Assets
Cash and due from banks, Cash collateral, reverse repurchase agreements and securities borrowings	7,467,818	1,845,264	3,709,882	9,890,459	109,340	4,542,630	27,565,393
Investments	1,574,831	465,421	3,913,328	6,261,652	8,908,298	2,680,557	23,804,087
Loans, net	10,525,263	16,135,337	22,739,878	30,353,995	11,170,586	(363,291)	90,561,768
Financial assets designated at fair value through profit or loss	-	-	-	-	-	459,099	459,099
Premiums and other policies Accounts receivable	623,005	16,533	2,898	788	-	-	643,224
Accounts receivable from reinsurers and coinsurers	110,263	202,610	120,159	21,155	-	-	454,187
Other assets (*)	373,946	5,590	12,537	7,024	-	8,533,348	8,932,445
Total assets	20,675,126	18,670,755	30,498,682	46,535,073	20,188,224	15,852,343	152,420,203

Liabilities
Deposits and obligations	22,908,852	8,273,520	15,162,216	32,654,763	4,970,689	1,946,347	85,916,387
Payables from repurchase agreements, security lending and due to banks and correspondents to banks and correspondents	2,765,720	2,031,097	5,747,611	10,146,210	1,825,048	106,229	22,621,915
Accounts payable to reinsurers	32,963	158,957	36,633	5,339	-	-	233,892
Technical, insurance claims reserves and reserves for unearned premiums	185,671	104,065	396,609	1,730,011	3,637,198	732,635	6,786,189
Financial liabilities at fair value through profit or loss	-	-	-	-	-	209,520	209,520
Bonds and notes issued	52,366	40,792	639,238	8,492,272	6,226,773	488,162	15,939,603
Other liabilities (**)	446,131	1,577	218,539	190,300	-	3,754,658	4,611,205
Equity	-	-	-	-	-	20,116,511	20,116,511
Total liabilities and equity	26,391,703	10,610,008	22,200,846	53,218,895	16,659,708	27,354,062	156,435,222

Off-balance-sheet accounts
Derivative financial assets	461,724	2,118,173	498,864	5,738,651	3,961,574	-	12,778,986
Derivative financial liabilities	1,682,988	4,308,673	2,609,747	3,461,322	716,256	-	12,778,986
	(1,221,264)	(2,190,500)	(2,110,883)	2,277,329	3,245,318	-	-
Marginal gap	(6,937,841)	5,870,247	6,186,953	(4,406,493)	6,773,834	(11,501,719)	(4,015,019)
Accumulated gap	(6,937,841)	(1,067,594)	5,119,359	712,866	7,486,700	(4,015,019)	-

(*)       Includes property, furniture and equipment, net, intangible and goodwill, net, due from customers on acceptances and other assets.

(**)     Includes banker’s acceptances outstanding and other liabilities.

Investments accounted for at fair value through profit or loss and trading derivatives are not taken into account, due to the fact that these instruments are part of the trading book and the Value at Risk methodology is used to measure their market risks.

Sensitivity to changes in interest rates –

The sensitivity analysis of a reasonable possible change in interest rates on the Banking Book comprises an assessment of the sensibility of the financial margins that seeks to measure the potential changes in the interest accruals over a period of time and the expected movement of the interest rate curves as well as the sensibility of the net economic value, which is a long-term metric measured as the difference arising between the Net book value of net assets and liabilities before and after a variation in interest rates.

The sensitivity of the financial margin is the effect of the assumed changes in interest rates on the net interest income before income tax and non-controlling interest for one year, based on the floating rate of non-trading financial assets and financial liabilities held at December 31, 2017 and 2016, including the effect of derivative instruments. The sensitivity of Net Economic Value is calculated by revaluing interest rate from available-for-sale fixed income and held to maturity financial assets, before income tax and non-controlling interest, including the effect of any associated hedges, and derivative instruments designated as cash flow hedges. In managing the interest rate risk, no distinction is made by accounting category of the investments comprising the Banking Book, including instruments classified as available for sales and held to maturity investments.

The results of the sensitivity analysis regarding changes in interest rates at December 31, 2017 and 2016 are shown below:

	At December 31, 2017
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of economic value
			S/(000)		S/(000)
At December 31, 2017
Soles	+/-	50	-/+	1,451	-/+	354,899
Soles	+/-	75	-/+	2,176	-/+	532,348
Soles	+/-	100	-/+	2,901	-/+	709,798
Soles	+/-	150	-/+	4,352	-/+	1,064,696
U.S. Dollar	+/-	50	+/-	8,068	-/+	129,876
U.S. Dollar	+/-	75	+/-	12,103	-/+	194,813
U.S. Dollar	+/-	100	+/-	16,137	-/+	259,751
U.S. Dollar	+/-	150	+/-	24,205	-/+	389,627

	At December 31, 2016
Currency	Changes in basis points		Sensitivity of net profit		Sensitivity of economic value
			S/(000)		S/(000)
At December 31, 2016
Soles	+/-	50	-/+	8,851	-/+	285,263
Soles	+/-	75	-/+	13,276	-/+	427,895
Soles	+/-	100	-/+	17,701	-/+	570,526
Soles	+/-	150	-/+	26,552	-/+	855,790
U.S. Dollar	+/-	50	+/-	12,613	+/-	146,292
U.S. Dollar	+/-	75	+/-	18,919	+/-	219,438
U.S. Dollar	+/-	100	+/-	25,226	+/-	292,584
U.S. Dollar	+/-	150	+/-	37,838	+/-	438,876

The interest rate sensitivities set out in the table above are only illustrative and are based on simplified scenarios. The figures represent the effect of the pro-forma movements in the net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that would be taken by Management to mitigate the impact of this interest rate risk.

In addition, the Group seeks proactively to change the interest rate risk profile to minimize losses and optimize net revenues. The projections above also assume that the interest rate of all maturities moves by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections make other simplifying assumptions too, including that all positions run to maturity.

Available-for-sale investments in equity securities, mutual funds and hedge funds are not considered as part of the investment securities for interest rate sensitivity calculation purposes; however, a 10, 25 and 30 percent of changes in market prices is conducted to these price-sensitivity securities and the effect on expected unrealized gain or loss in comprehensive income, before income tax, as of December 31, 2017 and 2016 is presented below.

Market price sensitivity	Change in market prices	2017	2016
	%	S/(000)	S/(000)

Equity securities	+/-10	81,664	130,750
Equity securities	+/-25	204,161	326,875
Equity securities	+/-30	244,993	392,250
Mutual funds	+/-10	40,937	29,234
Mutual funds	+/-25	102,343	73,085
Mutual funds	+/-30	122,811	87,701
Hedge funds	+/-10	106	110
Hedge funds	+/-25	266	274
Hedge funds	+/-30	319	329

(ii)	Foreign exchange risk -

The Group is exposed to foreign currency exchange rates on its financial position and cash flows. Management sets limits on the level of exposure by currency and in total for both overnight and intra-day positions, which are monitored daily.

At December 31, 2017, the free market exchange rate for buying and selling transactions for each United Stated Dollar, the main foreign currency held by the Group, was S/3.241 (S/3.356 at December 31, 2016).

Foreign currency transactions are made at the free market exchange rates of the countries where Credicorp’s Subsidiaries are established. As of December 31, 2017 and 2016, the Group’s assets and liabilities by currencies were as follows:

	At December 31, 2017				At December 31, 2016
	Soles	U.S. Dollar	Other currencies	Total	Soles	U.S. Dollar	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Monetary assets
Cash and due from banks	3,149,300	18,578,798	1,493,889	23,221,987	2,675,238	12,131,203	1,839,328	16,645,769
Cash collateral, reverse repurchase agreements and securities borrowings Borrowings	119,976	6,915,937	444,507	7,480,420	4,021	10,621,045	294,558	10,919,624
Trading securities	2,222,061	209,543	1,593,133	4,024,737	2,433,444	172,999	1,408,576	4,015,019
Available-for-sale investments	13,804,121	7,697,970	810,517	22,312,608	8,326,735	7,301,306	367,248	15,995,289
Held-to-maturity investments	3,453,790	959,583	-	4,413,373	4,102,739	1,015,681	-	5,118,420
Loans, net	56,226,385	33,580,636	6,170,256	95,977,277	53,118,275	32,215,401	5,228,092	90,561,768
Financial assets at fair value through profit or loss	48,454	489,231	-	537,685	85,333	373,766	-	459,099
Other assets	1,219,985	2,268,659	876,864	4,365,508	1,456,407	1,993,385	538,039	3,987,831
Total	80,244,072	70,700,357	11,389,166	162,333,595	72,202,192	65,824,786	9,675,841	147,702,819

Monetary liabilities
Deposits and obligations	(43,334,026)	(45,875,469)	(7,960,916)	(97,170,411)	(37,468,123)	(41,514,198)	(6,934,066)	(85,916,387)
Payables from repurchase agreements and security Lendings	(10,155,790)	(1,582,783)	(1,677,270)	(13,415,843)	(12,522,337)	(1,313,163)	(1,292,499)	(15,127,999)
Due to bank and correspondents	(3,229,753)	(4,463,659)	(303,477)	(7,996,889)	(2,630,256)	(4,644,838)	(218,822)	(7,493,916)
Financial liabilities at fair value through profit or loss	(3,094)	(26,057)	(138,938)	(168,089)	-	(6,052)	(203,468)	(209,520)
Insurance claims reserves and technical reserves and unearned premiums	(3,632,896)	(3,809,742)	(1,122)	(7,443,760)	(3,134,680)	(3,650,466)	(1,043)	(6,786,189)
Bonds and Notes issued	(3,869,494)	(12,271,451)	(101,312)	(16,242,257)	(2,544,031)	(13,291,371)	(104,201)	(15,939,603)
Other liabilities	(2,737,797)	(2,030,093)	(1,013,441)	(5,781,331)	(2,434,407)	(1,492,911)	(917,779)	(4,845,097)
Total	(66,962,850)	(70,059,254)	(11,196,476)	(148,218,580)	(60,733,834)	(65,912,999)	(9,671,878)	(136,318,711)
	13,281,222	641,103	192,690	14,115,015	11,468,358	(88,213)	3,963	11,384,108

Forwards position, net	859,439	(824,434)	(19,186)	15,819	508,304	(529,352)	(93,844)	(114,892)
Currency swaps position, net	370,697	(371,301)	3,776	3,172	245,063	(245,098)	35	-
Cross currency swaps position, net	(1,725,567)	1,814,960	(92,565)	(3,172)	(1,340,985)	1,433,012	(92,027)	-
Options, net	60,704	(60,704)	-	-	(86,059)	86,059	-	-
Net monetary position	12,846,495	1,199,624	84,715	14,130,834	10,794,681	656,408	(181,873)	11,269,216

The Group manages foreign exchange risk by monitoring and controlling the currency position values exposed to changes in exchange rates. The Group measures its performance in soles. (since 2014 considering its change in functional currency, before it was measured in U.S. Dollars), so if the net foreign exchange position (U.S. Dollar) is an asset, any depreciation of soles with respect to this currency would positively affect the Group’s consolidated statement of financial position. The current position in a foreign currency comprises exchange rate-linked assets and liabilities in that currency. An institution’s open position in individual currencies comprises assets, liabilities and off-balance sheet items denominated in the respective foreign currency for which the institution itself bears the risk; any appreciation/depreciation of the foreign exchange would affect the consolidated statement of income.

The Group’s net foreign exchange position is the sum of its positive open non-soles positions (net long position) less the sum of its negative open non-soles positions (net short position). Any depreciation/appreciation of the foreign exchange position would affect the consolidated statement of income. A currency mismatch would leave the Group’s consolidated statement of financial position vulnerable to a fluctuation of the foreign currency (exchange rate shock).

The table below shows the sensitivity analysis of the U.S. Dollar, the currency to which the Group had significant exposure as of December 31, 2017 and 2016 in its non-trading monetary assets and liabilities and its forecast cash flows. The analysis calculates the effect of a reasonably possible movement of the currency rate against Soles with all other variables held constant on the consolidated statement of income, before income tax. A negative amount in the table reflects a potential net reduction in the consolidated statement of income, while a positive amount reflects a net potential increase:

Currency rate sensitivity	Change in currency rates	2017	2016
	%	S/(000)	S/(000)

Depreciation -
U.S. Dollar	5	(57,125)	(31,257)
U.S. Dollar	10	(109,057)	(59,673)

Appreciation -
U.S. Dollar	5	63,138	34,548
U.S. Dollar	10	133,292	72,934

32.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to meet its payment obligations associated with its short-term financial liabilities when they fall due and to replace funds when they are withdrawn. The consequence may be the failure to meet obligations to repay depositors, fulfill commitments to lend or meet other operating cash needs.

The Group is exposed to daily calls on, among others, its available cash resources from overnight deposits, current accounts, maturing deposits, loan draw-downs, guarantees and other calls. The Management of the Group’s subsidiaries sets limits on the minimum proportion of funds available to meet such calls and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand. Sources of liquidity are regularly reviewed by the Market Risk Management Department to maintain a wide diversification by currency, geography, provider, product and term.

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the management of the Group. It is unusual for banks to be completely matched, as transacted business is often based on uncertain terms and of different types. An unmatched position potentially enhances profitability, but also increases the risk of losses.

The maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature are important factors in assessing the liquidity of the Group.

A mismatch, in the maturity of long-term illiquid assets against short-term liabilities, exposes the consolidated statement of financial position to risks related both to rollover and to interest rates. If liquid assets do not cover maturing debts, a consolidated statement of financial position is vulnerable to a rollover risk. Furthermore, a sharp increase in interest rates can dramatically increase the cost of rolling over short-term liabilities, leading to a rapid increase in debt service. The contractual-maturity gap report is useful in showing liquidity characteristics.

Corporate policies have been implemented for liquidity risk management by the Group. These policies are consistent with the particular characteristics of each operating segment in which each of the Group companies operate. Risk Management heads set up limits and autonomy models to determine the adequate liquidity indicators to be managed.

Commercial banking:

Liquidity risk exposure in BCP Peru, BCP Bolivia, Mibanco and Atlantic Security Bank is based on indicators such as the Internal Liquidity Coverage Ratio (RCLI, the Spanish acronym) which measures the amount of liquid assets available to meet cash outflows needs within a given stress scenario for a period of 30 days and the Internal Ratio of Stable Net Funding (RFNEI, the Spanish acronym), which is intended to guarantee that long-term assets are financed at least with a minimum number of stable liabilities within a prolonged liquidity crisis scenario; the latter works as a minimum compliance mechanism that supplements the RCLI. The core limits of these indicators are 100% and any excess is presented in the Credicorp Treasury Risk Committee, Credicorp Risk Committee and ALM of the respective subsidiary.

Insurance:

Liquidity risk management in Pacífico Grupo Asegurador follows a particular approach given the nature of the business. For annually renewable businesses, mainly “Pacífico Seguros”, the emphasis of liquidity is focused on the quick availability or resources in the event of a systemic event (e.g. earthquake); for this purpose, there are minimum investment indicators in place relating to local cash/time deposits and foreign fixed-income instruments of high quality and liquidity.

For long-term businesses such as Pacífico Seguros, given the nature of the products offered and the contractual relationship with customers (the liquidity risk is not material); the emphasis is on maintaining sufficient flow of assets and matching their maturities with maturities of obligations (mathematical technical reserves); for this purpose there are indicators that measure the asset/liability sufficiency and adequacy as well as calculations or economic capital subject to interest rate risk, a methodology of Credicorp.

AFPs:

Liquidity risk management in AFP Prima is carried out in a differentiated manner between the fund administrator and the funds being managed. Liquidity management regarding the fund administrator is focused on meeting periodic operating expense needs, which are supported with the collection of commissions. The fund administering entity does not record unexpected outflows of liquidity.

Investment banking:

Liquidity risk in the Grupo Credicorp Capital (Credicorp Capital Colombia, IM Trust y Credicorp Capital Perú) principally affects the security brokerage. In managing this risk, limits of use of liquidity have been established as well as matching maturities by dealing desk; follow-up on liquidity is performed on a daily basis for a short-term horizon covering the coming settlements. If short-term unmatched maturities are identified, repos are used. On the other hand, structural liquidity risk of Credicorp Capital is not significant given the low levels of debt, which is monitored regularly using financial planning tools.

Companies perform a liquidity risk management using the liquidity Gap or contractual maturity Gap.

The table below presents the cash flows payable by the Group by remaining contractual maturities (including future interest payments) at the date of the consolidated statement of financial position. The amounts disclosed in the table are the contractual undiscounted cash flows:

	As of December 31, 2017						As of December 31, 2016
	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 Year	Total	Up to a month	From 1 to 3 months	From 3 to 12 months	From 1 to 5 years	Over 5 Year	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/000	S/000

Financial assets	32,069,384	23,845,192	39,885,238	60,073,343	36,536,832	192,409,989	26,177,608	19,909,373	38,171,817	62,824,369	36,406,209	183,489,376

Financial liabilities by type -
Deposits and obligations	28,360,646	10,523,572	18,803,383	34,738,531	8,662,213	101,088,345	24,982,659	8,678,312	16,056,899	33,487,729	6,077,167	89,282,766
Payables from reverse purchase agreements and security lendings and due to banks and correspondents	3,658,434	1,801,493	6,363,038	6,597,765	6,352,357	24,773,087	3,015,441	2,014,116	5,572,115	10,581,827	5,101,938	26,285,437
Accounts payable to reinsurers and and coinsurers	51,426	140,648	31,489	9,862	-	233,425	38,678	157,686	35,453	5,166	-	236,983
Financial liabilities designated at fair value through profit or loss	168,089	-	-	-	-	168,089	209,520	-	-	-	-	209,520
Bonds and Notes issued	833,517	130,988	1,059,795	13,471,851	2,905,297	18,401,448	125,777	176,115	1,290,997	10,292,536	6,094,298	17,979,723
Other liabilities	1,997,270	293,864	298,986	5,310	1,341,955	3,937,385	3,941,629	133,844	200,758	4,749	8,305	4,289,285
Total liabilities	35,069,382	12,890,565	26,556,691	54,823,319	19,261,822	148,601,779	32,313,704	11,160,073	23,156,222	54,372,007	17,281,708	138,283,714

Derivative financial liabilities -
Contractual amounts receivable (Inflows)	150,149	123,114	464,466	1,770,499	790,843	3,299,071	576,992	150,223	550,989	1,765,538	522,802	3,566,544
Contractual amounts payable (outflows)	1,117,375	362,073	628,800	1,791,667	862,514	4,762,429	301,709	305,279	588,079	1,714,861	552,438	3,462,366
Total liabilities	(967,226)	(238,959)	(164,334)	(21,168)	(71,671)	(1,463,358)	275,283	(155,056)	(37,090)	50,677	(29,636)	104,178

32.4       Operational risk -

Operational risk is the possibility of the occurrence of losses arising from inadequate processes, human error, failure of information technology, relations with third parties or external events. Operational risks can, lead to financial losses and have legal or regulatory compliance consequences, but exclude strategic or reputational risk.

Operational Risks are grouped into internal fraud, external fraud, labor relations and job security, relations with clients, business products and practices, Damages to material assets, business and systems interruption, and Failures in process execution.

One of the Group’s pillars, is to develop an efficient risk culture, and to achieve this, it records operational risks and their respective process controls. The risk map permits their monitoring, prioritization and proposed treatment according to established governance. The group uses a decentralized management and a model based on the lines of defense (3LD in Spanish acronym)

32.5       Risk of the insurance activity -

The principal risk the Group faces under insurance contracts is that the actual claims and benefit payments or the timing thereof, differ from expectations. This is influenced by the frequency of claims, severity of claims, actual benefits paid and subsequent development of long-term claims. Therefore, the objective of the Group is to ensure that sufficient reserves are available to cover these liabilities.

The above risk exposure is mitigated by diversification across a large portfolio of insurance contracts. The variability of risks is also improved by careful selection and implementation of underwriting strategy guidelines, as well as the use of reinsurance arrangements. The Group’s placement of reinsurance is diversified so that it is neither dependent on a single reinsurer nor are the operations of the Group substantially dependent upon any single reinsurance contract.

Life insurance contracts -

The main risks that the Group is exposed to are mortality, morbidity, longevity, investment yield and flow, losses arising from policies due to the expense incurred being different than expected, and the policyholder decision; all of which, do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The Group’s underwriting strategy is designed to ensure that risks are well diversified in terms of type of risk and level of insured benefits. This is achieved through diversification across insurable risks, the use of medical screening in order to ensure that pricing takes account of current health conditions and family medical history, regular review of actual claims experience and product pricing, as well as detailed claims handling procedures. Underwriting limits are in place to enforce appropriate risk selection criteria. For example, the Group has the right not to renew individual policies, it can impose deductibles and it has the right to reject the payment of fraudulent claims.

For contracts when death or disability is the insured risk, the significant factors that could increase the overall frequency of claims are epidemics, widespread changes in lifestyle and natural disasters, resulting in more claims than expected.

For retirement, survival and disability annuities contracts, the most significant factor is continuing improvement in medical science and social conditions that increase longevity.

Management has performed a sensitivity analysis of the technical reserve estimates, Note 15(c).

Non-life insurance contracts (general insurance and healthcare) -

The Group mainly issues the following types of non-life general insurance contracts: automobile, home, business and healthcare insurances. Healthcare contracts provide medical expense cover to policyholders. Risks under non-life insurance policies usually cover 12 months.

For general insurance contracts the most significant risks arise from climate changes, natural disasters and other type of damages. For healthcare contracts the most significant risks arise from lifestyle changes, epidemics and medical science and technology improvements.

Most of these risks do not vary significantly in relation to the location of the risk insured by the Group, type of risk insured or industry.

The above risk exposures are mitigated by diversification across a large portfolio of insurance contracts. The variability of risk is improved by careful selection and implementation of underwriting strategies, which are designed to ensure that risks are diversified in terms of type of risks and level of insured benefits. This is achieved, in various cases, through diversification across industry sectors and geography. Furthermore, strict claim review policies to assess all new and ongoing claims, regular detailed review of claims handling procedures and frequent investigation of possible fraudulent claims are all policies and procedures put in place to reduce the Group’s risk exposure. Insurance contracts also entitle the Group to pursue third parties for payment of some or all costs. Also, the Group actively manages and promptly pursues claims, in order to reduce its exposure to unpredictable future developments that can negatively impact the Group.

The Group has also limited its exposure by imposing maximum claim amounts on certain contracts as well as the use of reinsurance arrangements in order to limit its exposure to catastrophic events.

Credit risk of the insurance activity –

Credit risk is the risk that one party to a financial instrument will cause a financial loss to the other party by failing to discharge an obligation at maturity.

The following policies and procedures are in place to mitigate the Group’s exposure to credit risk:

-	The Group sets the maximum amounts and limits that may be granted to corporate counterparties according to their long- term credit ratings.

-	Credit risk from customer balances, will only persist during the grace period specified in the policy document or trust deed until the policy is paid up or terminated. Commissions paid to intermediaries are netted off against amounts receivable from them in order to reduce the risk of doubtful accounts.

-	Reinsurance is placed with counterparties that have a good credit rating and concentration of risk is avoided by following guidelines in respect of counterparties’ limits which are set each year by the Board of Directors and are subject to regular reviews. At each reporting date, Management performs an assessment of creditworthiness of reinsurers and updates the reinsurance purchase strategy, determining whether the need exists to establish an allowance for impairment.

-	A Group policy setting out the assessment and determination of what constitutes credit risk for the Group is in place, its compliance is monitored and exposures and breaches are reported to the Group risk committee. The policy is regularly reviewed for pertinence and for changes in the risk environment.

-	The Group issues Investment Link life insurance contracts whereby the policyholder bears the investment risk on the financial assets held in the Company’s investment portfolio as the policy benefits are directly linked to the value of the assets in the portfolio. Therefore, the Group has no material credit risk on Investment Link financial assets.

32.6       Capital management -

The Group maintains an actively managed capital base to cover risks inherent in its business. The adequacy of the Group’s capital is monitored using, among other measures, the rules and ratios established by the SBS, the supervising authority of its major subsidiaries and for consolidation purposes. Furthermore, capital management responds to market expectations in relation to the solvency of the Group and to support the growth of the businesses considered in the strategic planning. In this way, the capital maintained by the Group enables it to assume unexpected losses in normal conditions and conditions of severe stress.

The Group’s objectives when managing capital are: (i) to comply with the capital requirements set by the regulators of the markets where the entities within the Group operate; (ii) to safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders; and (iii) to maintain a strong capital base to support the development of its business, in line with the limits and tolerances established in the declaration of Risk Appetite.

As of December 31, 2017 and 2016, the regulatory capital for the subsidiaries engaged in financial and insurance activities amounted to approximately S/21,723.0 million and S/21,174.7 million, respectively. The regulatory capital has been determined in accordance with SBS regulations in force as of said dates. Under the SBS regulations, the Group’s regulatory capital exceeds by approximately S/3,710.3 million the minimum regulatory capital required as of December 31, 2017 (approximately S/3,915.7 million as of December 31, 2016).

32.7       Fair values -

a)	Financial instruments recorded at fair value and fair value hierarchy -

The following table analyses financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the consolidated statement of financial position:

		As of December 31, 2017				As of December 31, 2016
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Financial assets
Derivative financial instruments:
Forward foreign exchange contracts		-	62,353	-	62,353	-	73,722	-	73,722
Interest rate swaps		-	228,461	-	228,461	-	310,221	-	310,221
Cross currency swaps		-	75,944	-	75,944	-	108,241	-	108,241
Currency swaps		-	332,376	-	332,376	-	428,928	-	428,928
Foreign exchange options		-	2,692	-	2,692	-	21,490	-	21,490
	12(b)	-	701,826	-	701,826	-	942,602	-	942,602

Trading securities		1,611,952	2,410,315	2,470	4,024,737	843,939	3,162,322	8,758	4,015,019
Financial assets at fair value through profit or loss	8	484,930	52,755	-	537,685	377,552	79,988	1,559	459,099

Available-for-sale investments:
Debt instruments
Certificates of deposit BCRP		-	7,923,706	-	7,923,706	-	4,802,608	-	4,802,608
Corporate bonds, leases and subordinate		3,988,785	4,489,275	1,461	8,479,521	3,830,740	4,209,173	109,493	8,149,406
Government treasury bonds		4,074,302	658,461	-	4,732,763	1,688,930	558,693	-	2,247,623
Mutual funds		745,546	-	79,533	825,079	55,052	466,574	139,140	660,766
Other instruments		105,787	1,002,557	537,065	1,645,409	26,571	804,192	36,613	867,376
Equity instruments		317,020	417,703	82,690	817,413	1,197,358	665,158	95,372	1,957,888
	6(a)	9,231,440	14,491,702	700,749	24,423,891	6,798,651	11,506,398	380,618	18,685,667

Total financial assets		11,328,322	17,656,598	703,219	29,688,139	8,020,142	15,691,310	390,935	24,102,387

Financial liabilities
Derivatives financial instruments:
Interest rate swaps		-	94,785	-	94,785	-	60,572	-	60,572
Forward foreign exchange contracts		-	56,869	-	56,869	-	55,437	-	55,437
Cross currency swaps		-	134,349	-	134,349	-	49,329	-	49,329
Currency swaps		-	349,779	-	349,779	-	490,475	-	490,475
Foreign exchange options		-	980	-	980	-	17,202	-	17,202
	12(b)	-	636,762	-	636,762	-	673,015	-	673,015

Bonds and Notes issued at fair value		-	7,986,539	-	7,986,539	-	8,412,515	-	8,412,515
Financial liabilities at fair value through profit or loss		-	168,089	-	168,089	-	209,520	-	209,520
Total financial liabilities		-	8,791,390	-	8,791,390	-	9,295,050	-	9,295,050

Financial instruments included in the Level 1 category are those that are measured on the basis of quotations obtained in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Financial instruments included in the Level 2 category are those that are measured on the basis of observable market factors. This category includes instruments valued using: quoted prices for similar instruments, either in active or less active markets and other valuation techniques (models) where all significant inputs are directly or indirectly observable based on market data.

Following is a description of how fair value is determined for the main Group’s financial instruments where valuation techniques were used with inputs based on market data which incorporate Credicorp’s estimates on the assumptions that market participants would use for measuring these financial instruments:

-	Valuation of derivative financial instruments -

Interest rate swaps, currency swaps and forward exchange contracts are measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves. Options are valued using well-known, widely accepted valuation models.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to include the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

As of December 31, 2017, the balance of receivables and payables corresponding to derivatives amounted to S/701.8 million and S/636.8 million, respectively, See Note 12(b), generating DVA and CVA adjustments for approximately S/12.6 million and S/16.3 million, respectively. The net impact of both items in the consolidated statement of income amounted to S/1.4 million. As of December 31, 2016, the balance of receivables and payables corresponding to derivatives amounted to S/942.6 million and S/673.0 million, respectively, See Note 12(b), generating DVA and CVA adjustments for approximately S/8.0 million and S/15.0 million, respectively. Also, the net impact of both items in the consolidated statement of income amounted to S/9.3 million.

-	Valuation of debt securities available for sale classified in level 2 -

Valuation of BCRP certificates of deposit, corporate, leasing, subordinated bonds and Government treasury bonds are measured calculating their Net Present Values (NPV) through discounted cash flows, using appropriate and relevant zero coupon rate curves to discount cash flows in the respective currency and considering observable current market transactions.

BCRP certificates of deposit (CD BCRP) are securities issued at a discount in order to regulate the liquidity of the financial system. They are placed mainly through public auction or direct placement, are freely negotiable by their holders in the Peruvian secondary market and may be used as collateral in Repurchase agreements transactions of securities with the BCRP. During 2017, the average daily placement of (CD BCRP) was S/205.0 million, with maturities between 1 and 18 months.

Other debt instruments are measured using valuation techniques based on assumptions supported by prices from observable current market transactions, obtained via pricing services. Nevertheless, when prices have not been determined in an active market, fair values are based on broker quotes and assets that are valued using models whereby the majority of assumptions are market observable.

Financial instruments included in the Level 3 category are those that are measured using valuation techniques based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

In this regard, no significant differences were noted between the estimated fair values and the respective carrying amounts.

As of December 31, 2017 and 2016, the net unrealized gain of Level 3 financial instruments amounted to S/39.1 million and S/40.6 million, respectively. During 2017 and 2016, changes in the carrying amount of Level 3 financial instruments have not been significant since there were no purchases, issuances, settlements or any other significant movements or transfers from level 3 to Level 1 or Level 2 or vice versa. Also, there have been no transfers between Level 1 and Level 2.

b)	Financial instruments not measured at fair value -

Set out below is the disclosure of the comparison between the carrying amounts and fair values of the financial instruments, which are not measured at fair value, presented in the consolidated statement of financial position by level of the fair value hierarchy:

	As of December 31, 2017					As of December 31, 2016
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000	S/000
Assets
Cash and due from banks	-	23,221,987	-	23,221,987	23,221,987	-	16,645,769	-	16,645,769	16,645,769
Cash collateral, reverse repurchase	-	7,480,420	-	7,480,420	7,480,420	-	10,919,624	-	10,919,624	10,919,624
Held-to-maturity investments	4,088,520	561,562	-	4,650,082	4,413,373	5,215,704	-	-	5,215,704	5,118,420
Loans, net	-	115,346,836	-	115,346,836	115,346,836	-	110,137,973	-	110,137,973	110,393,753
Premiums and other policies receivable	-	656,829	-	656,829	656,829	-	643,224	-	643,224	643,224
Accounts receivable from reinsurers and coinsurers	-	715,695	-	715,695	715,695	-	454,187	-	454,187	454,187
Bank acceptances	-	532,034	-	532,034	532,034	-	491,139	-	491,139	491,139
Other assets	-	1,759,125	-	1,759,125	1,759,125	-	1,286,082	-	1,286,082	1,286,082
Total	4,088,520	150,274,488	-	154,363,008	154,126,299	5,215,704	140,577,998	-	145,793,702	145,952,198

Liabilities
Deposits and obligations	-	97,170,411	-	97,170,411	97,170,411	-	85,916,387	-	85,916,387	85,916,387
Payables from repurchase agreements	-	13,415,843	-	13,415,843	13,415,843	-	15,127,999	-	15,127,999	15,127,999
Due to Banks and correspondents and other entities	-	8,034,990	-	8,034,990	7,996,889	-	7,615,935	-	7,615,935	7,493,916
Bank acceptances	-	532,034	-	532,034	532,034	-	491,139	-	491,139	491,139
Payable to reinsurers and coinsurers	-	235,185	-	235,185	235,185	-	233,892	-	233,892	233,892
Bond and Notes issued	-	8,830,070	-	8,830,070	8,255,718	-	8,137,945	-	8,137,945	7,527,088
Other liabilities	-	3,270,714	-	3,270,714	3,270,714	-	2,540,980	-	2,540,980	2,540,980
Total	-	131,489,247	-	131,489,247	130,876,794	-	120,064,277	-	120,064,277	119,331,401

The methodologies and assumptions used by the Group to determine fair values depend on the terms and risk characteristics of the various financial instruments and include the following:

(i)	Long-term fixed-rate and variable-rate loans are evaluated by the Group based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the incurred losses of these loans. As of December 31, 2017 and 2016, the carrying amounts of loans, net of allowances, were not materially different from their calculated fair values.

(ii)	Assets for which fair values approximate their carrying value - For financial assets and financial liabilities that are liquid or have a short term maturity (less than three months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable rate financial instruments.

(iii)	Fixed rate financial instruments - The fair value of fixed rate financial assets and liabilities carried at amortized cost are estimated by comparing market interest rates when they were first recognized with current market rates offered for similar financial instruments. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued the fair values are calculated based on quoted market prices. When quoted market prices are not available, a discounted cash flow model is used based on a current interest rate yield curve appropriate for the remaining term to maturity.

32.8       Fiduciary activities, management of funds and pension funds -

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes allocations and purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in a fiduciary capacity are not included in these consolidated financial statements. These services give rise to the risk that the Group will be accused of mismanagement or under-performance.

As of December 31, 2017 and 2016, the assigned value of the financial assets under administration off the balance sheet (in millions of soles) is as follows:

	2017	2016

Pension funds	48,868	42,871
Investment funds	37,567	51,484
Equity managed	12,874	12,417
Bank trusts	3,435	3,482
Total	102,744	110,254

33	COMMITMENTS AND CONTINGENCIES

Legal claim contingencies –

(i)	Madoff Trustee Litigations -

On September 22, 2011, the Trustee for the liquidations of Bernard L. Madoff Investment Securities LLC (BLMIS), and the substantively consolidated state of Bernard L. Madoff (“the Madoff Trustee”) filed a complaint against Credicorp’s subsidiary Atlantic Security Bank (ASB) in U.S. Bankruptcy Court Southern District of New York, for an amount of approximately US$120.0 million (“the Complaint”), equivalent to approximately S/388.9 million, which corresponds to the funds that ASB managed in Atlantic US Blue Chip Fund and that were redeemed between the end of 2004 and the beginning of 2005 from Fairfield Sentry Limited Fund in Liquidation (hereafter “Fairfield”), a fund that invested in BLMIS.

The Complaint further alleges that the Madoff Trustee filed an adversary proceeding against Fairfield, seeking to avoid and recover the initial transfers of money from BLMIS to Fairfield; that on June 7 and 10, 2011, the Bankruptcy Court approved a settlement between the Madoff Trustee, Fairfield and others; and that the Madoff Trustee is entitled to recover the sums sought from ASB as “subsequent transfers” of “avoided transfers” from BLMIS to Fairfield that Fairfield subsequently transferred to ASB. The Madoff Trustee has filed similar actions against other alleged “subsequent transferees” that invested in Fairfield and its sister entities which, in turn, invested in and redeemed funds from BLMIS.

On July 7, 2014, the District Court of New York issued an opinion indicating that the Bankruptcy Laws of the United States are not applicable extraterritorially to permit the recovery of subsequent transfers made outside of the United States, between foreign entities. Furthermore, the District Court returned the case to the Bankruptcy Court, which, on November 22, 2016, issued a verdict establishing that certain subsequent transfers made overseas could not be recovered under the Bankruptcy Laws of the United States and rejected the demands presented by the Trustee of Madoff against the foreign entities; among them, the ASB. On March 16, 2017, the Trustee appealed this decision, additionally seeking that the appeal be heard be heard before the Second Circuit of the Court of Appeal of the United States. On September 27, 2017, the Court of Appeals admitted the hearing of the Trustee’s appeal directly before said Court. On January 10, 2018, the Trustee presented to the Court the written arguments that support his appeal.

Management believes that ASB has valid defense arguments against the Madoff Trustee’s claims alleged in the Complaint and intends to contest these claims vigorously. Management considers, among other substantial defenses, that the Complaint considers only the amounts withdrawn, without taking into account the amounts invested in Fairfield. Furthermore, ASB after redeeming said funds from Fairfield, re-invested them in BLMIS through another vehicle, resulting in a net loss in the funds that ASB managed on behalf of its clients for approximately US$78.0 million (equivalent to approximately S/252.8 million) as of December, 2008.

(ii)	Fairfield Liquidator Litigation -

On April 13, 2012, Fairfield and its representative, Kenneth Krys (the “Fairfield Liquidator”), filed an adversary proceeding against ASB pursuant to Chapter 15 of the U.S. Bankruptcy Code, in the U.S Bankruptcy Court for the Southern District of New York, styled as Fairfield Sentry Limited (In Liquidation) v. Atlantic Security Bank, Adv. Pro. N° 12-01550 (BRL) (Bankr. S.D.N.Y.) (“Fairfield v. ASB Adversary Proceeding”). The complaint sought to recover the amount of approximately US$115.0 million, reflecting ASB’s redemptions of certain investments in Fairfield Sentry Limited, together with investment returns thereon. These are essentially the same moneys that the Madoff Trustee seeks to recover in the Madoff Litigation described above.

Thereafter, the Fairfield v. ASB Adversary Proceeding was procedurally consolidated by the Bankruptcy Court with other adversary actions by the Fairfield Liquidator against former investors in Fairfield Sentry. Pursuant to that consolidation, and by consent of the parties, the Bankruptcy Court decreed the suspension of all proceedings in the Fairfield Liquidator adversary actions (except for the filing of amended complaints) in the light of the pending litigation in the British Virgin Island courts (BVI litigation) calling into question the Fairfield Liquidator’s ability to seek recovery of funds invested with and redeemed from Fairfield Sentry. This suspension has been lifted, and on September 18, 2016, the Fairfield Liquidator filed a New Complaint (the modified original Complaint) against ASB. On January 13, 2017, ASB has presented, together with other defendants, a procedural motion/defense for the Complaint to be dismissed. On January 25, 2018, a hearing was held in which the parties have orally presented their arguments in support of each of their positions

Management considers that ASB has substantial defenses against the Fairfield Liquidator’s claims alleged in the Amended Complaint and intends to contest these claims vigorously.

34	SUBSEQUENT EVENT

From December 31, 2017 until the date of this report, no significant event has occurred which affects the consolidated financial statements.

- 148 -